Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2020 RESULTS

RECORD QUARTERLY PRODUCTION; RECORD ANNUAL EARNINGS AND
CASHFLOW; RECORD RESERVES; GOLD PRODUCTION FORECAST TO GROW
24% FROM 2020 THROUGH 2024; ODYSSEY PROJECT AND AMARUQ
UNDERGROUND APPROVED FOR DEVELOPMENT

Toronto (February 11, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported quarterly net income of $205.2 million, or net income of $0.85 per share, for the fourth quarter of 2020. This result includes non-cash mark-to-market gains on warrants of $29.3 million ($0.12 per share), foreign currency translation gains on deferred tax liabilities of $28.8 million ($0.12 per share), derivative gains on financial instruments of $21.7 million ($0.09 per share), losses on environmental remediation of $16.6 million ($0.07 per share), non-cash foreign currency translation losses of $11.0 million ($0.04 per share) and various other adjustment losses of $9.1 million ($0.04 per share). Excluding these items would result in adjusted net income1 of $162.1 million or $0.67 per share for the fourth quarter of 2020. For the fourth quarter of 2019, the Company reported net income of $331.7 million or $1.39 per share.

Included in the fourth quarter of 2020 net income, and not adjusted above, are non-cash stock option expense of $3.0 million ($0.01 per share) and workforce costs of employees affected by the COVID-19 pandemic (primarily Nunavut-based) of $2.3 million ($0.01 per share).

In the full year 2020, the Company reported record net income of $511.6 million, or $2.12 per share. This compares with the full year 2019, when net income was $473.2 million, or $2.00 per share.

1 Adjusted net income is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

In the fourth quarter of 2020, cash provided by operating activities was $403.5 million ($386.8 million before changes in non-cash components of working capital), compared to the fourth quarter of 2019 when cash provided by operating activities was $257.5 million ($263.8 million before changes in non-cash components of working capital). The cash provided by operating activities in the fourth quarter of 2020 resulted in another strong quarter of free cash-flow2 generation.

In the full year 2020, cash provided by operating activities was $1,192 million ($1,211 million before changes in non-cash components of working capital), compared to the full year 2019 when cash provided by operating activities was $882 million ($867 million before changes in non-cash components of working capital). The cash provided by operating activities in the full year of 2020 sets a yearly record for the Company and resulted in strong annual free cash-flow generation.

The decrease in net income in the fourth quarter of 2020, compared to the prior-year period, is primarily due to the impairment reversal (net of tax) relating to the Meliadine mine of $223.4 million in the fourth quarter of 2019, partially offset by higher revenues from mining operations resulting from higher average realized gold and silver prices as well as changes in non-cash items related to mark-to-market gains on warrants and other financial instruments owned by the Company.

The increase in net income in the full year 2020, compared to the prior-year, is primarily due to higher average realized gold prices as well as changes in non-cash items related to mark-to-market gains on warrants and other financial instruments owned by the Company, partially offset by the impairment reversal (net of tax) relating to the Meliadine mine of $223.4 million in the fourth quarter of 2019, higher amortization costs from the Meliadine and Canadian Malartic mines and lower gold sales volume. The lower gold sales volume was primarily driven by the suspension of seven of the Company's eight mines in the second quarter of 2020 in response to the COVID-19 pandemic.

The increase in cash provided by operating activities in the fourth quarter of 2020, compared to the prior-year period, was mainly due to an increase in revenues from mining operations resulting from higher average realized gold and silver prices, partially offset by higher cash taxes related to higher operating margins in the quarter.

The increase in cash provided by operating activities in the full year 2020, compared to the prior-year, was mainly due to an increase in revenues from mining operations resulting from higher average realized gold prices, partially offset by lower gold sales volume, higher production costs from the Meadowbank Complex as mining transitioned to the Amaruq satellite deposit, temporary suspension costs related to the COVID-19 pandemic and higher cash taxes related to higher operating margins.

"Despite 2020 being very challenging, we ended the year with record quarterly gold production, our largest gold reserve base and our best ever safety performance as a result of the excellent work of our employees. With gold production expected to increase by approximately 300,000 ounces in 2021, combined with an anticipated decline in total cash costs per ounce of 6%, we expect to continue to generate strong net free cash flow in 2021 while we steadily advance our pipeline of growth projects," said Sean Boyd, Agnico Eagle's Chief Executive Officer. "As we move forward, our focus will be on maximizing the full potential of our existing mines through mineral reserve additions and incremental production expansions while also building new projects like the recently approved underground mines at Canadian Malartic and Amaruq. At the same time, we will continue to look to strengthen our business and build additional value by adding projects with excellent potential to grow and become important cash flow generators, like the recently acquired Hope Bay project," added Mr. Boyd.

2 Free cash flow is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

Fourth quarter of 2020 and full year 2020 highlights include:

•	Record quarterly gold production – Payable gold production[3] in the fourth quarter of 2020 was 501,445 ounces (including 15,504 ounces of pre-commercial gold production from the IVR open pit at the Meadowbank Complex and the Tiriganiaq open pit at Meliadine) at production costs per ounce of $771, total cash costs per ounce[4] of $701 and all-in sustaining costs ("AISC") per ounce[5] of $985. Payable gold production in the full year 2020 was 1,736,568 ounces (including 36,416 ounces of pre-commercial gold production from the IVR deposit, Tiriganiaq open pit, and Barnat pit at Canadian Malartic) at production costs per ounce of $838, with total cash costs per ounce of $775. This compares to the most recent guidance of 1.68 to 1.73 million ounces of gold at total cash costs per ounce of $740 to $790. AISC per ounce in the full year 2020 were $1,051, compared to the most recent guidance of $1,025 to $1,075 per ounce. Production costs, total cash costs per ounce and AISC per ounce exclude the pre-commercial production ounces from IVR, Tiriganiaq and Barnat

•	Optimization of existing assets supports 24% Growth in Expected Production From 2020 Through 2024 – The mid-point of gold production guidance for 2021 and 2022 is 2.05 and 2.1 million ounces, respectively (unchanged from previous guidance issued in February 2020). The mid-point for gold production guidance for 2023 is 2.125 million ounces, while gold production in 2024 is expected to be approximately 2.15 million ounces. At this time, gold production guidance excludes production from the newly acquired Hope Bay deposits

3 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

4 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

5 AISC per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Cost guidance for 2021 essentially in line with prior year's guidance – In 2021, total cash costs per ounce are forecast to be between $700 and $750. This compares to last year's guidance range for 2021 of $675 to $725, before adding COVID-19 related costs of approximately $10 per ounce. In 2021, AISC are forecast to be between $950 and $1,000 per ounce. Although the Company expects some variability in operating costs over the period, total cash costs per ounce and AISC per ounce are expected to average approximately $750 and $990 per ounce, respectively, through 2024. In 2021, capital expenditures are forecast to be approximately $803 million. Annual capital expenditures are expected to be approximately $750 million to $800 million through 2024

•	Gold mineral reserves increase to record level – Year-end 2020 gold mineral reserves increased by 12% to 24.1 million ounces of gold (348 million tonnes grading 2.15 grams per tonne ("g/t") gold). Approximately 1.1 million ounces of the increase comes from operating mines (primarily the LaRonde Complex, Canadian Malartic, Goldex, Meliadine, Pinos Altos and Kittila) with the balance coming from the Hammond Reef project. Gold contained in measured and indicated mineral resources decreased by 15% to 15.3 million ounces (341 million tonnes grading 1.40 g/t gold), largely due to conversion into mineral reserves. Inferred mineral resources increased by 9% to 23.4 million ounces (283 million tonnes grading 2.57 g/t gold), largely due to additions at the East Gouldie deposit at Canadian Malartic

•	2021 exploration budget increased by over 40% with a focus on expansion and conversion drilling at existing properties and delineation of new target areas – The exploration budget in 2021 has been increased to approximately $163 million (from $113 million in 2020). The focus will be on the expansion of mineral reserves and mineral resources at operating mines and pipeline projects. In addition, new target areas will be tested at LaRonde, Kittila, East Gouldie, Santa Gertrudis and Hope Bay

•	Near-Term Opportunities Support Production Growth in 2021 to 2023; Kittila and Meliadine expansions progressing as planned; Amaruq underground and Odyssey projects approved for development

•	Kittila and Meliadine – At Kittila, the mill expansion was completed in the fourth quarter of 2020 (ahead of schedule) and shaft sinking remains on budget despite delays related to COVID-19 travel restrictions impacting the Canadian-based contractor. At Meliadine, the Phase 2 expansion remains on track with mill throughput expected to increase from an average of approximately 4,600 tonnes per day ("tpd") in 2021 to 6,000 tpd in 2025

•	Amaruq underground project – First gold production is expected in 2022. Over the current estimated 5-year mine life, approximately 500,000 ounces of gold are expected to be produced with a positive impact expected on overall production and costs at the Meadowbank Complex in 2023 to 2026. Additional mineral reserves may be available for mining, but will be contingent on the development of new open pit ore sources

•	Odyssey project – Initial production is expected in 2023 from the underground ramp. Shaft sinking and development to access the higher-grade East Gouldie deposit is expected to continue until the end of 2028. Starting in 2029, the mine is expected to produce an average of 545,400 ounces of gold per year (100% basis) at total cash costs per ounce of $630. Over an expected 17-year mine life, total payable gold production is expected to be approximately 6.93 million ounces (100% basis)

•	Project pipeline provides future production optionality: Upper Beaver technical evaluations advancing; Hope Bay acquisition completed; Hammond Reef declares Initial Mineral Reserves

•	Upper Beaver – 2020 drilling focused on infilling and expanding mineral resources. Additional drilling is planned at Upper Beaver in 2021 to test an open pit concept and an internal technical study is expected to be completed at year-end 2021

•	Hope Bay – In 2021, the Company expects to continue mining at the Doris deposit while undertaking optimization efforts, as well as initiating a property wide exploration program and evaluating the Madrid and Boston deposits for future production. Hope Bay is expected to be approximately cash flow neutral in 2021, and is currently not included in the Company's production or cost guidance for 2021

•	Hammond Reef – A positive internal technical study was completed in 2020, resulting in the declaration of the first open pit mineral reserves of 3.32 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). Going forward, the Company will continue to evaluate optimization of the deposit and potential mining scenarios to further improve project economics

•	A quarterly dividend of $0.35 per share has been declared

Fourth Quarter and Full Year 2020 Financial and Production Highlights

In the fourth quarter of 2020, strong operational performance continued at the Company's eight mines, which led to record quarterly payable gold of 501,445 ounces (including pre-commercial gold production of 10,995 ounces from the IVR pit at the Meadowbank Complex and 4,509 ounces from the Tiriganiaq open pit at Meliadine), compared to 494,678 ounces in the prior-year period (which included 3,137 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic).

The higher gold production in the fourth quarter of 2020, when compared to the prior-year period, was primarily due to the strong performance of the Nunavut operations which achieved their targeted operating rates, partially offset by lower production from the LaRonde Complex due to lower grade and throughput as a result of adjustments to the mining sequences and lower production from the Kittila mine due to a planned shutdown at the start of the quarter.

In the full year 2020, payable gold production was 1,736,568 ounces (including pre-commercial gold production of 18,930 ounces from the Barnat deposit at Canadian Malartic, 10,995 ounces from the IVR pit at the Meadowbank Complex and 6,491 ounces from the Tiriganiaq open pit at Meliadine), compared to 1,782,147 ounces in the prior-year period (which included an aggregate of 85,699 ounces of pre-commercial gold production at the Meliadine mine, the Amaruq satellite deposit and the Barnat deposit).

The lower gold production in the full year 2020, when compared to the prior-year period, was primarily due to lower production at four of the Company's eight mines as a result of temporary shutdowns or reduction in activities in the second quarter of 2020 related to government mandated COVID-19 restrictions, partially offset by the contribution of a full year of production from the Meliadine mine which achieved commercial production in May 2019 and strong performance at the Kittila mine. A detailed description of the production at each mine is set out below.

Production costs per ounce in the fourth quarter of 2020 were $771, compared to $763 in the prior-year period. Total cash costs per ounce in the fourth quarter of 2020 were $701, compared to $745 in the prior-year period.

In the fourth quarter of 2020, production costs per ounce increased when compared to the prior-year period primarily due to additional costs at all sites related to COVID-19 protocols and higher production costs at the Kittila mine resulting from contractor cost pressures and lower gold production. In the fourth quarter of 2020, total cash costs per ounce decreased when compared to the prior-year period primarily due to higher by-product revenues at the LaRonde Complex and the Mexican operations and the timing of inventory at the Meadowbank Complex, partially offset by the reasons described above.

Production costs per ounce in the full year 2020 were $838, compared to $735 in the prior-year. Total cash costs per ounce in the full year 2020 were $775, compared to $673 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the full year 2020 increased when compared to the prior-year primarily due to higher production costs at the Meadowbank Complex as mining transitioned to the Amaruq satellite deposit, higher production costs at the Kittila mine as a result of contractor cost pressures and higher costs per ounce at the Goldex, Canadian Malartic and Pinos Altos mines, mainly related to lower gold production at those sites as a result of temporary shutdowns or reduction in activities in the second quarter of 2020 related to government mandated COVID-19 restrictions.

AISC in the fourth quarter of 2020 was $985 per ounce, compared to $1,039 in the prior-year period. AISC in the fourth quarter of 2020 decreased when compared to the prior-year period primarily due to lower total cash costs per ounce and lower sustaining capital expenditures.

AISC in the full year 2020 was $1,051 per ounce, compared to $938 in the prior-year period. AISC in the full year 2020 increased when compared to the prior-year primarily due to higher total cash costs per ounce and higher sustaining capital at the Meadowbank Complex, as the Amaruq satellite deposit and Meliadine transitioned to commercial production in the second and third quarters of 2019, respectively. A detailed description of the cost performance of each mine is set out below.

Strong Financial Results; Increased Cash Position at Year-End 2020

Cash and cash equivalents and short-term investments increased to $406.5 million at December 31, 2020, from the September 30, 2020 balance of $321.5 million, as the Company continues to generate strong cash flow from operations. As of December 31, 2020, the outstanding balance on the Company's unsecured revolving bank credit facility was nil, and available liquidity under this facility was $1.2 billion, not including the uncommitted $300 million accordion feature.

"In February 2021, Moody's initiated their inaugural credit rating on Agnico Eagle and have assigned a Baa2 issuer rating with a Stable outlook. We are delighted to have a third ratings agency assign a strong investment grade rating, joining Fitch and DBRS," stated David Smith, Agnico Eagle's Senior Vice President, Finance and Chief Financial Officer. "Agnico Eagle has entered a period of strong free cash flow generation as demonstrated by the record results in 2020. We remain committed to managing the business such that we maintain a proper balance of reinvestment in our mines and pipeline projects, having a strong balance sheet and returning capital to our shareholders," added Mr. Smith.

Approximately 33% of the Company's 2021 estimated Canadian dollar exposure is hedged at an average floor price above 1.33 C$/US$. Approximately 34% of the Company's 2021 estimated Mexican peso exposure is hedged at an average floor price above 21.00 MXP/US$. Approximately 10% of the Company's 2021 estimated Euro exposure is hedged at an average floor price of approximately 1.20 US$/EUR. The Company's full year 2021 cost guidance is based on assumed exchange rates of 1.30 C$/US$, 20.00 MXP/US$ and 1.20 US$/EUR.

Approximately 50% of the Company's diesel exposure relating to its Nunavut operations for 2021 is hedged at prices better than the 2021 cost guidance assumption of C$0.50 per litre (excluding transportation costs).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to support its key input costs. Going forward, the Company anticipates providing updates on its hedging position on an annual basis.

Capital Expenditures

Total capital expenditures (including sustaining capital) in the full year 2020 were $773 million, compared to the most recent guidance of $740 million. The increase in capital expenditures compared to the previous guidance is primarily related to additional spending at the Kittila and Meliadine mines and the Amaruq satellite deposit and the buy-back of a royalty at the Hammond Reef project. At the Kittila mine, approximately $20 million of additional capital expenditures resulted from the acceleration of costs in connection with the completion of the mill expansion, the construction of the NP4 tailings pond and the construction of the discharge waterline. At the Meliadine mine, approximately $10 million of additional capital expenditures resulted from the higher-than-expected production rate which resulted in accelerated stripping of the Tiriganiaq pit. At Amaruq, approximately $11 million of additional capital expenditures were incurred due to the acceleration of development at the IVR pit. These increases in capital expenditures were partially offset by lower capital expenditures at the Canadian Malartic mine due to higher than expected pre-production credits from the Barnat pit, and lower capital expenditures at the Pinos Altos at La India mines related to the mandatory temporary suspension of operations in April and May 2020.

The following table sets out capital expenditures (including sustaining capital) in the fourth quarter and the full year 2020.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Twelve Months Ended
	December 31, 2020	December 31, 2020
Sustaining Capital
LaRonde Complex	$27,964	$85,745
Canadian Malartic mine	18,616	52,482
Meadowbank Complex	6,039	55,814
Meliadine mine	11,481	41,492
Kittila mine	12,602	39,943
Goldex mine	6,740	24,018
Pinos Altos mine	12,295	24,242
La India mine	4,473	13,780
Total Sustaining Capital	$100,210	$337,516

Development Capital
LaRonde Complex	$15,208	35,887
Canadian Malartic mine	2,572	3,317
Meadowbank Complex	28,483	77,464
Amaruq underground project	8,547	27,145
Meliadine mine	24,311	88,140
Kittila mine	50,397	163,463
Goldex mine	3,927	13,023
Pinos Altos mine	1,297	3,730
La India mine	3,999	8,927
Other	630	14,864
Total Development Capital	$139,371	$435,960
Total Capital Expenditures	$239,581	$773,476

Dividend Record and Payment Dates for the Fourth Quarter of 2020

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.35 per common share, payable on March 22, 2021 to shareholders of record as of March 1, 2021. Agnico Eagle has now declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for fiscal 2021

Record Date	Payment Date
March 1, 2021*	March 22, 2021*
June 1, 2021	June 15, 2021
September 1, 2021	September 15, 2021
December 1, 2021	December 15, 2021

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

COVID-19 Update

From the early days of the outbreak of the COVID-19 pandemic, the Company implemented extraordinary measures with a constant focus on protecting the health and safety of its employees, on protecting and supporting the communities in which it operates and on protecting its operations. The second wave of COVID-19 continues to affect all of the Company's operating regions. However, during the fourth quarter of 2020, mining remained an essential business in these regions and none of the Company's operations were suspended or restricted.

Throughout 2020, the Company continually enhanced its safety protocols, maximized teleworking where possible and increased its testing capacity. Five testing facilities now support the Canadian operations and one testing facility, funded by the Company, is available to the Kittila operation as well as to all the residents of Kittila municipality. COVID-19 protocols (not including compensation paid to Nunavut-based employees) added approximately $2.1 million (approximately $4 per ounce) to the Company's operating costs in the fourth quarter of 2020. These costs relate mainly to the purchase of sanitizing equipment and consumables; procurement of non-medical masks; testing of employees; rental of trailers for screening; additional employee transportation; and supplies and health support to surrounding communities. These incremental costs are expected to remain in place for the foreseeable future and are expected to increase the production costs at our operations by approximately $1.0 to $1.5 million per month. To date, the Company has seen limited impact on operational productivity as a result of COVID-19.

In its effort to support the local communities in which it operates, the Company maintains constant communication with local authorities to understand the community-based priorities and to identify where we are able to help. In Mexico, the local teams continue to provide resources to local health centres and communities and to distribute food hampers to vulnerable people. In Nunavut, the Kivalliq region reported its first COVID-19 cases in November 2020 and the Government of Nunavut implemented mandatory, territory-wide restrictions. The Company's local team provided rapid and effective assistance, including snow removal, providing financial support for equipment rental and manpower, and funding food hampers and health and safety supplies for affected communities.

In the fourth quarter of 2020, the Nunavut-based workforce remained at home due to current COVID-19 health guidelines issued by the Government of Nunavut and the Company continued to pay 75% of the base salaries to these employees (a total of $3.7 million pre-tax, $2.3 million net of tax, included in Other Expenses). As the distribution of COVID-19 vaccines has begun in local Nunavut communities, the Company is preparing to reintegrate the Nunavut based workforce to its operations in the course of 2021.

In the fourth quarter of 2020, 285 employees tested positive for COVID-19. A significant majority of these cases were detected by the Company's screening and testing protocols. To date, these protocols have been effective at detecting COVID-19 cases and preventing the spread of the virus within the Company's operations.

Of the 285 employees who tested positive for COVID-19 in the fourth quarter of 2020, 257 employees recovered and the Company continues to monitor closely the health status of the employees that have not yet recovered. The following table sets out additional information on COVID-19 cases identified in the fourth quarter of 2020.

Region	Total Positive Cases	Detected Offsite	Detected by the Company's protocols	Recovered Cases
Finland	2	2	—	—
Nunavut	12	5	7	3
Abitibi	8	5	3	4
Mexico	227	10	217	216
Exploration	36	2	34	34
Toronto	—	—	—	—
Sub-Total	285	24	261	257

Agnico Eagle will continue to maintain high standards and strive to provide a healthy and safe working environment at all its operations. The Company will continue to monitor the situation closely to respond promptly as needed.

Fourth Quarter 2020 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Friday, February 12, 2021 at 9:00 AM (E.S.T.) to discuss the Company's fourth quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 5848876. The conference call replay will expire on Friday, March 13, 2021.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Four-Year Guidance – Forecast Shows Continued Production Growth

The Company is announcing its detailed production and cost guidance for 2021, mine by mine production forecasts for 2021 through 2023 and consolidated production guidance for 2024. Gold production in 2021 is forecast to be approximately 2,047,500 ounces, in line with the prior three-year gold production guidance issued on February 13, 2020 ("Previous Guidance"). Gold production in 2022 is forecast to be between 2.075 million and 2.125 million ounces (mid-point of 2.1 million ounces), which is in line with the Previous Guidance. Gold production in 2023 is forecast to be between 2.1 million and 2.15 million ounces (mid-point of 2.125 million ounces). Gold production in 2024 is forecast to be approximately 2.15 million ounces. At this time, gold production guidance for 2021 to 2024 excludes production from Hope Bay.

The Company believes that the risk of further business interruption from COVID-19 remains low considering the rigorous protocols that the Company has implemented in all operating regions and the initiation of the global vaccination program. However, unexpected interruptions could still occur given the uncertainty surrounding the evolution of the virus and the measures taken by governments and others to contain the spread and impact of the virus.

In 2021, gold production is expected to ramp up over the year. Overall, 2021 gold production is expected to be split approximately 48% in the first half of the year and 52% in the second half.

Total cash costs per ounce in 2021 are expected to be between $700 and $750 using an assumed C$/US$ foreign exchange rate of 1.30. The higher costs, when compared to Previous Guidance of between $675 and $725, are largely a result of added costs at all sites for COVID-19 protocols, higher costs at La India related to water conservation measures in the first half of 2021 and general industry cost pressures (approximately 3% to 5%). Although the Company expects some variability in operating costs from 2021 to 2024, total cash costs per ounce are expected to average approximately $750 per ounce over that period (assuming a C$/US$ foreign exchange rate assumption of 1.30). The Company remains focused on reducing costs through productivity improvements and innovation initiatives at all of its operations.

AISC in 2021 are expected to be between $950 and $1,000 per ounce. The higher costs, when compared to Previous Guidance of between $900 and $950, are largely a result of higher total cash costs and slightly higher capital expenditures. Although the Company expects some variability in operating costs from 2021 to 2024, AISC per ounce are expected to average approximately $990 per ounce over that period (assuming a C$/US$ foreign exchange rate assumption of 1.30). At this time, cost guidance for 2021 to 2024 excludes costs at Hope Bay.

With the ramp-up of operations at Meliadine and Amaruq now completed and the completion of the mill expansion at Kittila in the fourth quarter of 2020, the Company now has five cornerstone production assets (the LaRonde and Meadowbank Complexes and the Canadian Malartic, Kittila and Meliadine mines) each with annual production rates of approximately 250,000 to 400,000 ounces of gold.

In 2021, with gold production expected to increase by approximately 18% and total cash costs forecast to decline by approximately 6%, the Company expects to continue generating strong cash flow.

Four-Year Guidance Shows 24% Growth Over 2020 Production Level; Costs Guidance for 2021 Essentially In Line with Prior Year's Guidance

Mine by mine production and cost guidance for 2021, and mine by mine production forecasts for 2022 and 2023 are set out below. Opportunities to further optimize and improve production and unit cost forecasts from 2021 through 2023 are being evaluated.

Estimated Payable Gold Production*

	2020**	2021***	2022 Forecast			2023 Forecast
	Actual	Forecast	Range		Mid-Point	Range		Mid-Point
Northern Business
LaRonde Complex	349,913	375,000	377,500	387,500	382,500	400,000	410,000	405,000
Canadian Malartic (50%)	284,317	350,000	327,500	332,500	330,000	347,500	352,500	350,000
Goldex mine	127,540	133,000	137,500	142,500	140,000	140,000	145,000	142,500
Kittila mine	208,125	250,000	255,000	260,000	257,500	262,500	267,500	265,000
Meadowbank Complex	209,413	370,000	395,000	405,000	400,000	410,000	420,000	415,000
Meliadine mine	318,889	370,000	387,500	392,500	390,000	382,500	387,500	385,000
	1,498,197	1,848,000	1,880,000	1,920,000	1,900,000	1,942,500	1,982,500	1,962,500
Southern Business
Pinos Altos mine	114,798	122,500	122,500	127,500	125,000	117,500	122,500	120,000
Creston Mascota mine	38,599	—	—	—	—	—	—	—
La India mine	84,974	77,000	72,500	77,500	75,000	40,000	45,000	42,500
	238,371	199,500	195,000	205,000	200,000	157,500	167,500	162,500
Total Gold Production	1,736,568	2,047,500	2,075,000	2,125,000	2,100,000	2,100,000	2,150,000	2,125,000

* Estimated payable gold production excludes payable gold production from Hope Bay

** Includes pre-commercial gold production of 18,930 ounces at Canadian Malartic relating to Barnat pit, 10,995 ounces at Amaruq relating to IVR pit and 6,491 ounces at Meliadine relating to Tiriganiaq pit

*** Includes estimated pre-commercial gold production of 29,000 ounces at Meliadine relating to the Tiriganiaq pit

In 2024, the estimated production level is currently forecast to be approximately 2.15 million ounces of gold. Estimated payable gold production for 2021 to 2024 excludes payable gold production from Hope Bay.

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

	2020	2021*
	Actual	Forecast (mid-point)
Northern Business
LaRonde Complex	$517	$587
Canadian Malartic mine (50%)	723	616
Goldex mine	634	730
Kittila mine	805	760
Meadowbank Complex	1,404	917
Meliadine mine	774	736
	$781	$722
Southern Business
Pinos Altos mine	749	702
Creston Mascota mine	605	—
La India mine	788	1,002
	$739	$818
Total	$775	$731

* Estimated total cash costs per ounce excludes total cash costs per ounce at Hope Bay

Currency and commodity price assumptions used for 2021 cost estimates and sensitivities are set out in the table below:

Currency and commodity price assumptions used for 2021 costs estimates and sensitivities

2021 commodity and currency price assumptions		Approximate impact on total cash costs per ounce basis
Silver ($/oz)	$22.00	$1 / oz change in silver price	$1.5
Copper ($/lb)	$3.00	10% change in copper price	$1.0
Zinc ($/lb)	$1.00	10% change in zinc price	$0.8
Diesel (C$/ltr)	$0.50	10% change in diesel price	$3.0
C$/US$	1.30	1.0% change in C$/US$	$5.0
US$/EUR	1.20	1.0% change in US$/EUR	$0.9
MXP/US$	20.00	10% change in MXP/US$	$1.0

Depreciation Guidance

Agnico Eagle expects 2021 depreciation and amortization expense to be between $700 and $750 million.

General & Administrative Cost Guidance

Agnico Eagle expects 2021 general and administration expenses to be between $80 and $90 million, excluding share-based compensation. In 2021, share based compensation expense is expected to be between $35 and $45 million (including non-cash stock option expense of between $10 and $15 million).

Other Cost Guidance

In 2021, Agnico Eagle expects additional other expenses of approximately $10 million in connection with sustainable development activities in the Abitibi region of Quebec.

Please see the supplemental financial data section of the Financial and Operating Database on the Company's website for additional historical financial data.

Tax Guidance

For 2021, the Company expects its effective tax rates to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

The Company's overall tax rate is expected to be between 40% and 45% for the full year 2021.

Updated Three Year Operational Guidance Plan

Since the prior Production Guidance for 2021 and 2022 was issued on February 13, 2020, there have been several operating developments resulting in changes to the overall three-year production profile6 at several mines. Descriptions of these operating developments are set out below.

6 On March 24, 2020, with the then reduced production activity at the Company's Quebec and Nunavut operations, together with the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 pandemic and the measures taken to contain the pandemic, Agnico Eagle withdrew its full year 2020 production and cash costs guidance released on February 13, 2020. Agnico Eagle subsequently provided aggregate 2020 production and cash costs guidance on April 30, 2020.

NORTHERN BUSINESS

ABITIBI REGION, QUEBEC

LaRonde Complex Forecast	2020	2021	2022	2023
Previous Guidance (oz)	withdrawn	350,000	360,000	n.a.
Current Guidance (oz)	349,913 (actual)	375,000	382,500	405,000

LaRonde Complex Forecast 2021	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)
	2,962	4.15	94.9%	10.45	74.4%

Minesite Costs per Tonne (C$)		Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)
C$	109.50	0.36%	68.7%	0.14%	77.8%

At the LaRonde Complex, the production guidance is higher than the Previous Guidance for 2021 and 2022 as a result of increased anticipated gold grades at the LaRonde mine and increased mining rates at the LaRonde Zone 5 mine ("LZ5").

The strengthening of ground support and revised seismic protocols in the West mine area implemented in the first quarter of 2020 have been effective and the planned throughput levels have been confirmed. The higher expected gold grades at LaRonde result from the revision of mining sequence and the adjustment of the block model at year-end, which now partially factors-in the higher than anticipated grades from the West Mine area. At LZ5, the successful implementation of automated mining techniques has resulted in a consistent improvement in productivity in 2020 and the forecast production rate for 2021 has been set at 3,000 tpd.

Canadian Malartic Forecast	2020*	2021	2022		2023
Previous Guidance (oz)	withdrawn	350,000	330,000		n.a.
Current Guidance (oz)	284,317 (actual)	350,000	330,000		350,000

Canadian Malartic Forecast 2021	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	10,295	1.18	89.6%	C$	28.20

* Includes 2020 pre-commercial gold production of 18,930 ounces at Canadian Malartic relating to Barnat pit

At Canadian Malartic (in which Agnico Eagle has 50% ownership), production guidance is in line with Previous Guidance for 2021 and 2022. A reduced mining footprint and a higher density of underground openings in the Canadian Malartic pit continues to limit the access to higher-grade ore, which is expected to be supplemented by lower-grade stockpiles. In 2021, approximately 65% of the production will be sourced from the Canadian Malartic pit. However, an increasing portion of the ore will be mined from the Barnat pit, which is expected to result in additional flexibility quarter over quarter. The mill throughput in 2021 is forecast to be approximately 57,000 tpd (on a 100% basis).

Goldex Forecast	2020	2021	2022	2023
Previous Guidance (oz)	withdrawn	135,000	130,000		n.a.
Current Guidance (oz)	127,540 (actual)	133,000	140,000		142,500

Goldex Forecast 2021	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	2,844	1.62	89.8%	C$	44.40

At Goldex, the production guidance is in line with Previous Guidance for 2021 and higher for 2022. The expected increase in production in 2022 is largely due to the acceleration of mining rates from the Deep 1 area as well as the South Zone and the anticipated increase in the Rail-Veyor capacity to 7,500 tpd.

NUNAVUT REGION

Meadowbank Complex Forecast	2020*	2021	2022		2023
Previous Guidance (oz)	withdrawn	372,500	415,000		n.a.
Current Guidance (oz)	209,413 (actual)	370,000	400,000		415,000

Meadowbank Complex Forecast 2021	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	3,394	3.63	93.2%	C$	130.30

* Includes 2020 pre-commercial gold production of 10,995 ounces at Amaruq relating to IVR pit

At the Meadowbank Complex, the production guidance is in line with Previous Guidance for 2021 and lower for 2022. The expected decrease in production in 2022 is primarily due to the delay in the Amaruq underground project as a result of the COVID-19 related reduction in activities in the second quarter of 2020. The Company currently forecasts approximately 45,000 ounces of gold being produced from underground operations in 2022, compared to 50,000 to 60,000 ounces forecast in the Previous Guidance. Further details on the Amaruq underground project are provided below.

Every year, the caribou migration is factored into the Company's production plan. This migration can impact the ability to move materials on the road between Amaruq and Meadowbank and between Meadowbank and Baker Lake. Wildlife management is an important priority and the Company is working with Nunavut stakeholders to find the best solutions to safeguard wildlife and minimize production disruptions.

Meliadine Forecast	2020*	2021	2022		2023
Previous Guidance (oz)	withdrawn	385,000	397,500		n.a.
Current Guidance (oz)	318,889 (actual)	370,000	390,000		385,000

Meliadine Forecast 2021**	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	1,498	7.37	96.1%	C$	218.20

* Includes 2020 pre-commercial gold production of 6,492 ounces at Meliadine relating to Tiriganiaq pit

**2021 Meliadine guidance in the table above excludes estimated pre-commercial production from the Tiriganiaq pit of approximately 215,000 tonnes. Estimated pre-commercial production is expected to be approximately 26,800 ounces of gold

At Meliadine, the production guidance is lower than the Previous Guidance in 2021 and 2022 primarily due to a revision of the mining sequence, with increased ore being sourced from the lower grade Tiriganiaq open pits. Minesite costs per tonne at Meliadine are expected to decline as production levels increase. Additional details on the Phase 2 expansion are provided in the Meliadine operating section below.

FINLAND

Kittila Forecast	2020	2021	2022	2023
Previous Guidance (oz)	withdrawn	235,000	262,500	n.a.
Current Guidance (oz)	208,125 (actual)	250,000	257,500	265,000

Kittila Forecast 2021	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (EUR)
	2,045	4.42	86.0%	€77.40

At Kittila, the production guidance is higher than the Previous Guidance in 2021 and lower in 2022 primarily due to a revision to the mining sequence related to the underground expansion project. Minesite costs per tonne are expected to decline as production levels increase to 2 million tonnes per year and with the commissioning of the shaft expected in the first half of 2022.

SOUTHERN BUSINESS

Pinos Altos Forecast	2020	2021	2022	2023
Previous Guidance (oz)	withdrawn	130,000	137,500	n.a.
Current Guidance (oz)	114,798 (actual)	122,500	125,000	120,000

Pinos Altos Forecast 2021	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	1,905	2.14	93.5%

	Minesite Costs per Tonne	Silver (g/t)	Silver Mill Recovery (%)
	$66.80	56.96	53.8%

At Pinos Altos, the production guidance is lower than the Previous Guidance in 2021 and 2022 largely due to a reduction in throughput levels and grades at Pinos Altos. This reduction is related to the adjustment of the Cerro Colorado mining sequence to manage challenging ground conditions, partially offset by increased production from other zones. The Company will continue the development of the Cubiro satellite deposit and prepare the operation for a possible early production ramp-up in 2022. In addition, the Company is evaluating the potential to develop the Reyna de Plata deposit satellite zone, to extend the mine life at Pinos Altos.

La India Forecast	2020	2021	2022	2023
Previous Guidance (oz)	withdrawn	90,000	67,500	n.a.
Current Guidance (oz)	84,974 (actual)	77,000	75,000	42,500

La India Forecast 2021	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	6,613	0.54	67.1%

Minesite Costs per Tonne	Silver (g/t)	Silver Recovery (%)
$11.88	2.08	14.6%

At La India, the production guidance is lower than the Previous Guidance in 2021 and higher in 2022. Reduced water levels, resulting from lower rainfall in 2020 than in previous years, will result in lower production in the second quarter of 2021. Leaching operations are expected to normalize in the second half of 2021. The higher production guidance in 2022 is due to increased percolation rates related to the phase III pad expansion. The Company continues to evaluate the potential to develop other satellite zones such as Chipriona to extend the life of the mine.

Total Capital Expenditure Forecast Increases Slightly Over 2020; Capital Expenditures Expected to Remain Stable through 2024

Estimated capital expenditures for 2021 total approximately $803 million, which includes approximately $351 million of sustaining capital at the Company's operating mines, $407 million on growth projects and $45 million on capitalized exploration, as set out in the table below. Additionally, approximately $129 million is expected to be spent on expensed exploration and project evaluations and approximately $33 million is expected to be spent on corporate development and technical services.

Estimated 2021 Capital Expenditures*

(In thousands of US dollars)

			Capitalized Exploration
	Sustaining Capital	Development Capital	Sustaining	Non- sustaining	Total
LaRonde Complex	$95,300	$51,700	$2,000	$—	$149,000
Canadian Malartic mine (50%)	71,500	61,900	—	11,900	145,300
Goldex mine	18,100	19,200	3,600	2,100	43,000
Kittila mine	40,300	61,700	7,300	4,000	113,300
Meadowbank Complex	40,400	5,750	—	4,900	51,050
Amaruq Underground project	—	98,950	—	—	98,950
Meliadine mine**	46,100	64,800	3,100	5,200	119,200
Pinos Altos mine	28,100	26,600	500	—	55,200
Creston Mascota mine	—	—	—	—	—
La India mine	7,000	16,400	—	—	23,400
Other	4,600	—	—	—	4,600
Total Capital Expenditures	$351,400	$407,000	$16,500	$28,100	$803,000

* Estimated 2021 capital expenditures exclude capital expenditures at Hope Bay

** 2021 forecast capital expenditures relating to Meliadine incorporate anticipated pre-production gold ounces of 29,000

Using the Company's 2021 budget assumptions, annual sustaining capital expenditures for 2022 and beyond are expected to remain stable at approximately $325 to $375 million. Based on the extensive list of high-quality development growth opportunities, which are discussed below, and depending on prevailing gold prices and the timing of project approvals, the Company expects that total growth capital in future years could be approximately $375 to $425 million. Overall, annual capital expenditures are expected to be approximately $750 to $800 million through 2024.

2021 Exploration Program and Budget – Key Programs Include Kittila, Canadian Malartic, LaRonde, Kirkland Lake, Meliadine, Hope Bay and Santa Gertrudis

As a result of recent exploration successes at several projects, the Company has budgeted for a substantial increase in exploration expenditures in 2021, for a total of $163 million, and is planning the most ambitious exploration program in the Company's history to investigate the full potential of existing operations and key projects in the Company's pipeline.

A large component of the 2021 exploration program will include programs at the Kittila mine in Finland, the Canadian Malartic mine and LaRonde Complex in the Abitibi region of northwest Quebec, the Kirkland Lake project in northeastern Ontario, the Meliadine and Hope Bay mines in Nunavut, and the Pinos Altos and La India mines and the Santa Gertrudis project in Mexico. The objective of these exploration programs is to build on recent exploration success in order to identify additional mineral resources and convert mineral resources into mineral reserves as part of the Company's general strategy to develop the full potential of existing operations and the project pipeline.

At the Kittila mine, the Company expects to spend $14.3 million for 74,500 metres of drilling focused on the Main zone in the Roura and Rimpi areas as well as the Sisar zone. The drilling includes 65,000 metres of capitalized conversion drilling at the mine as described above and 9,500 metres of expensed exploration drilling on targets beyond the current mineral resource area, especially at depth.

At the Goldex mine, the Company expects to spend $6.5 million for 67,500 metres, including 61,500 metres of conversion and 6,000 metres of exploration drilling, focused on the M Zone, Deep 1, Deep 2 and South zones.

At the Canadian Malartic mine, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on aggressive infilling of the East Gouldie zone to improve confidence in the mineral resource and refine the geological model. With ramp development underway as part of the Odyssey project, the Company will be able to initiate underground conversion drilling from the ramp in 2021. The Company is planning to spend another $3.2 million (50% basis) on 32,000 metres (100% basis) on exploration drilling to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

At the LaRonde Complex, the Company expects to spend $14.1 million to develop new exploration drifts from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings and for 39,800 metres of drilling into multiples targets including Zone 5, Zone 6, Zone 20N and the recently discovered Zone 20N Zn South with the aim of adding new mineral reserves and mineral resources to extend the mine life of the LaRonde Complex into the 2030's.

At the Kirkland Lake project in Ontario, the Company expects to spend $14.0 million for 52,200 metres, including $9.1 million for 36,500 metres of exploration and conversion drilling at the Upper Beaver deposit in preparation for an internal evaluation expected to be completed at the end of 2021. Elsewhere at the Kirkland Lake project, another $4.9 million in expenditures is planned for 15,700 metres of drilling on several targets including the Upper Canada deposit.

At the Meadowbank Complex, the Company expects to spend $7.0 million for 34,900 metres of drilling, including 23,900 metres of conversion and 11,000 metres of exploration drilling, focused at testing open-pit extensions and further underground potential of the deposits at the Amaruq satellite operation.

At the Meliadine mine, the Company expects to spend $8.3 million for 44,000 metres of capitalized drilling with a focus on conversion drilling at the Tiriganiaq, Normeg and Wesmeg deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump and F-Zone deposits, which are all open at depth.

Elsewhere in the Kivalliq region of Nunavut, the Company expects to spend $9.0 million for 20,600 metres of drilling on regional exploration, including 10,000 metres of drilling in the Meadowbank area and 7,000 metres of drilling in the Meliadine area with a primary focus on investigating for new open-pit potential near existing infrastructure. Another 3,600 metres are expected to be drilled on other exploration targets in the region.

At the Hope Bay mine, the Company expects to spend $16.2 million for 69,600 metres of drilling, including $5.5 million for 29,800 metres of delineation drilling to support production at the Doris mine and $10.7 million for 39,800 metres of drilling on exploration targets around the Doris, Madrid and Boston deposits and other targets along the belt. The Company is currently evaluating exploration priorities and metres allocated on each program and may adjust the allocation during the course of 2021.

At the Santa Gertrudis project in Sonora, Mexico, the Company expects to spend $11 million for 30,000 metres of drilling that will be focused on expanding the mineral resource, testing the extensions of high-grade structures such as the Amelia deposit, exploring new targets and completing metallurgical test work. An updated mineral reserve and mineral resource estimate and an updated preliminary economic assessment are expected to be completed in 2021.

At the Pinos Altos mine, the Company expects to spend $3.9 million for 20,000 metres of drilling, including 10,000 metres to infill and expand the mineral resource at Cubiro and as well as exploration drilling to test the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property.

At the La India mine, the Company expects to spend $4.0 million for 20,000 metres of drilling to investigate for shallow, near surface oxide targets and to grow and infill the Chipriona polymetallic sulphide deposit.

2021 Global Exploration Program and Corporate Development Budget

2021 Global Exploration Program and Budget

	Expensed Exploration		Capitalized Exploration
	$ millions	thousands metres	$ millions	thousands metres
Nunavut
Meadowbank Complex	$2.1	11.0	$4.9	23.9
Meliadine	—	—	8.3	44.0
Hope Bay	10.7	39.8	—	—
Other	9.0	20.6	—	—
Nunavut subtotal	21.8	71.4	13.2	67.9
Quebec
LaRonde Complex	12.1	16.5	2.0	23.3
Goldex	0.8	6.0	5.7	61.5
Other	7.7	44.2	—	—
Quebec subtotal	20.6	66.7	7.7	84.8
Canadian Malartic Corporation projects
Canadian Malartic mine*	—	—	11.9	141.4
Canadian Malartic projects*	—	—	—	—
Regional exploration and studies**	3.1	32.0	—	—
Canadian Malartic Corporation subtotal	3.1	32.0	11.9	141.4
Ontario
Kirkland Lake projects	14.0	52.2	—	—
Canada Other	1.5	—	—	—
Canada Subtotal	61.0	222.3	32.7	294.1
Europe
Kittila	3.0	9.5	11.3	65.0
Barsele	2.4	3.0	—	—
Other	5.0	15.0	—	—
Europe subtotal	10.4	27.5	11.3	65.0
Mexico
Pinos Altos	3.4	17.0	0.5	3.0
La India	4.0	20.0	—	—
Santa Gertrudis	11.0	30.0	—	—
Other	12.2	21.0	—	—
Mexico subtotal	30.6	88.0	0.5	3.0
USA	9.4	10.0	—	—
Colombia (Anza JV and Other)	3.8	16.1	—	—
G&A, land fees and Project Evaluation	14.5	—	—	—
Total Exploration	$129.7	363.9	$44.5	362.1
Total Corporate Development and Technical Services	$32.9
Total Exploration and Corporate Development	$162.6

*For the Canadian Malartic mine and projects, in which Agnico Eagle holds a 50% indirect interest, the expenses in this table represent 50% of the total expenses, but the drill lengths represent 100% of drilling.

Pipeline Projects Continue to Advance – Opportunities to Enhance Short-Term and Longer-Term Production

The Company has an extensive pipeline of development and advanced exploration projects, several of which are located near its existing mining operations. These projects have the potential to add further value and enhance the current gold production profile in the short-term (2021-2023) and longer-term (2024 and beyond). Updates on the various projects are set out below.

Near-Term Pipeline Opportunities Expected to Enhance Production in 2021 to 2023; Amaruq Underground and Odyssey approved for Development; Hope Bay acquisition completed, strategic review underway

Expansion projects are currently underway at Kittila and Meliadine to enhance and increase current production. Updates on these expansions are presented below in the operational section of this news release.

In addition, underground mining and development programs have now been approved at the Amaruq underground project and the 50%-owned Odyssey project at Canadian Malartic. Gold production from the Amaruq underground project is expected to begin in early 2022, while initial production from the Odyssey project is expected to begin in 2023. Additional details on these two projects are set out below.

On February 2, 2021, the Company completed the acquisition of TMAC Resources Inc. ("TMAC"), which owned and operated the Hope Bay mine in Nunavut. At this time, the Doris deposit remains in production, and is forecast to be approximately cashflow neutral in 2021. Hope Bay is not currently included in the Company's 2021 to 2024 production, cost and capital guidance. In 2021, Agnico Eagle plans to ramp up a property wide exploration program and evaluate optimal mining and milling strategies for future production. The Company believes that Hope Bay has the potential to be a 250,000 to 300,000 ounce per year operation. Additional details on Hope Bay are set out below.

The Company is also evaluating several other potential near-term opportunities (none of which has yet been approved for construction) at existing operations to build further value and enhance the gold production profile starting in 2022. These opportunities are set out in the table below.

Minesite/ Region	Opportunity
LaRonde Complex	Exploration strategy is being reviewed to evaluate extensions of previously mined zones and areas that have seen limited exploration activity (portions of the Bousquet property). At LZ5, drilling will be carried out to expand mineral reserves and mineral resources at depth and test other nearby satellite zones (Ellison property)

Minesite/ Region	Opportunity
Goldex	Evaluating the potential to increase mining rates in the Deep 1 and Deep 2 zones as well as the South Zone. Mineralization at Deep 2 remains open laterally and at depth, while the South Zone is open in all directions. Exploration in 2021 is expected to focus on expanding and upgrading the mineral reserves and mineral resources in each of these zones
Pinos Altos	Ongoing exploration and evaluation of potential development scenarios for the Cubiro and Pinos Altos Deep areas. Cubiro is being readied for production start-up in 2022
La India and Chipriona	Continued evaluation of the La India and Chipriona sulfide mineralization. Evaluation work and scenario analysis on Chipriona and other suphide opportunities are ongoing and preliminary results are expected later this year

Amaruq Underground Approved for Mine Development; First Production Expected in 2022

The delineation of higher-grade mineralization at depth below the proposed open pits at Amaruq led to the decision to construct an exploration ramp into the Whale Tail deposit in 2017. Ramp development commenced in 2018 using a phased approach in order to manage capital costs. In 2020, work on the underground project was reduced due to the restrictions on mining activities in the second quarter of 2020 in response to the COVID-19 pandemic and as the Company focused its priorities on completing the ramp up of open pit mining activities at Amaruq. With mining operations now on a strong footing at the Meadowbank Complex, the Amaruq underground project has now been approved for development and first gold production is expected in early 2022. The objective is to mine higher-grade underground portions of the deposit in conjunction with the open pits.

The existing exploration portal and ramp will be used for development and production. The exploration ramp is currently at a depth of approximately 340 metres below surface and in 2021 approximately 2,421 metres of underground development are planned. A traditional truck and scoop tram approach has been selected for underground mucking and hauling. Once at surface, ore will be moved by long haul trucks for treatment at the nearby Meadowbank processing plant.

Long-hole open stoping is the most suitable method for this underground deposit. The stopes are to be backfilled using cemented rockfill ("CRF"). Testing of CRF in cold conditions was initiated in 2019 and confirmed the applicability of the assumptions used for the project.

The mining rate is expected to start at 1,500 tpd and then ramp up to 2,300 tpd. Over the five-year mine life, the average mining rate is expected to be approximately 2,000 tpd. The mine plan includes a pre-production period with operational ramp up from the second quarter of 2021 to the third quarter of 2022. Commercial production is expected in the fourth quarter of 2022 and production is expected to continue until the end of 2026. Ultimately, 3.071 million tonnes of ore with an average gold grade of 5.47 g/t is expected to be mined underground within the permafrost of the Whale Tail deposit.

Given the permafrost conditions, it is expected that the mine will be dry and will not be heated. Brine is required while mining in permafrost, and it will be recirculated during mining operations. All excess underground water will be pumped to the surface and stored in two surface ponds (GSP1 and GSP2). The water salinity will vary from approximately 5.8 to 12% and as such, no water treatment is expected to be required. The capacity of the two ponds is believed to be sufficient to store all underground water during operations. At the end of the mine life, all of the water will be pumped back into the underground mine void.

Ore from the underground mine will be prioritized for transportation to the Meadowbank Processing Plant as it is expected to have a higher gold content. Underground tailings will be mixed with open pit tailings prior to deposit in-pit at the Meadowbank site.

In 2018, the Company investigated methods to maximize milling capacity and accommodate the additional tonnage from the underground deposit. The addition of high pressure grinding rolls ("HPGR") as a tertiary crusher was the preferred method. In this scenario, it was expected a 12,000 tpd throughput could be achieved, with the potential to lower mill operating costs. Additional tests were carried out in 2020 that confirmed HPGR technology was applicable to ore from the Whale Tail deposit.

From 2022 to 2026, average annual production is expected to be approximately 100,000 ounces of gold at average total cash costs per ounce of $749 and AISC of $826 per ounce. Initial capital costs are estimated at $140 million, while sustaining capital costs are expected to be $38 million. Using a gold price of $1,550 per ounce, and a C$/US$ foreign exchange rate assumption of 1.30, the Amaruq underground project has an after-tax internal rate of return ("IRR") of 28% and an after-tax NPV (at a 5% discount rate) of $105 million.

Operating parameters based on an internal technical study are set out in the table below.

Amaruq Underground Project Summary

(All numbers are approximate)
Estimated Total Gold Production	500,000		gold ounces
Average metallurgical recovery	95.2%
Average Annual gold production	100,000	oz	average from 2022 to 2026
2022	41,250	oz	(284.5 k. tonnes, 4.88g/t gold)
2023	102,500	oz	(647.5 k. tonnes, 5.33g/t gold)
2024 to 2026 (average per year)	118,750	oz	(710.9 k. tonnes, 5.62g/t gold)
IIBA Royalty	1.4%		NSR
Minesite costs per tonne	$154		C$/t (includes NTI royalty)
Average total cash costs on a by-product basis	$750		/oz
Average AISC	$825		/oz
Mine life	6		years
Commercial production	Q4 2022
Capital Expenditures
2021 - Development Capital Expenditures	$100		million
2022 - Development Capital Expenditures	$40		million
2022 - Sustaining Capital Expenditures	$3		million
2023 - Sustaining Capital Expenditures	$17		million
2024 - Sustaining Capital Expenditures	$15		million
2025 - Sustaining Capital Expenditures	$3		million
Total	$178		million
Reclamation Costs	$2		million for the underground project only
Economic Assumptions:
Gold Price	$1,550
USD:CAD	1.30
Effective tax rate	27%

The underground mineralization is open in several directions. Any potential increase in open pit mine life could support increased underground production. Exploration activities at the Meadowbank Complex in 2021 are focused on the delineating new near surface ore sources.

Odyssey Project – Drilling Significantly Expands Inferred Mineral Resources at East Gouldie Supporting Approval of Underground Mine Development

Expanded Drill Program at East Gouldie Zone Increases Inferred Mineral Resource by 134% to 6.4 Million Ounces of Gold (100% Basis)

The Canadian Malartic property, together with the Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.

Operations at Canadian Malartic are undertaken through the Canadian Malartic General Partnership (the "Partnership"), in which the Company has a 50% interest. Primary exploration target at Canadian Malartic during 2020 was the East Gouldie Zone, which was discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the East Malartic and Odyssey underground zones. The East Gouldie Zone has a strike length of 1,400 metres in an east-west direction, dips 60 degrees north, and extends from 700 metres to 1,900 metres depth below surface.

Drill results from East Gouldie were last reported in the Company's news release dated October 28, 2020.

Exploration drilling at East Gouldie in 2020 totalled 97,250 metres (100% basis), including 25,600 metres in the fourth quarter with multiple mother holes and wedge cuts that resulted in 25 new pierce points in the zone, plus several more in the Odyssey related zones.

To date at East Gouldie, the Partnership has drilled 179,800 metres for an aggregate of 133 pierce points.

The intensive drilling program in 2020 has allowed the Partnership to increase the inferred mineral resource of the East Gouldie Zone by 134% to 6.4 million ounces of gold (with Agnico Eagle's 50% interest representing 3.2 million ounces of gold from 31.5 million tonnes grading 3.17 g/t gold) compared to the initial inferred mineral resource declared at year-end 2019.

There are currently 11 drill rigs targeting the East Gouldie zone in a program designed to continue expanding the mineral resource envelope with a 150-metre drill spacing pattern and tightening the drill spacing in the zone's high-grade core to 75 metres.

The East Gouldie zone is divided into two main parallel and closely spaced sub-zones, named East Gouldie North and East Gouldie South, which are complemented by additional nearby sub-zones to the north, in between, and to the south of these two main sub-zones. The sub-zone associated with each drill intersection is indicated in the table below.

Selected recent drill intercepts from the East Gouldie zone are set out in the table below. The pierce points are shown on the Canadian Malartic and Odyssey – Composite Longitudinal Section, and drill hole collar coordinates are set out in a table in the Appendix. The intercepts reported for East Gouldie show uncapped and capped gold grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent drill results from the East Gouldie Zone at Canadian Malartic

Drill hole	Sub-zone*	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
MEX19-161W	EG North	1,649.6	1,654.9	1,378	4.9	6.0	5.2
and	EG South	1,685.0	1,708.3	1,405	21.4	3.6	3.6
MEX20-164WB	EG North	1,859.0	1,864.0	1,574	4.0	4.9	4.9
MEX20-169AWC	EG South	1,898.8	1,912.3	1,691	10.9	7.7	7.2
MEX20-169AWD	EG South	1,852.0	1,867.0	1,576	13.9	7.6	7.0
MEX20-178WB	EG North	1,240.0	1,249.0	1,122	7.6	8.9	8.0
MEX20-180	N of EG N	1,428.0	1,435.0	1,367	5.7	4.1	4.1
MEX20-183	EG North	1,328.5	1,332.2	1,168	2.9	11.1	8.1
and	Btw EG N&S	1,402.0	1,406.1	1,229	3.2	8.1	7.7
MEX20-185	EG South	1,825.0	1,831.5	1,584	5.9	9.3	7.0
MEX20-187	EG South	1,662.0	1,676.0	1,409	12.7	3.9	3.9
MEX20-189A	Btw EG N&S NSelim	1,670.0	1,685.2	1,444	13.9	3.2	3.2
and	EG South	1,695.0	1,714.4	1,465	17.8	4.5	4.5
MEX20-190	EG North	1,468.1	1,475.5	1,024	7.1	6.6	6.6
MEX20-191	EG North	1,618.5	1,635.0	1,489	14.9	4.3	4.0
and	EG South	1,647.7	1,659.6	1,510	10.7	3.5	3.5

*Sub-zones recognized at the East Gouldie Zone include: East Gouldie North; North of EG North; East Gouldie South; South of EG South; Between EG North and EG South; and Merger of EG North and EG South

**Results from the East Gouldie Zone use a capping factor of 15 g/t gold

[Canadian Malartic and Odyssey – Composite Longitudinal Section]

Drilling during the fourth quarter of 2020 continued to demonstrate the robustness and continuity of the East Gouldie Zone's high-grade core. Hole MEX20-169AWD, drilled in the lower middle portion of the core, intersected 7.0 g/t gold over 13.9 metres at a depth of 1,576 metres.

Towards the eastern edge of the East Gouldie Zone, hole MEX20-189A intersected 3.2 g/t gold over 13.9 metres at 1,444 metres depth and 4.5 g/t over 17.8 metres at 1,465 metres depth. Approximately 40 metres east of hole MEX20-189A at the eastern edge of the mineral resource envelope, hole MEX20-191 intersected 4.0 g/t gold over 14.9 metres at 1,489 metres depth and 3.5 g/t gold over 10.7 metres at 1,510 metres depth. The above intersections demonstrate that the East Gouldie Zone is open down-plunge towards the east, warranting further investigation during the 2021 drilling campaign.

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on continued infilling of the East Gouldie Zone to improve confidence in the mineral resource and refine the geological model. The zone remains open laterally and down-plunge.

The Odyssey project also contains other mineralized zones with significant mineral resources including:

•	East Malartic, with 736,000 ounces of indicated mineral resources (11.3 million tonnes grading 2.03 g/t gold) and 5.3 million ounces of inferred mineral resources (86.9 million tonnes grading 1.91 g/t gold)

•	Odyssey North and South, with 122,000 ounces of indicated mineral resources (2.0 million tonnes grading 1.90 g/t gold) and 1.8 million ounces of inferred mineral resources (27.7 million tonnes grading 2.05 g/t gold)

The above mineral resources are as of December 31, 2020 and are reported on a 100% basis. For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)".

In 2021, the Company also expects to spend $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

Odyssey Project Approved for Underground Mine Development

Following the completion of an internal technical study in late 2020, the Partnership has approved the construction of a new underground mining complex at the Odyssey project. The results of this study are being incorporated into section 24 of a National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") technical report for the Canadian Malartic operation (the "CM Report"). The CM Report is expected to be filed on SEDAR in March 2021.

The Odyssey project hosts three main underground-mineralized zones, which are East Gouldie, East Malartic, and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones. For the purpose of the technical study, mineable stope shapes were generated using a gold price of $1,250 per ounce, consistent with the price used for estimating Canadian Malartic open pit mineral reserves. Mineral resources at East Malartic below 600 metres from surface are not currently included in the technical study. A breakdown of the mineral resources used in the technical study, after dilution and mining recovery, is presented in the table below. For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)".

	Indicated Mineral Resources			Inferred Mineral Resources
Zones	Million tonnes	Au g/t	Million ounces	Million tonnes	Au g/t	Million ounces
East Gouldie	—	—	—	51.95	3.14	5.24
East Malartic	4.59	2.13	0.31	7.84	2.15	0.56
Odyssey	1.58	1.89	0.10	16.11	2.12	1.08
Total	6.18	2.07	0.41	75.90	2.82	6.88

The shallow mineralized zones located above 600 metres below surface will be mined using a ramp from surface. The deeper mineralized zones below 600 metres from surface will be mined with a production shaft.

In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits. At year-end 2020, the ramp had progressed 102 metres, and an additional 1,500 metres of ramp development is planned in 2021.

The conceptual mine design in the CM Report includes a 1,800 metres deep production-services shaft with an expected capacity of approximately 20,000 tpd. The project will also benefit from the existing infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria.

The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. On the two main levels with loading pockets, trucks and hammers are expected to be remotely operated 24 hours a day 7 days a week from a surface control room, increasing equipment utilization. The Partnership will continue to evaluate opportunities to optimize the project.

Production via the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

The forecast parameters surrounding the Company's proposed operations at the Odyssey project were based on the CM Report, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the CM Report and the qualifications and assumptions made by the qualified person who undertook the CM Report are set out in this news release. The results of the CM Report had no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey project.

Many of the design criteria and parameters are similar to Agnico Eagle's existing operating mines in the region. The project is expected to mine 19,000 tpd from the underground from four different mining zones:

•	East Gouldie – 12,500 tpd

◦	Stope production starts in 2027

◦	3-year ramp up (2027-2029)

◦	Full stope production in 2030 to 2038

•	Odyssey North – 3,500 tpd

◦	Stope production starts in 2030

◦	Full stope production in 2031-2038

•	Odyssey South – 3,500 tpd

◦	Stope production starts in 2023

◦	Full stope production in 2024 to 2027

•	East Malartic – 3,200 tpd

◦	Stope production starts in 2028

◦	Full stope production in 2030 to 2039

Run-of–mine ore from the pit will start to decrease in 2023, as the ore production from the underground starts at a rate of 3,000 tpd. The underground should reach full production of approximately 19,000 tpd by 2031.

Capital expenditures from 2021 to 2028 are expected to total approximately $1.34 billion (on a 100% basis), which includes $1,144 million in initial capital expenditures and $191 million in additional growth capital expenditures. This total does not include any offsetting revenue from pre-commercial sales. Effective for annual periods beginning on or after January 1, 2022, revenue and related production costs incurred during the pre-commercial production phase are recognized in the Company's statements of income (loss) based on the IAS16 Amendment from the International Accounting Standards Board. During the 2021 to 2028 period, gold production is forecast to be approximately 932,000 ounces at total cash costs of approximately $800 per ounce (all numbers on a 100% basis).

Average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately $630. Sustaining capital expenditures are expected to gradually decline from 2029 to 2039, with an expected average of approximately $56 million per year.

Using a gold price of $1,550 per ounce and a C$/US$ foreign exchange rate assumption of 1.30, the Odyssey project has an after-tax IRR of 17.5% and an after-tax NPV (at a 5% discount rate) of $1.143B. The project has excellent exploration potential and is currently expected to have a mine life of 17 years, including 10 years of payable gold production averaging 545,400 ounces per year (all numbers on a 100% basis).

Updated Odyssey project operating parameters from the CM Report and the updated guidance for 2021 are set out in the table below. The production profile for the Canadian Malartic mine, including production from the pits and the Odyssey project, is provided below.

Given the strong underground mining experience of the Partnership and the experience gained from operating the Canadian Malartic mine since 2014, the Company is confident in the cost assumptions used for the project. The Company believes that estimates for such things as underground development and mining costs, processing costs, and equipment procurement are more advanced than what would typically be estimated in a preliminary economic assessment level study. The capital allocation will continue to be refined as the project advances.

At Odyssey, the East Gouldie deposit has the highest tonnage and grade and contains more than 70% of the total ounces produced. The focus of the ongoing diamond drilling campaign from surface is to further define high quality mineral resources by the beginning of 2023 with a drill hole spacing of 75 metres. Improving the geological confidence of the mineral resources is expected to further de-risk the future production. With additional exploration, the Company believes that additional mineralization will come into the mine plan in the coming years.

Odyssey Project Summary

(All numbers are approximate and on a 100% basis)
Estimated Total Production	6.93		million gold ounces
	2.32		million silver ounces
Average metallurgical recovery	~95.2%		gold
	~80.0%		silver
Average Annual gold production
2023	46,600	oz	(825 k. tonnes, 1.84g/t gold and 1.10 g/t silver)
2024 to 2026 (average per year)	81,500	oz	(1,344 k. tonnes, 1.98g/t gold and 1.10g/t silver)
2027	256,200	oz	(2,810 k. tonnes, 2.98g/t gold and 1.10g/t silver)
2028	384,600	oz	(3,333 k. tonnes, 3.79g/t gold and 1.10g/t silver)
2029 to 2039 ( average per year)	545,400	oz	(6,463 k. tonnes, 2.76g/t gold and 1.10g/t silver)
Minesite costs per tonne
2023	$93		C$/t
2024 to 2026 (average per year)	$77		C$/t
2027	$79		C$/t
2028	$79		C$/t
2029 to 2039 ( average per year)	$61		C$/t
Average total cash costs on a by-product basis (including royalties)
2023 to 2028	800		/oz
2029 to 2039	630		/oz
Royalty	5.5%		NSR
Mine life	17		years
Capital Expenditures
Initial capital expenditures	$1,144		million (2021 to 2028)
Other growth capital expenditures	$191		million (2021 to 2028)
Gold production 2021 to 2028	932		thousand ounces
Sustaining capital expenditures	$56		million per year (2029 - 2039)
Breakdown of Capital Expenditures by year (2021 - 2028)
2021	$114		million
2022	$204		million
2023	$137		million
2024 to 2026 (average per year)	$164		million
2027	$209		million
2028	$180		million
Breakdown of Initial Capital Expenditures by category
Shaft & Surface	$478		million
Mining Equipment	$163		million
U/G Development & Construction	$503		million
Reclamation Costs	$3.9		million for Odyssey Project only
Economic Assumptions:
Gold Price	$1,550
Silver Price	$22.00
USD:CAD	1.30
Effective tax rate	38%

Production profile for the Canadian Malartic mine

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the project to begin. At this time, the Certificate of Authorization ("CofA") for the shaft has not yet been obtained and the CofA for the waste rock management requires modification.

A request for a decree amendment, including permits to develop the East Gouldie and East-Malartic zones will be sent to the Quebec "Ministère de l'Environnement et de la Lutte contre les changements climatiques" on February 12, 2021. The Partnership has received confirmation that mining the additional zones at the project does not trigger additional Federal permitting requirements.

Hope Bay – Focus is to design an optimal mining and milling strategy around the geological potential of the land package

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC. The cost of the acquisition was approximately $226 million (equity value), plus the assumption of TMAC's outstanding debt of $134 million. The change of control of TMAC triggered a one-time option to buy-back a 1.5% net smelter return ("NSR") royalty on Hope Bay from Maverix Metals Inc. for $50 million. Agnico Eagle has provided notice that it intends to exercise this buy-back option, and the buy-back is expected to close in mid-February 2021. The cost of the royalty buy-back will be incorporated into the ultimate TMAC purchase price for accounting purposes. Maverix Metals Inc. still retains a 1% NSR royalty.

With the acquisition of TMAC, the Company acquires a 100% interest in the Hope Bay Property, which is located in the Kitikmeot region of Nunavut, approximately 685 kilometres northeast of Yellowknife and 125 kilometres southwest of Cambridge Bay. The land package includes the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets. Agnico Eagle believes that Hope Bay is similar in scale and scope to its Meliadine property.

The property contains significant infrastructure including:

•	Underground mine development at the Doris and Boston deposits

•	A fully enclosed processing plant and a tailings impoundment area at Doris

•	A gravel air strip at Doris capable of handling Boing 737 aircraft and a secondary gravel air strip at Boston

•	A port with a laydown facility and fuel storage at Roberts Bay

•	An all-weather road network, a diesel power plant and an office-accommodations complex

TMAC has established relationships with Inuit residents and organizations and the Government of Nunavut. An Inuit Impact and Benefits Agreement is in place with the Kitikmeot Inuit Association. Historically, a portion of the workforce has come from Nunavut and TMAC was also successful in sourcing workers from across Canada, with a large component coming from Western Canadian labour markets.

Hope Bay Property Hosts Three Known Deposits Containing Significant Mineral Reserves and Mineral Resources

The Doris gold deposit consists of north-south trending, structurally controlled quartz veins in sheared and altered mafic volcanic rocks. Gold occurs in the veins both as disseminations and in association with pyrite. Veins typically range from a few centimetres to several metres in width and the veins can be traced for up to 3.0 kilometres along strike.

At the Madrid area, several mineralized zones have been delineated within a north-south trending package of sheared and altered mafic volcanic, gabbroic and ultramafic rocks. The gold mineralization typically occurs with pyrite in quartz-carbonate stockworks.

The geology in the area of the Boston deposit is an assemblage of mafic and felsic volcanic rocks in contact with sedimentary rocks, all of which are complexly folded. Gold mineralization occurs in structurally controlled quartz-carbonate veins with disseminated pyrite. The veins are typically developed along lithological contacts.

The Hope Bay Project has been subject to a significant amount of diamond drilling both by TMAC and previous operators. A NI 43-101 technical report published by TMAC on March 30, 2020, titled "NI 43-101 Technical Report On The Hope Bay Property, Nunavut, Canada" set out estimated mineral reserves and mineral resources at Hope Bay. While the Company reviewed this historical estimate as part of its due diligence investigation of TMAC and believes it to be relevant and reliable, a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves. TMAC's technical report contained measured mineral resources of 0.48 million ounces of gold (1.6 million tonnes grading 9.5 g/t gold) and indicated mineral resources of 4.69 million ounces (20.2 million tonnes grading 7.2 g/t gold). Contained within the measured and indicated mineral resources were proven mineral reserves of 0.01 million ounces (0.1 million tonnes grading 4.1 g/t gold) and probable mineral reserves of 3.53 million ounces (16.8 million tonnes at 6.5 g/t gold). In addition, there was also inferred mineral resources of 2.13 million ounces (10.9 million tonnes at 6.1 g/t gold). The mineral reserve estimate above was prepared using an average long-term gold price of US$1,325 per ounce, a C$/US$ exchange rate of 1.34 and a cut-off grade of 4.0 g/t gold for longhole stopes, 3.0 g/t gold for incremental development ore required for mining and 2.0 g/t gold for the Madrid North crown pillar surface mining. The mineral resource estimate above was prepared using an average long-term gold price of US$1,500 per ounce, a C$/US$ exchange rate of 1.34 and a block cut-off grade of 3.5 g/t gold.

Near-Term Focus is to Optimize the Doris Mining Operations While Remaining Cashflow Neutral in 2021

At the Doris deposit, long-hole mining methods are employed to exploit the vein hosted mineralization. Stopes are backfilled using unconsolidated rock fill. In the current mining plan, cemented rock fill ("CRF") is expected to be implemented. The CRF is expected to be mixed at surface and trucked to the stopes underground. Ground conditions at Doris are good, and standard ground support systems are used.

The Doris mill facility has a design capacity of approximately 2,000 tpd. It is currently being operated with a three week on and a three week off rotation. The plant recovers gold from the ore using a combination of crushing, grinding, gravity concentration, flotation and cyanide leaching.

In 2021, the Company expects to continue mining at the Doris deposit while undertaking optimization efforts. Assuming a gold price of $1,750 per ounce and a C$/US$ foreign exchange rate of 1.30, Hope Bay is forecast to be approximately cash flow neutral in 2021. Hope Bay is not currently included in the Company's production, cost or capital expenditure guidance for 2021. On a quarterly basis, Doris is expected to produce approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975.

Key permits and approvals required to construct and mine the Doris, Madrid and Boston deposits at up to 4,000 tpd are already in place. Significant changes to the operational plans may require amendments to the existing permits.

Underground water inflow is currently mitigated through a combination of grouting and seasonal storage in the tailings facility. During the summer months water is processed through a treatment plant to remove impurities and suspended solids and is then discharged to the sea. Permits to discharge to the sea are in place, but the Company will be seeking approval from Nunavut Impact Review Board ("NIRB") to make modification to the diffuser in 2021.

Longer-term Focus will be on Exploration and Evaluation of Larger Production Scenarios

In 2021, the Company expects to continue mining at the Doris deposit while undertaking optimization efforts, as well as initiating a property wide exploration program and evaluating the Madrid and Boston deposits for future production. The Company believes that Hope Bay could ultimately produce 250,000 to 300,000 ounces of gold per year at reasonable costs and capital spending levels.

Agnico Eagle believes that there is excellent potential to increase mineral resources through exploration. At the Hope Bay mine, the Company expects to spend $16.2 million for 69,600 metres of drilling, including $5.5 million for 29,800 metres of delineation drilling to support production at the Doris mine and $10.7 million for 39,800 metres of drilling on exploration targets around the Doris, Madrid and Boston deposits and other targets along the belt. The Company is currently evaluating exploration priorities and metres allocated on each program and may adjust the allocation during the course of 2021.

There is good potential to add to the mineral resources at Doris beneath the diabase dike with continued drilling on the BTD Extension, BTD Connector and BTD Central zones. Historical results at the BTD connector intersected 10.7 g/t gold over 4.3 metres at a depth of approximately 600 metres. At BTD Central, historical drilling intersected up to 22.5 g/t gold over 4.9 metres at a depth of approximately 450 metres. Exploration drilling by TMAC in 2019 in the Doris Valley area, approximately 350 metres north of the BTD Extension zone, intersected 9.0 g/t gold over 8.5 metres at a shallow depth below surface.

There are high-grade exploration intercepts beneath the Madrid Suluk zone mineral resources (up to 10.8 g/t gold over 9.3 metres at approximately 660 metres depth) and along strike to the south in the Patch 7 area (up to 14.4 g/t gold over 7.4 metres at approximately 300 metres depth). Continued drilling to upgrade inferred mineral resources and identify higher-grade trends has the potential to add to the mineral resources at Madrid North.

Exploration drilling below the mineral resources at Boston by TMAC in 2019 also intersected high-grade mineralization, including 20.2 g/t gold over 3.4 metres at approximately 550 metres depth. Historical drilling by a previous operator intersected significant mineralization at approximately 1,000 metres below surface (56.6 g/t gold over 8.7 metres). Continued drilling has the potential to add to the Boston mineral resources.

There is also good exploration potential elsewhere within the Hope Bay and Elu greenstone belts. The majority of historical and recent exploration has focused on defining and expanding the known deposits. To date, over 90 regional exploration targets have been defined by surface mapping and sampling, and geophysical and geochemical surveys.

Longer-Term Pipeline Opportunities – Potential for Production Growth Beyond 2024; Upper Beaver Technical Study Advancing; Hammond Reef declares Initial Mineral Reserves

Agnico Eagle has a strong pipeline of development projects that could provide further gold production growth beyond 2024. These opportunities are typically at an earlier stage than those outlined above. A brief summary of the longer-term opportunities is set out in the following table. More detailed updates on the Upper Beaver and Hammond Reef projects are set out below.

Minesite/Region	Opportunity
Goldex	Evaluation of the Deep 2 Zone (below 1,500 metres)
Kittila	Drilling continues to extend the mineralization at depth and there is good potential to further optimize the development of the lower mine with shaft access (shaft construction is expected to be completed in the first half of 2022). The deepest intersection to date returned 6.5 g/t gold over 27.5 metres estimated true thickness at 1,878 metres depth and open at depth
Meadowbank Complex	Continued evaluation of the regional potential at Amaruq. A new surface discovery could potentially extend the underground mine life
Meliadine	Further drill-testing of known zones and gold occurrences on the 80-kilometre long greenstone belt. Approximately 50 gold showings have been documented at the Meliadine property
Kirkland Lake	At Upper Beaver, 2020 drilling focused on infilling and expanding mineral resources. Additional drilling is planned at Upper Beaver in 2021 to test an open pit concept and an internal evaluation is expected to be completed at year-end 2021. Drilling will also test other targets in the Kirkland Lake area, including the Upper Canada deposit
Hammond Reef	A positive internal technical study was completed in 2020, resulting in the declaration of the first open pit mineral reserves of 3.32 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). Going forward, studies will continue to evaluate the optimization of the deposit and potential mining scenarios to further improve project economics and explore to expand the current mineral reserves and mineral resources
Santa Gertrudis	Evaluation of known mineralized trends with a view to potentially restart operations at this past-producing heap leach mine continued in 2021. The high-grade mineralization at Amelia creates the potential to add a mill circuit to process higher grade sulphide ore from underground. Additional drilling is planned in 2021 to upgrade and expand oxide and sulphide mineral resources
*For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)"

Kirkland Lake Project – 2020 Drilling Focused on Infilling and Expanding Mineral Resources at Upper Beaver Deposit; High-Grade Footwall Zone Remains Open at Depth

The 100% owned Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares, a large property that is approximately 35 kilometres long by 17 kilometres wide.

Exploration activity at the project during the fourth quarter of 2020 focused on conversion drilling of shallow and deep mineral resources at the Upper Beaver deposit. Three drill rigs targeted the shallow mineralization and three drill rigs targeted mineralization at depths between 1,050 and 1,600 metres below surface, completing 51 drill holes or branches totalling 14,700 metres. During all of 2020, 103 holes or branches were drilled, totalling 28,300 metres at the Kirkland Lake project, mostly at Upper Beaver.

Exploration results from Upper Beaver were last reported in the Company's news release dated October 28, 2020.

The Upper Beaver deposit's gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration. The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast. The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres and it remains open at depth.

As of December 31, 2020, Upper Beaver has approximately 1.4 million ounces of gold and 20,000 tonnes of copper in underground probable mineral reserves (8.0 million tonnes grading 5.43 g/t gold and 0.25% copper); 403,000 ounces of gold and 5,100 tonnes of copper in underground indicated mineral resources (3.6 million tonnes grading 3.45 g/t and 0.14% copper); and 1.4 million ounces of gold and 17,300 tonnes of copper in underground inferred mineral resources (8.7 million tonnes grading 5.07 g/t and 0.20% copper). For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)".

Selected recent intercepts from deep drilling at the Upper Beaver deposit at the Kirkland Lake project are set out in the table below. The pierce points are shown on the Kirkland Lake Project – Upper Beaver Composite Longitudinal Section and the drill collar coordinates are set out in a table in the Appendix. All intercepts reported for the Kirkland Lake project show uncapped and capped gold grades and uncapped copper grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent deep exploration drill results from the Upper Beaver deposit at the Kirkland Lake project

Drill hole	Zone	From (metres)	To (metres)	Depth of mid- point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB20-200W13	East Porphyry	1,503.8	1,507.0	1,329	3.0	9.6	9.6	0.7
KLUB20-200W14	East Porphyry	1,511.3	1,514.6	1,350	3.2	11.5	11.5	1.0
KLUB20-200W16	East Porphyry	1,537.5	1,543.3	1,392	4.4	17.9	17.9	1.4
KLUB20-163W7	Footwall	1,338.0	1,352.5	1,246	11.2	9.7	7.4	0.5
KLUB20-163W8	Footwall	1,336.8	1,342.0	1,245	3.7	28.9	28.9	0.2
KLUB20-163W9	East Porphyry	1,266.0	1,269.8	1,192	3.5	20.7	20.7	0.0
and	East Porphyry	1,277.7	1,281.0	1,203	3.0	6.5	6.5	0.4
KLUB20-307W1	East Porphyry	1,614.0	1,621.0	1,398	5.7	8.9	8.9	1.3
and	East Porphyry	1,646.5	1,650.8	1,423	3.4	8.8	8.8	0.3
KLUB20-307W2	East Porphyry	1,592.7	1,597.5	1,367	4.4	15.2	15.2	0.9
and	Footwall	1,651.6	1,656.3	1,410	3.6	4.5	4.5	0.5
and	Footwall	1,687.7	1,698.0	1,439	7.8	4.9	4.9	0.9
and	Footwall	1,712.0	1,716.4	1,455	3.3	17.7	17.3	1.4
KLUB20-310AW2	Footwall	1,458.5	1,468.0	1,335	6.8	7.5	7.5	0.8
including	Footwall	1,461.5	1,465.5	1,335	2.8	14.5	14.5	1.4
and	Footwall	1,476.8	1,488.5	1,352	8.3	5.5	5.5	3.5
KLUB20-310AW3	Footwall	1,434.6	1,439.5	1,326	3.8	39.9	25.4	0.5
and	Footwall	1,464.8	1,472.2	1,356	5.7	4.7	4.7	0.3

*Estimated true width values are preliminary.

**Holes in the shallow basalts and crown pillar at the Upper Beaver deposit use a capping factor of 30 g/t gold.  Holes in the Deep East Porphyry and Footwall zones of the Upper Beaver deposit use a capping factor of 90 g/t gold.

[Kirkland Lake Project – Upper Beaver Composite Longitudinal Section]

Deep drilling at Upper Beaver during the fourth quarter of 2020 targeted the Deep East Porphyry zone and the nearby, subparallel Deep Footwall zone at depths ranging between 1,050 and 1,600 metres below surface.

Hole KLUB20-307W2, the deepest conversion hole drilled in 2020, targeted the down-plunge extension of the Deep Footwall zone and returned multiple intercepts including 4.5 g/t gold and 0.46% copper over 3.6 metres at 1,410 metres depth; 4.9 g/t gold and 0.91% copper over 7.8 metres at 1,439 metres depth; and 17.3 g/t gold and 1.35% copper over 3.3 metres at 1,455 metres depth. The deepest intersection is approximately 40 metres down-plunge from the currently defined mineral resource outline, indicating the potential to extend the Deep Footwall zone mineral resource further at depth.

All three branches from pilot hole KLUB20-310A (including previously reported hole KLUB20-310AW1) intersected significant mineralization near the eastern margin of the Deep Footwall zone's mineral resource outline, including hole KLUB20-310AW2, which intersected 5.5 g/t gold and 3.53% copper over 8.3 metres at 1,352 metres depth; and hole KLUB20-310AW3, which intersected 25.4 g/t gold and 0.51% copper over 3.8 metres at 1,326 metres depth.

The above results demonstrate the continuity of mineralization within and beyond the known Deep Footwall zone mineralized shoot, indicating the potential for mineral resource growth at depth and laterally.

In conversion drilling at depth in the Deep East Porphyry zone, holes KLUB20-200W13, KLUB20-200W14, KLUB20-200W16 and KLUB20-307W1 demonstrated good continuity of mineralization along the western edge of the ore-shoot over a 135-metre strike length. Higher copper grades were also observed in this portion of the zone, with hole KLUB20-200W16 intersecting 17.9 g/t gold and 1.39% copper over 4.4 metres at 1,392 metres depth.

Other highlights from conversion drilling in the Deep East Porphyry zone include: hole KLUB20-163W9, which intersected 20.7 g/t gold and 0.03% copper over 3.5 metres at 1,192 metres depth and 6.5 g/t gold and 0.35% copper over 3.0 metres at 1,202 metres depth; and hole KLUB20-307W2, which intersected 15.2 g/t gold and 0.89% copper over 4.4 metres at 1,367 metres depth.

In 2021, the Company plans to drill 36,500 metres at Upper Beaver in a program that will include additional shallow drilling to test an open pit concept and further deep drilling to convert mineral resources to mineral reserves. An internal technical study at Upper Beaver that will include an updated mineral reserve and mineral resource estimate incorporating drill results from 2020 and 2021 is expected to be completed by the end of 2021.

Elsewhere on the Kirkland Lake property in 2021, the Company plans to drill 15,700 metres in a regional exploration program that will include Upper Canada and Bidgood as targets.

Hammond Reef – First Mineral Reserves Declared; Optimization Studies Ongoing to Further Improve Project Economics

The 100% owned Hammond Reef property in northwestern Ontario covers approximately 32,070 hectares, and is located approximately 260 kilometres west of Thunder Bay. The property is accessible via secondary gravel roads from the town of Atikokan, which is located approximately 30 kilometres to the southwest.

The Hammond Reef deposit is a high tonnage low grade gold deposit that is primarily hosted in variably sheared and altered granitoid rocks. Gold mineralization is typically associated with fine grained pyrite mineralization that is often associated with fractures, veinlets and veins filled with various combinations of chlorite, calcite and quartz.

Resource sharing agreements with local First Nations are in place and the project has received environmental approval from both Federal and Provincial agencies. In January 2020, the Company exercised its right of first refusal to repurchase a 2% NSR royalty on the Hammond Reef project from Kinross Gold Corporation for $12 million. The property remains subject to a 2% NSR royalty held by Osisko Royalties.

A positive internal technical study at Hammond Reef was completed by the Company in 2020, which resulted in the declaration of the first mineral reserves for the project on December 31, 2020. Open pit mineral reserves are estimated at 3.32 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). In addition, the project contains 2.3 million ounces of measured and indicated mineral resources (133.4 million tonnes grading 0.54 g/t gold). Mineral reserves were calculated using a gold price of $1,350 per ounce and a C$/US$ foreign exchange rate assumption of 1.30. For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)". Set out below is a summary of the internal technical study at Hammond Reef.

Mining activities are expected to be carried out in two separate pits (East and West Pits) with a 30-metre buffer zone from the Marmion water reservoir. The West Pit contains three sequential mining phases and the East Pit has one mining phase for a total of four phases over the projected 12-year mine life.

The plant will utilize a conventional milling process with a design capacity of 30,000 tpd, and an average recovery of 89.1%. Tailings will be contained in a conventional tailings storage facility that will comply with guidelines issued by the Mining Association of Canada and the Canadian Dam Association.

Average annual gold production is expected to be approximately 272,000 ounces at average total cash costs of $748 per ounce and average AISC of $806 per ounce. Initial capital costs are approximately $1.0 billion. Total sustaining capital and closure costs are approximately $112 million and $47 million, respectively.

Using a gold price of $1,550 per ounce, and a C$/US$ foreign exchange rate assumption of 1.30, the Hammond Reef project has an after-tax IRR of 9.8% and an after-tax NPV (at a 5% discount rate) of approximately $245 million. Additional details on the project are described below.

Hammond Reef Project Summary

(All numbers are approximate)
Estimated Total Gold Production	2.96		million gold ounces
Average metallurgical recovery	89.1%
Average Annual gold production
Year 1	38,500	oz	(7,435 k. tonnes, 0.725g/t gold)
Average Year 2 to 11	271,600	oz	(10,950 k. tonnes, 0.865g/t gold)
Year 12	92,400	oz	(6,536 k. tonnes, 0.5g/t gold)
Average Strip Ratio	1.39
Royalty	2.0%		NSR
Minesite costs per tonne	$23		C$/t
Average total cash costs on a by-product basis	$750		/oz
Average AISC	$810		/oz
Mine life	12		years
Commercial production	2.5 years after start of construction
Capital Expenditures
Mining Assets	$122.0		million
Processing Plant	$309.0		million
Tailings and Environment	$210.0		million
On-Site Infrastructure	$247.0		million
Other	$122.0		million
Total	$1,010.0		million
Capital Expenditure Breakdown by year
Construction Year 1	45%
Construction Year 2	45%
Construction Year 3	10%
Reclamation Costs	$50.0		million
Economic Assumptions:
Gold Price	$1,550
USD:CAD	1.30
Effective tax rate	34%

The Company requires additional federal and provincial permits to begin construction activities and with a 2.5-year construction timeline, the Hammond Reef project could potentially be ready for production in 2027. At this time, the project has not been approved for development.

Going forward, the Company will continue to evaluate optimization of the project and potential mining scenarios to further improve project economics. The Company will also carry out ore-sorting studies and evaluate other regional opportunities near the Hammond Reef project.

Gold Mineral Reserves Increase to Record Level in 2020, Driven by Positive Outcomes at Hammond Reef, Meliadine, LaRonde Zone 5 and Pinos Altos and Conversion Drilling Success at Several Mines

At December 31, 2020, the Company's proven and probable mineral reserve estimate (net of 2020 gold production) totaled 348 million tonnes of ore grading 2.15 g/t gold, containing approximately 24.1 million ounces of gold. This is an increase of approximately 2.5 million ounces of gold (12%) compared with the prior year. The ore extracted from mines in 2020 contained 1.9 million ounces of gold in-situ (29.3 million tonnes grading 2.03 g/t gold).

The large increase in proven and probable mineral reserve ounces is largely due to the inclusion of initial mineral reserves at Hammond Reef. Excluding the Hammond Reef mineral reserve addition, the overall mineral reserve grade at Agnico Eagle's remaining assets would be approximately 2.88 g/t gold at December 31, 2020, which would represent a 2% increase in grade compared to the 2.83 g/t gold a year earlier. Agnico Eagle continues to have one of the highest mineral reserve grades among its North American peers.

Highlights from the December 31, 2020 mineral reserve estimate include:

•	At the Hammond Reef deposit, a declaration of initial, open-pit probable mineral reserves of 3.3 million ounces of gold (124.5 million tonnes grading 0.84 g/t gold)

•	At the LaRonde Complex, an increase of 0.2 million ounces of gold in mineral reserves (net of 2020 gold production), mainly due to the addition of 0.3 million ounces of gold in mineral reserves in Zone 3 and Zone 5 at LZ5, and the addition of 0.2 million ounces of gold following the review of high grade capping at LaRonde which more than offset the mining of 0.37 million ounces of gold

•	At the Canadian Malartic mine, a modification to the Barnat pit added approximately 0.15 million ounces of gold in mineral reserves (reflecting Agnico Eagle's 50% interest). This addition partially compensated for the mining of approximately 0.325 million in-situ ounces of gold (50% basis) in 2020

•	At the Meliadine mine, the addition of 0.36 million ounces of gold in initial underground mineral reserves at the Discovery deposit partially offset the depletion of 0.33 million ounces due to mining

The year-end 2020 mineral reserve estimate excludes any mineral reserve at Hope Bay.

The Company's December 31, 2020 gold mineral reserves are set out below, compared with the gold mineral reserves a year earlier:

Gold Mineral Reserves By Mine or Deposit	Proven & Probable Mineral Reserve (000s gold ounces)			Average Mineral Reserve Gold Grade (g/t)
	2020	2019	Change (000s oz gold)	2020	2019	Change (g/t gold)
Northern Business
LaRonde	2,984	2,888	96	6.12	6.02	0.10
LaRonde Zone 5	788	686	102	2.08	2.30	(0.22)
LaRonde Complex	3,772	3,574	198	4.36	4.59	(0.23)
Canadian Malartic (50%)	2,214	2,389	(175)	1.12	1.11	0.01
Goldex	1,115	1,088	27	1.57	1.61	(0.04)
Akasaba West	147	147	—	0.85	0.85	—
Meadowbank mine	3	3	—	2.34	2.24	0.10
Amaruq	2,888	3,318	(430)	3.87	3.96	(0.09)
Meadowbank Complex	2,891	3,320	(430)	3.87	3.96	(0.09)
Meliadine	4,025	4,067	(42)	5.89	6.10	(0.21)
Upper Beaver	1,395	1,395	—	5.43	5.43	—
Kittila	4,067	4,096	(29)	4.16	4.40	(0.24)
Subtotal without Hammond Reef	19,625	20,077	(452)	3.07	3.10	(0.03)
Hammond Reef	3,323	—	3,323	0.84
Subtotal	22,948	20,077	2871	2.21	3.10	(0.89)
Southern Business
Pinos Altos	878	957	(79)	2.03	2.06	(0.03)
Creston Mascota	—	61	(61)		2.49
La India	256	490	(235)	0.66	0.75	(0.09)
Subtotal	1,134	1,508	(374)	1.38	1.32	0.06
Subtotal Mineral Reserves without Hammond Reef	20,759	21,585	(826)	2.88	2.83	0.05
Total Mineral Reserves	24,082	21,585	2,497	2.15	2.83	(0.68)

Data set out in the table above and certain other data in this news release have been rounded to the nearest thousand. For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)". Mineral reserves are in-situ, taking into account all mining recoveries and dilutions, before mill or heap-leach recoveries.

The economic parameters used to estimate mineral reserves and mineral resources for all properties are set out in the table below. In prior years, the Company's economic parameters were determined using historic three-year average metals prices and foreign exchange rates in accordance with the U.S. Securities and Exchange Commission (the "SEC") guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve estimation, which the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

Assumptions used for the December 31, 2020 mineral reserve estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2018 to December 31, 2020) of approximately $1,477 per ounce and $17.49 per ounce, respectively. For longer term projects that have not been approved for development, such as the Hammond Reef project, the Company believes that it is appropriate to use a gold price assumptions for mineral reserve estimation that is more reflective of the current gold price environment. The mineral resources at all properties are estimated using 75% of the cut-off grades used to estimate the mineral reserves.

The largest contribution to the increase in ounces of gold in open-pit probable mineral reserves is related to the completion of an internal technical study and declaration of initial open-pit mineral reserves at Hammond Reef of 3.3 million ounces of gold (124.5 million tonnes grading 0.84 g/t gold). A summary of the results of the internal technical study at Hammond Reef is set out above under "Hammond Reef – First Mineral Reserves Declared; Optimization Studies Ongoing to Further Improve Project Economics".

At the Meliadine mine, an internal study led to the conversion from indicated mineral resources to underground mineral reserves at the Discovery zone of 363,000 ounces of gold (2.1 million tonnes grading 5.41 g/t gold), which replaced the mining of approximately 330,000 in-situ ounces of gold in 2020. Delineation drilling and a revision of the cut-off grade contributed to a net decrease of approximately 42,000 ounces of gold in mineral reserves at Meliadine.

At the Amaruq deposit at the Meadowbank Complex, a reinterpretation of geology and new delineation drilling resulted in a decrease of approximately 150,000 ounces of gold in mineral reserves, while 228,000 ounces of in-situ gold were mined from the open pit.

The mining dilution parameters in the mineral reserves and cut-off grade were also adjusted, resulting in an additional reduction of approximately 60,000 ounces of gold at year-end. Overall, Amaruq's combined open-pit and underground mineral reserves saw a net decrease of approximately 430,000 ounces of gold at year-end 2020.

At the LaRonde Complex, following the higher grade achieved in the reconciliation performance at the LaRonde mine, the high-grade capping parameters were optimized and as a result approximately 180,000 ounces of gold were added to mineral reserves. Drilling added another 70,000 ounces of gold to the mineral reserves and 145,000 ounces of gold from Zone 11-3 were transferred from LZ5 to the LaRonde mine's mineral reserves. At the LZ5 mine, 272,000 ounces of gold were added to mineral reserves. These additions of mineral reserves more than offset the 370,000 ounces of in-situ gold mined in 2020, resulting in a net increase of approximately 198,000 ounces of gold in mineral reserves at the LaRonde Complex.

At the Goldex mine, approximately 90,000 ounces of gold were added to mineral reserves due to conversion drilling in the Deep 1, Deep 2 and South zones. The stope design process has evolved from being manual to using a mine shape optimization software which resulted in the addition of approximately 76,000 ounces of gold to the mineral reserves. These additions of mineral reserves more than offset the 140,000 ounces of in-situ gold mined in 2020, resulting in a net increase of approximately 27,000 ounces of gold in mineral reserves at Goldex.

At the Canadian Malartic mine, an optimization of the Barnat pit design and the use of new mineral reserve parameters added approximately 150,000 ounces of gold in mineral reserves (reflecting Agnico Eagle's 50% interest). This addition, together with the mining of approximately 325,000 in-situ ounces of gold (50% basis) in 2020, results in a net decrease of approximately 175,000 ounces of gold in mineral reserves (50%).

Continued exploration success at the Odyssey, East Gouldie and East Malartic underground deposits, collectively known as the Odyssey project, suggest that a significant portion of the underground Odyssey project may be converted into mineral reserves in the future, to replace the ore currently being mined at the adjacent Canadian Malartic and Barnat pits. A summary of the results of the CM Report at the Odyssey project is set out above under "Odyssey Project – Drilling Significantly Expands Inferred Mineral Resources at East Gouldie Supporting Approval of Underground Mine Development".

At the Kittila mine, conversion and exploration drilling, as well as a decrease of the cut-off grade parameters, resulted in an increase of approximately 210,000 ounces of gold in mineral reserves. With the mining of a record 240,000 ounces of in-situ gold in 2020, the result was an overall decrease in mineral reserves of 29,000 ounces of gold at Kittila.

At the Pinos Altos mine, the Company estimated initial underground probable mineral reserves at Cubiro of 143,000 ounces of gold (1.5 million tonnes grading 2.99 g/t gold) and initial open-pit probable mineral reserves at Reyna East of 57,000 ounces of gold (1.2 million tonnes grading 1.47 g/t gold). The review of mining parameters and cut-off grades reduced mineral reserves by approximately 108,000 ounces of gold at the main deposits. With the mining of approximately 123,000 in-situ ounces of gold in 2020, there was a net decrease of approximately 79,000 ounces of gold in mineral reserves at Pinos Altos. The mineral reserves at nearby Creston Mascota have now depleted and the operation has reached the end of its mine life.

At the La India mine, there was a reduction of 95,000 ounces of gold in mineral reserves due to lower sulphide recoveries and a reduction of 20,000 ounces of gold due to geological reinterpretation and drilling. With the mining of approximately 119,000 in-situ ounces of gold in 2020, there was a net decrease of 235,000 ounces of gold in mineral reserves at La India.

It is the Company's goal to maintain its global mineral reserves at approximately 10 times its annual gold production rate. The current mineral reserves remain within this range when compared to the Company's projected gold production guidance for 2021.

In addition to gold, Agnico Eagle's proven and probable mineral reserves include by-product metals of approximately 30 million ounces of silver at the Pinos Altos, LaRonde and La India mines (40.7 million tonnes grading an average of 22.77 g/t silver), plus 115,500 tonnes of zinc and 39,000 tonnes of copper at the LaRonde mine (15.2 million tonnes grading 0.76% zinc and 0.26% copper); 26,000 tonnes of copper at the Akasaba West project (5.4 million tonnes grading 0.48% copper) and 20,000 tonnes of copper at the Upper Beaver project (8.0 million tonnes grading 0.25% copper).

At an assumed gold price of $1,375 per ounce (leaving other assumptions unchanged), the Company estimates there would be an approximate 5.6% increase in the gold contained in proven and probable mineral reserves. Conversely, using a gold price of $1,125 per ounce (leaving other assumptions unchanged), the Company estimates there would be an approximate 5.6% decrease in the gold contained in proven and probable mineral reserves.

Measured and Indicated Mineral Resources Decrease by 15% to 15.2 million ounces of Gold Due to Conversion to Mineral Reserves at Hammond Reef, Discovery, LZ5, Cubiro and Reyna de Plata

Highlights from the December 31, 2020 measured and indicated mineral resource estimate include:

•	The overall decrease of indicated mineral resources was due to the successful conversion of indicated mineral resources to mineral reserves through the completion of studies in 2020 at Hammond Reef, Discovery deposit at Meliadine, LZ5 and Cubiro and Reyna de Plata at Pinos Altos

•	The addition of 1.1 million of ounces of measured and indicated mineral resources at Hammond Reef due to the mineral resources now being reported using 75% of the cut-off grades used to estimate the mineral reserves. The Hammond Reef deposit hosts combined measured and indicated mineral resources of 2.3 million ounces of gold (133 million tonnes grading 0.54 g/t gold)

•	At LZ5, indicated mineral resources increased by 153,000 ounces of gold, mainly due to compilation of historical data and the reclassification of the Ellison deposit as part of LZ5, which offset the conversion of mineral resources to mineral reserves

At December 31, 2020, the Company's measured and indicated mineral resources totaled 15.3 million ounces of gold (341 million tonnes grading 1.40 g/t gold). This represents a 15% (2.7 million ounce) decrease in ounces of gold, and a 6% increase in grade (from 1.32 g/t gold) compared to a year earlier (see the Company's news release dated February 13, 2020 for details regarding the Company's December 2019 measured and indicated mineral resource estimate).

The decrease in the Company's measured and indicated mineral resources is largely due to the successful conversion of indicated mineral resources to mineral reserves through studies and the application of mine shape optimization to the reporting of Goldex and Canadian Malartic indicated underground mineral resources. These mineral resources are comprised of 10.2 million ounces of gold (131 million tonnes grading 2.44 g/t gold) in underground indicated mineral resources and 5.1 million ounces of gold (211 million tonnes grading 0.75 g/t gold) of open-pit indicated mineral resources.

Conversion drilling at the Kittila, Amaruq, Goldex, Meliadine, Pinos Altos and El Realito (La India) properties resulted in additions of approximately 382,000 ounces of gold to measured and indicated mineral resources. Offsetting these additions was the conversion of approximately 3.6 million ounces of gold to mineral reserves at Hammond Reef, Discovery deposit at Meliadine, LZ5 and Cubiro and Reyna de Plata at Pinos Altos.

At Hammond Reef, the decrease of indicated mineral resources due to the declaration of 3.3 million ounces of gold in probable mineral reserves was partially offset by the addition of 1.1 million of ounces of gold in indicated mineral resources due to the open-pit mineral resources now being reported using 75% of the cut-off grade used to estimate the mineral reserves. The Hammond Reef deposit hosts indicated mineral resources of 2.3 million ounces of gold (133 million tonnes grading 0.54 g/t gold).

At the Goldex mine, indicated mineral resources decreased 16% (327,000 ounces of gold) as the stope design process is now completed using optimization software and non-recoverable material after mining was removed from the mineral resources.

At the Canadian Malartic mine, the indicated mineral resources below the pits are now primarily reported as underground mining scenarios within a potentially mineable shape as set out in the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and for Estimation of Mineral Resources and Mineral Reserves (November 2019) (the "CIM Guidelines"). This reporting change, in addition to the conversion to mineral reserves at Barnat, resulted in a reduction in indicated mineral resources of 326,000 ounces of gold.

Inferred Mineral Resources Increase by 8% to 23.4 Million Ounces, Largely Due to Infill Drilling at the East Gouldie Deposit

Highlights from the December 31, 2020 inferred mineral resource estimate include:

•	At the East Gouldie deposit at the Canadian Malartic mine property, intensive exploration drilling during 2020 led to a 134% increase in inferred mineral resources to 3.2 million ounces of gold (31.5 million tonnes grading 3.17 g/t gold) (reflecting Agnico Eagle's 50% interest)

•	At Santa Gertrudis, inferred mineral resources increased 39% (457,000 ounces of gold) mainly due to exploration success at the Amelia high-grade underground deposit

At December 31, 2020, the Company's inferred mineral resources totaled 283 million tonnes grading 2.57 g/t gold, or approximately 23.3 million ounces of gold. This represents an approximate 9% (1.9 million ounce) increase in ounces of gold, at a slight decrease in grade from 2.67 g/t gold in the December 2019 inferred mineral resource estimate (see the Company's news release dated February 13, 2020 for details regarding the Company's December 2019 inferred mineral resource estimate).

The increase in inferred mineral resources was mainly due to substantial new inferred mineral resources being estimated at underground depths on the Canadian Malartic mine property in the East Gouldie Zone and at Santa Gertrudis, partially offset by the conversion of inferred mineral resources to indicated mineral resources at Kittila, Amaruq and Goldex, and the rise of the cut-off grade at Meliadine.

At East Gouldie, intensive exploration drilling during 2020 led to an increase of 1.8 million ounces of gold in inferred mineral resources to 3.2 million ounces of gold (31.5 million tonnes grading 3.17 g/t gold) (reflecting Agnico Eagle's 50% interest).

At the Santa Gertrudis project, inferred mineral resources have increased 39% (457,000 ounces of gold) mainly due to exploration drilling at the Amelia underground deposit. Inferred mineral resources at Santa Gertrudis now total 1.6 million ounces of gold (27.7 million tonnes grading 1.83 g/t gold). These mineral resources are comprised of 879,000 ounces of gold (7.9 million tonnes grading 3,43 g/t gold) in underground inferred mineral resources and 750,000 million ounces of gold (19.7 million tonnes grading 1.18 g/t gold) in open-pit inferred mineral resources.

At the LaRonde Complex, inferred mineral resources at LZ5 have increased by 129% (788,000 ounces gold) due to several factors. Approximately 600,000 ounces of gold were added due to the Ellison deposit now being reported with LZ5 and approximately 145,000 ounces of gold were added from historical Zone 3 compilation. At LZ5, inferred mineral resources now total 1.4 million ounces of gold (15.1 million tonnes grading 2.88 g/t gold).

At the Meliadine mine, the revision of the cut-off grade combined with less exploration results due to changes in drilling priorities and delays related to COVID-19 constraints resulted in a reduction of inferred mineral resources by 334,000 ounces of gold. Despite these factors, the total inferred mineral resource at Meliadine remains one of the Company's largest, and the highest grade inferred mineral resource, with 2.3 million ounces of gold (12.3 million tonnes grading 5.82 g/t gold). These mineral resources are comprised of 2.2 million ounces of gold (11.5 million tonnes grading 5.94 g/t gold) in underground inferred mineral resources and 111,000 ounces of gold (816,000 tonnes grading 4.23 g/t gold) in open-pit inferred mineral resources.

At Cubiro at the Pinos Altos mine, inferred mineral resources decreased by 113,000 ounces of gold as a result of successful conversion and the use of a potentially mineable shape as set out in the CIM Guidelines.

The distribution of mineral resources by property is set out in the following table. The Creston Mascota deposit has been depleted due to mining and the Ellison deposit is now being reported with LZ5.

The year-end 2020 mineral resource estimate excludes any mineral resources at Hope Bay.

For a detailed discussion of mineral reserves and mineral resources see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)".

December 31, 2020 Mineral Resources*

	Measured & Indicated Mineral Resources (000 oz gold)	Inferred Mineral Resources (000 oz gold)
Northern Business
LaRonde	560	931
LaRonde Zone 5 incl. Ellison	776	1,399
LaRonde Complex	1,336	2,330
Canadian Malartic (50%)	105	92
Odyssey (50%)	61	913
East Malartic (50%)	368	2,669
East Gouldie (50%)	—	3,209
Goldex	1,683	1,191
Akasaba West	98	—
Zulapa	—	39
Meadowbank	90	—
Amaruq	1,474	1,273
Meadowbank Complex (incl. Amaruq)	1,564	1,274
Meliadine	2,129	2,297
Hammond Reef	2,298	0
Upper Beaver (Kirkland Lake)	403	1,416
Amalgamated Kirkland (Kirkland Lake)	265	406
Anoki/McBean (Kirkland Lake)	320	382
Upper Canada (Kirkland Lake)	722	1,863
Kittila	1,849	1,454
Kuotko	—	29
Kylmäkangas	—	250
Barsele (55%)	176	1,005
Subtotal Northern Business	13,380	20,819

Southern Business
Pinos Altos	882	203
La India	305	7
Tarachi	294	68
Chipriona	44	278
El Barqueno Gold	331	351
Santa Gertrudis	111	1,625
Subtotal Southern Business	1,966	2,532
Total Mineral Resources	15,346	23,351

*Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle's interest is less than 100%, the stated mineral resources reflect the Company's interest.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LZ5 mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

On March 23, 2020, the Government of Quebec ordered all non-essential businesses to close in response to the COVID-19 pandemic. Pursuant to this order, mining operations were directed to minimize their activities. As a result, the Company's operations in the Abitibi region of Quebec were temporarily suspended, causing a meaningful reduction in the first quarter and second quarter of 2020 gold production and a corresponding increase in unit production costs. In mid-April 2020, the restrictions on mining activities were lifted by the Government of Quebec and the Company's mining operations in the Abitibi region resumed in a gradual manner starting on April 15, 2020. In the second half of 2020, the LaRonde Complex, the Goldex mine and the Canadian Malartic mine operated at planned levels with new hygiene and safety protocols in place.

LaRonde Complex – Strong Performance Continued at the West mine in the Fourth Quarter of 2020; Production Tonnage Continues to Improve at LZ5

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The Company acquired the LZ5 project in 2003. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	739	732
Tonnes of ore milled per day	8,033	7,957
Gold grade (g/t)	4.69	5.06
Gold production (ounces)	105,729	112,704
Production costs per tonne (C$)	$102	$113
Minesite costs per tonne (C$)	$106	$109
Production costs per ounce of gold produced ($ per ounce)	$539	$557
Total cash costs per ounce of gold produced ($ per ounce)	$433	$470

Production costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period primarily due to lower underground production and service costs per tonne as a higher proportion of tonnes mined and milled were sourced from the lower cost LZ5 mine, partially offset by the timing of unsold concentrate inventory. Production costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

Minesite costs per tonne7 in the fourth quarter of 2020 decreased when compared to the prior-year period primarily from lower underground production costs as a higher proportion of mined and processed ore were sourced from the LZ5 mine. Total cash costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenues due to higher average realized by-product metal prices.

Gold production in the fourth quarter of 2020 decreased when compared to the prior-year period primarily as a result of a higher proportion of milled ore being sourced from the lower-grade LZ5 mine as per the planned mining sequence.

LaRonde Complex – Operating Statistics

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	2,674	2,927
Tonnes of ore milled per day	7,306	8,019
Gold grade (g/t)	4.29	4.51
Gold production (ounces)	349,913	402,984
Production costs per tonne (C$)	$109	$116
Minesite costs per tonne (C$)	$105	$108
Production costs per ounce of gold produced ($ per ounce)	$622	$636
Total cash costs per ounce of gold produced ($ per ounce)	$517	$503

Production costs per tonne in the full year 2020 decreased when compared to the prior-year primarily due to lower underground production costs as a higher proportion of mined and processed tonnes were sourced from the LZ5 mine, partially offset by lower throughput levels mostly related to the government mandated suspension of operations in the period. Production costs per ounce in the full year 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

Minesite costs per tonne in the full year 2020 decreased when compared to the prior-year primarily for the reasons described above. Total cash costs per ounce in the full year 2020 increased when compared to the prior-year period due to lower gold production and lower by-product revenues from lower silver and zinc production as per the planned mining sequence, partially offset by lower underground production and service costs per tonne.

7 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance" below.

Gold production in the full year 2020 decreased when compared to the prior-year primarily due to the government mandated suspension of operations (LaRonde mill circuit from March 23, 2020 to April 29, 2020 and the LZ5 mill circuit from March 23, 2020 to May 2, 2020), to the delay in accessing higher grade ore from the West mine area as additional ground support work was being completed in the first quarter of 2020 and as a higher proportion of ore milled was sourced from the lower grade LZ5 mine in the second half of 2020.

LaRonde Mine

Mining activities in the West mine area progressed ahead of schedule in the fourth quarter of 2020. The West mine area contributed approximately 19% of the tonnage mined at the LaRonde Complex, operating at an average rate of 1,421 tpd, exceeding the forecast of 1,150 tpd. The ore extracted from this area returned higher grade than anticipated, leading the strong gold production performance from the Complex. In 2021, the West mine area is expected to contribute approximately 15% of the ore mined and 21% of the gold ounces produced at the LaRonde Complex.

The good performance at the LaRonde mine is partially a result of the automation strategy that has helped to improve productivity and allow continuation of mucking activities during non-entry protocols related to seismicity. In 2020, 13% of tonnes mucked from stopes at the LaRonde mine were done in automation mode. In December 2020, a record 39% of the production mucking at the LaRonde mine was done from surface, which included 100% of the production mucking from the West mine area. At LZ5, in 2020, 14% of tonnes mucked and hauled to surface were accomplished in automated mode with operators based on surface. The target for 2021 is to muck over 17% of the total tonnage for the LaRonde Complex from surface. Work is also ongoing to perform production drilling using automation.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 (below Level 311). Construction of the 308 level East mine cooling plant was completed in December 2020 and it is expected to be commissioned in the first quarter of 2021.

At Zone LR11-3 (which is at the past producing Bousquet 2 mine), development from level 146 of the LaRonde mine continues on schedule and dewatering of the previously mined area is ongoing. The zone is expected to be reached in the second half of 2021 and production activities are expected to begin in 2022.

In order to continue tailings deposition through its life of mine, the LaRonde Complex is constructing drystack tailings facilities which are expected to be operational by the end of 2022. Drystacking will help limit the footprint of the new tailings facility and improve the closure of the main tailings ponds.

In the second quarter of 2021, the LaRonde mill has planned a ten day maintenance shutdown. The maintenance shutdown was originally scheduled for 2020.

As part of ongoing stakeholder engagement, the Company is in discussions with First Nations groups concerning a collaboration agreement.

LZ5 Mine

The successful implementation of automated mining techniques at the LZ5 mine has resulted in a consistent improvement in productivity. In 2020, the target of 15% of the tonnage mucked and hauled remotely to surface was achieved. In the fourth quarter of 2020, the LZ5 production rate was 2,987 tpd, essentially meeting the targeted rate of 3,000 tpd. For 2021, it is expected that 17% of the tonnage will be mucked and hauled remotely to surface and the production rate is expected to be sustained at approximately 3,000 tpd. The LZ5 automation team will continue optimizing the automated mining techniques.

Given the success in mining the upper portions of the LZ5 deposit (from surface to 330 metres), the extension of mining activities to a depth of 650 metres has been approved, resulting in the addition of 272,000 ounces of gold to the LZ5 mineral reserves at year end 2020. With this addition, the LZ5 mine is expected to maintain a production rate of approximately 3,000 tpd through 2029. The Company is also evaluating the potential to mine portions of the neighbouring Ellison property from the LZ5 underground infrastructure.

Developing infrastructure to evaluate the potential of under-explored areas west of LaRonde 20N Zone

To examine and drill test the potential of under-explored areas located 1 to 3 kilometres from surface below LZ5 and west of the 20N Zone, three exploration drifts are planned to be developed in 2021. At a depth of 1.1 kilometres below surface, the rehabilitation of the exploration trackdrift on Level 9 is on-going and is expected to be ready for exploration drilling in the fourth quarter of 2021. At a depth of 2.2 kilometres below surface, the trackdrift on level 215 that extends westward from the LaRonde mine will be rehabilitated and extended over the next two years. At a depth of 2.8 kilometres below surface, the development of exploration drift 290w is underway.

Canadian Malartic Mine – Record mill tonnage in the fourth quarter 2020; Odyssey underground project approved for construction; Odyssey shaft construction to begin in the second quarter of 2021

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created the Partnership. The Partnership owns the Canadian Malartic mine in northwestern Quebec which it operates through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume numbers in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	5,738	5,174
Tonnes of ore milled per day (100%)	62,370	59,144
Gold grade (g/t)	1.07	1.11
Gold production (ounces)	86,371	81,905
Production costs per tonne (C$)	$26	$27
Minesite costs per tonne (C$)	$27	$26
Production costs per ounce of gold produced ($ per ounce)	$668	$668
Total cash costs per ounce of gold produced ($ per ounce)	$656	$630

Production costs per tonne in the fourth quarter of 2020 were essentially the same when compared to the prior-year period as higher throughput mostly offset higher contractor costs for haulage. Production costs per ounce in the fourth quarter of 2020 were the same when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the fourth quarter of 2020 were slightly higher when compared to the prior-year period due to higher contractor costs for haulage and increased royalty payments resulting from higher average realized gold prices, partially offset by increased throughput levels. Total cash costs per ounce in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to the reasons described above and to the strengthening of the Canadian dollar.

Gold production in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to higher throughput levels, partially offset by lower grades. The mill achieved a record quarter for milled tonnage at 5,736,659 tonnes, or 62,355 tpd (100% basis), as a result of its continuous improvement efforts. The limited footprint at the bottom of the Canadian Malartic pit, geotechnical challenges and the higher density of historical openings reduced the mine production rate. As a result, lower grade ore from the Malartic pit that was expected to be stockpiled was processed in the mill.

Canadian Malartic Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	19,338	20,782
Tonnes of ore milled per day** (100%)	56,832	57,669
Gold grade (g/t)	0.97	1.12
Gold production (ounces)	265,387	331,459
Production costs per tonne (C$)	$27	$26
Minesite costs per tonne (C$)	$27	$26
Production costs per ounce of gold produced ($ per ounce)	$736	$628
Total cash costs per ounce of gold produced ($ per ounce)	$723	$606

*In the full year of 2020, the Barnat open pit had 18,930 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 340 days in the full year of 2020.

Production costs per tonne in the full year 2020 were higher when compared to the prior-year due to lower throughput levels due to the government mandated suspension of milling operations from March 23, 2020 to April 17, 2020 and lower productivity in the Malartic pit. Production costs per ounce in the full year 2020 increased when compared to the prior-year due to the reasons described above and lower gold production.

Minesite costs per tonne in the full year 2020 were higher when compared to the prior-year due to lower throughput levels due to the government mandated suspension of milling operations from March 23, 2020 to April 17, 2020 and lower productivity in the Malartic pit. Total cash costs per ounce in the full year 2020 increased compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the full year 2020 decreased when compared to the prior-year primarily as a result of lower grades and lower throughput in the first nine months of the year. A higher proportion of the ore processed in 2020 was sourced from the lower grade stockpiles to facilitate the production ramp-up following the suspension of operations in the period and to compensate for the limited flexibility in the Malartic pit bottom. The lower throughput was primarily caused by the government mandated suspension of milling operations from March 23, 2020 to April 17, 2020. Pre-commercial production in the full year 2020 from the Barnat deposit was 18,930 ounces of gold. Commercial production was declared on September 30, 2020.

The Canadian Malartic operation achieved its best performance in health and safety since the opening of the mine. Nineteen supervisors were recognized by the Quebec Mining Association for their team's performance in health and safety.

At the Barnat pit, overburden stripping progressed well and is expected to be completed in the first quarter of 2021. The topographic drilling is 60% complete and is expected to be finished by the third quarter of 2021. Pit design optimization was completed during the fourth quarter of 2020 and the ramp will be located on the south wall where better rock conditions exist. The change in design adds approximately 150,000 ounces to the 2020 year end mineral reserves (50% basis) while requiring approximately 10 million tonnes of additional waste removal.

At the Malartic pit, the mining sequence offers less flexibility as the reduced footprint with higher density of underground openings and the geotechnical challenges increase the demand for remote activities and create variability in performance. In the fourth quarter of 2020, the pit production was above forecast due to good weather conditions and the absence of any significant geotechnical issues. For 2021, the Malartic pit remains the main source of ore, expected to provide over 75% of the processed ore in first quarter of 2021 but decreasing during the course of 2021. The Barnat pit will progressively become the main source of ore, providing some production flexibility over the course of the year.

In the fourth quarter of 2020, the Canadian Malartic mill successfully completed the fourth shutdown of the year.

In mid-2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones, collectively known as the Odyssey project. This ramp will provide additional access for exploration drilling to expand and upgrade the current mineral resource base, and allow for bulk sampling of up to 40,000 tonnes of mineralized material. The Odyssey project exploration ramp portal was completed during the fourth quarter of 2020. Ramp development started on December 2, 2020, and 103 linear metres were developed in December.

At Odyssey, drilling significantly expanded the inferred mineral resources which supported the approval of the Odyssey project by the Partnership. A summary of the results of the technical study at the Odyssey project is set out above under "Odyssey Project – Drilling Significantly Expands Inferred Mineral Resources at East Gouldie Supporting Approval of Underground Mine Development".

Goldex – Strong Mill Throughput Drives Record Quarterly Gold Production; Ramp Up of South Zone to Continue in 2021

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	756	684
Tonnes of ore milled per day	8,217	7,435
Gold grade (g/t)	1.79	1.74
Gold production (ounces)	39,507	34,963
Production costs per tonne (C$)	$42	$44
Minesite costs per tonne (C$)	$42	$43
Production costs per ounce of gold produced ($ per ounce)	$624	$656
Total cash costs per ounce of gold produced ($ per ounce)	$591	$640

Production costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period primarily as a result of higher throughput levels. Production costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period primarily due to the reason described above and higher gold production.

Minesite costs per tonne in the fourth quarter of 2020 were slightly lower when compared to the prior-year period primarily as a result of higher throughput levels. Total cash costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to the reason described above and higher gold production.

Gold production in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to higher mill throughput levels and higher grade related to the mining sequence. Goldex achieved record quarterly gold production of 39,507 ounces.

Goldex Mine – Operating Statistics

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	2,655	2,785
Tonnes of ore milled per day	7,254	7,630
Gold grade (g/t)	1.64	1.71
Gold production (ounces)	127,540	140,884
Production costs per tonne (C$)	$41	$39
Minesite costs per tonne (C$)	$41	$39
Production costs per ounce of gold produced ($ per ounce)	$648	$586
Total cash costs per ounce of gold produced ($ per ounce)	$634	$584

Production costs per tonne in the full year 2020 increased when compared to the prior-year due to lower throughput levels as a result of the government mandated suspension of operations in a portion of the first and second quarters of 2020 and due to higher lateral development costs for the South Zone. Production costs per ounce in the full year 2020 increased when compared to the prior year primarily due to the reasons described above and lower gold production.

Minesite costs per tonne in the full year 2020 increased when compared to the prior-year due to the reasons described above. Total cash costs per ounce in the full year 2020 increased when compared to the prior year due to the reasons described above and lower gold production.

Gold production in the full year 2020 decreased when compared to the prior-year primarily due to the government mandated suspension of operations from March 23, 2020 to April 24, 2020, and lower grades related to the mining sequence and higher dilution than anticipated in secondary stopes.

The Goldex mine delivered strong performance in the fourth quarter of 2020 with record ore production since its restart in 2013. Daily mill throughput averaged in excess of 8,000 tpd and higher grade stopes were mined as per plan. Following seismic activities in December 2020, improvements were made to ground support installation and protocols.

The Rail-Veyor operating hours increased due to the availability of the new maintenance bay and resulted in an average hauling rate of 6,879 tpd in the fourth quarter of 2020, close to its 7,000 tpd design capacity. The good performance of the Rail-Veyor was a determining factor in the strong quarterly production from Deep 1 and throughput at the mill. In the fourth quarter of 2020, the Rail-Veyor system reached a milestone with 5 million tonnes hauled since its commissioning.

The development pace of the South Zone remained high in the fourth quarter of 2020 as the Company prioritized lateral development over stoping. This resulted in a lower mining rate at approximately 423 tpd compared to the forecast of 550 tpd. The majority of the development in ore has now been completed, and production levels are expected to increase from the South zone in the first quarter of 2021. The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed and grade flexibility to the Goldex mill.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay mine and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

On March 19, 2020, following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company took measures to isolate its Nunavut operations from local communities with the aim of minimizing any risk of the virus spreading to these communities. As part of these isolation protocols, designed to reduce the risk to the people of Nunavut, the Company sent all of its Nunavut based workforce (employees and contractors) home from the Meliadine and Meadowbank operations as well as the exploration projects. As of the date of this news release, there is no set date for the Nunavummiut workforce to return to work. However, as the distribution of COVID-19 vaccines has begun in local Nunavut communities, the Company is preparing to reintegrate the Nunavut based workforce to its operations over the course of 2021. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and government officials to establish the appropriate conditions to re-integrate Nunavummuiut employees on a voluntary basis and without compromising the safety of them or their communities.

The Company has instituted a number of protocols to ensure the continued safety of its employees and the communities. These include:

•	Isolation of the mine sites from the communities

•	All employees are on site on a voluntary basis

•	Increased screening measures for all employees before flying to site

•	Testing facilities set-up at, the Meliadine and Meadowbank sites as well as at the Val d'Or and Mirabel airports

•	All employees and contractors are tested for COVID-19 prior to boarding the planes and boarding is allowed when all passengers are confirmed negative. In addition, both sites have implemented re-testing of employees five days into their rotation to detect people that were exposed to the virus but were in incubation at time of arrival

Meadowbank Complex – Record Open Pit Production in the Fourth Quarter of 2020; IVR Deposit Declares Commercial Production at Year-End 2020; Amaruq Underground Approved for Mine Development

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and most mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite (mining equipment, mill, tailings, camp and airstrip). Additional infrastructure has also been built at the Amaruq site (truck shop, warehouse, fuel storage and an additional camp facility). Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

The second quarter of 2020 started in reduced operating mode due to measures in response to the COVID-19 pandemic. The open pit operation was reduced to 50% capacity in April. Operations were gradually ramped up in May as temporary workers were added to support mining activities. The processing plant was on care and maintenance for most of the second quarter of 2020, re-starting on May 28, 2020, and returned to full production levels with higher grade ore by June 13, 2020. The reduction in activities and suspension of the mill for most of the second quarter of 2020 caused a substantial reduction in production and a corresponding increase in unit costs. In addition, the mining operation has now fully transitioned from the Meadowbank deposit to the Amaruq satellite deposit, which has affected the cost structure. Finally the 2019 full year period includes 35,281 gold ounces of pre-commercial production at Amaruq. All these factors result in comparison to the prior full year periods not being meaningful.

Meadowbank Complex – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	684	709
Tonnes of ore milled per day**	8,755	7,707
Gold grade (g/t)	2.90	2.95
Gold production (ounces)	57,739	61,660
Production costs per tonne (C$)	$145	$143
Minesite costs per tonne (C$)	$132	$162
Production costs per ounce of gold produced ($ per ounce)	$1,297	$1,243
Total cash costs per ounce of gold produced ($ per ounce)	$1,142	$1,405

*In the fourth quarter of 2020, Amaruq had 10,995 ounces of pre-commercial gold production from the IVR pit.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 78 days in the fourth quarter of 2020.

Production costs per tonne in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to lower mill throughput. Production costs per ounce in the fourth quarter of 2020 increased when compared to the prior-year period due to reasons described above and the lower gold production.

Minesite costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period primarily due to lower rehandling costs. Total cash costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

In the fourth quarter of 2020, gold production, excluding pre-commercial ounces, decreased when compared to the prior-year period. Including pre-commercial ounces, gold production was higher when compared to the prior-year period due higher throughput levels related a strong performance at the mine and the mill.

Meadowbank Complex – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	2,482	2,381
Tonnes of ore milled per day**	7,113	7,731
Gold grade (g/t)	2.71	2.23
Gold production (ounces)	198,418	158,208
Production costs per tonne (C$)	$154	$101
Minesite costs per tonne (C$)	$148	$103
Production costs per ounce of gold produced ($ per ounce)	$1,436	$1,143
Total cash costs per ounce of gold produced ($ per ounce)	$1,404	$1,152

*Operating statistics for 2020 relate to production from the Amaruq satellite deposit while the operating statistics for 2019 relate to production from the Meadowbank mine in the first three quarters and the Amaruq satellite deposit in the fourth quarter. In 2020, Amaruq had 10,995 ounces of pre-commercial gold production. In 2019, Amaruq had 35,281 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 308 days in 2019 and 349 days in 2020.

Production costs per tonne in the full year 2020 increased when compared to the prior-year primarily due to higher contractor and maintenance costs, higher transportation costs as production at the Meadowbank Complex transitioned to Amaruq and lower throughput as activity levels were reduced for most of the second quarter of 2020 due to COVID-19 related issues as described above. Production costs per ounce in the full year 2020 increased when compared to the prior-year due to the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the full year 2020 increased when compared to the prior-year primarily due to the reasons described above. Total cash costs per ounce in the full year 2020 increased when compared to the prior-year due to the reasons described above, partially offset by higher gold production.

In the full year 2020, gold production, excluding pre-commercial ounces, increased when compared to the prior year. Commercial production tonnes were higher in 2020 compared to the prior year as a significant portion of the ore processed in 2019 was pre-commercial. Gold production, including pre-commercial production, was higher primarily due to higher gold grades as the Amaruq pit deepens, partially offset by lower throughput levels related to the reduction of activities in the second quarter of 2020 as described above.

Fourth Quarter 2020 Activities

In the fourth quarter of 2020, the open pit continued to show consistent improvement and achieved record quarterly production of approximately 3.8 million tonnes mined per month. A strong performance was also achieved in production drilling in both the IVR and Whale tail pits, which resulted in a significant increase in total broken inventory. The good availability of the production fleet (due to improved maintenance in 2020), the optimization of the equipment dispatch, the commissioning of two new 777D haul trucks and two new 650 Sandvik drills and the increased face availability in the pit were determining factors for the strong operational performance. Mining activities are expected to remain at similar levels in 2021.

Improving the reliability of the long-haul truck ("LHT") fleet remains a focus. Good road conditions, reliability improvements, the addition of four new LHT's and a favourable caribou migration this fall allowed for effective utilization of the LHT fleet in the fourth quarter of 2020. A record amount of material hauled was achieved in November, averaging over 11,200 tpd.

A contractor fleet of three 100-tonne trucks and a dedicated loader remained active in the fourth quarter of 2020 to accelerate the development of the IVR pit, and provide additional production flexibility in 2020 and 2021. In the fourth quarter of 2020, Amaruq had 10,995 ounces of pre-commercial gold production from the IVR pit. Commercial production at the IVR pit was achieved on December 31, 2020.

In the fourth quarter of 2020, the plant was shutdown for five days to replace SAG and ball mill liners as per schedule. Following the shutdown, the plant maintained the predicted throughput rate during the new liner break-in period and achieved a higher throughput rate than forecast for the remainder of the period.

In the fourth quarter of 2020, ramp development continued at the Amaruq underground project and the project has been approved for development. A summary of the results of the internal technical evaluation at the Amaruq underground project is set out above under "Amaruq Underground Approved for Mine Development; First Production Expected in 2022".

Due to variability in the strip ratio and ore grades, production and costs levels are expected to fluctuate over the six year life of mine. Average annual gold production at Amaruq, including the underground project, is currently forecast to be approximately 455,000 ounces at average total cash costs per ounce of $895.

Meliadine Mine – Phase 2 Expansion Proceeding as planned; commercial production expected at Tiriganiaq open pit in the third quarter of 2021

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle's largest gold deposit in terms of mineral resources. The Company owns 100% of the 111,358-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

In response to the COVID-19 pandemic, activity levels at Meliadine were reduced from the end of March to early June. The mill was gradually ramped-up through April and May to achieve more normal operating levels in June. The reduction in activities for most of the second quarter of 2020 caused a substantial reduction in production and a corresponding increase in unit production costs. As the Meliadine mine achieved commercial production on May 14, 2019, the full year of 2019 does not represent a comparable period.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	334	326
Tonnes of ore milled per day**	4,023	3,543
Gold grade (g/t)	8.13	7.99
Gold production (ounces)	88,273	81,607
Production costs per tonne (C$)	$248	$241
Minesite costs per tonne (C$)	$234	$237
Production costs per ounce of gold produced ($ per ounce)	$716	$731
Total cash costs per ounce of gold produced ($ per ounce)	$652	$712

*In the fourth quarter of 2020, the Tiriganiaq open pit had 4,509 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 83 days for the three months ended December 31, 2020

Production costs per tonne in the fourth quarter of 2020 increased when compared to the prior-year period due to timing of inventory, partially offset by higher throughput. Production costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to higher gold production, partially offset by higher production costs per tonne as described above.

Minesite costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period primarily due to higher throughput. Total cash costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to higher gold production and lower minesite costs per tonne.

Gold production in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to higher throughput as Meliadine delivered good performance over the quarter with processing rate at over 4,000 tpd. In the fourth quarter of 2019, the site was still ramping-up mining and processing activities.

Meliadine Mine – Operating Statistics*

All metrics exclude pre-commercial production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	1,346	773
Tonnes of ore milled per day**	3,813	3,346
Gold grade (g/t)	7.34	7.60
Gold production (ounces)	312,398	191,113
Production costs per tonne (C$)	$244	$244
Minesite costs per tonne (C$)	$240	$246
Production costs per ounce of gold produced ($ per ounce)	$786	$748
Total cash costs per ounce of gold produced ($ per ounce)	$774	$748

*In 2020, the Tiriganiaq open pit had 6,491 ounces of pre-commercial gold production. In 2019, Meliadine had 47,281 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 353 days in 2020 and 231 days in 2019.

Production costs per tonne in the full year 2020 were C$244. Production costs per ounce in the full year 2020 were $786. Minesite costs per tonne in the full year 2020 were C$240. Total cash costs per ounce in the full year 2020 were $774. Gold production in the full year 2020 was 312,398 ounces.

At the Tiriganiaq open pit, overburden stripping has been accelerated using a contractor to provide additional mining flexibility for both tonnes and grade in 2021. The total pre-commercial gold production at Tiriganiaq was 6,491 ounces in 2020 and is expected to be approximately 29,000 ounces in 2021.

In the fourth quarter of 2020, underground mining performance continued to improve with an increase tonnage of the ore mucked from underground, peaking in December 2020 at 3,744 tpd. Stope mining in the recently dewatered and recommissioned higher-grade RP3 mining horizon continued at a good rate and without any increase to the ground water inflows. This new horizon is expected to provide additional mining flexibility for both tonnes and grade in 2021.

In the fourth quarter of 2020, the mill maintained average throughput above 4,000 tpd, slightly below forecast primarily due to filter press availability and preventive maintenance on the CIL tanks. Milling rates are expected to average approximately 4,600 tpd in 2021. The Phase 2 expansion remains on track with mill throughput expected to increase from an average of approximately 4,600 tpd in 2021 to 6,000 tpd in 2025.

Waterline Activities

Permitting activities in connection with the saline water discharge line are continuing. The technical meeting, community roundtable with the key communities of interest and pre-hearing conference that were all scheduled for late November, 2020 were postponed by NIRB due to COVID-19. The technical meeting was rescheduled and completed on January 11-12, 2021. The community roundtable with the key communities of interest and the pre-hearing conference are expected to be conducted on February 11 and 12, 2021. The required public hearing has not been scheduled by NIRB, but it is expected to be conducted at the end of April. Information with respect to the waterline permitting activities is available on the NIRB Public Registry.

Discharge to Sea Via Trucking

On January 20, 2021, the Nunavut Planning Commission informed the Company that the saline water discharge permit of 1,600 cubic metres per day (via truck) from the Meliadine underground operation to Melvin Bay in Rankin Inlet can continue for the 2021 discharge season.

Meliadine Water License Amendment

Permitting activities in connection with the Water License Amendment are continuing. The application includes a long-term increase of total dissolved solids plus some general activities. This application also includes an alternative to divert surface contact water to the waterline to provide additional flexibility to the operation. The technical meeting was completed on November 30 - December 1, 2020 and the community information session and pre-hearing conference was completed on January 19, 2021. The public hearing with the Nunavut Water Board is now scheduled for April 1-2, 2021. The Company expects to receive the water license amendment approval in May or June 2021.

For all applications, the Company is committed to continuing to pursue consultation and collaboration opportunities with the local community and Nunavut groups and appreciates the efforts made by all to engage with Agnico Eagle in light of the challenges that have been caused by COVID-19.

Conversion Drilling at the Discovery Satellite Deposit Adds to Mineral Reserves

The Meliadine property includes seven gold deposits, six of which are part of the current mine plan. Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 812 metres.

At December 31, 2020, Meliadine had 4.0 million ounces of gold in proven and probable mineral reserves (21.3 million tonnes grading 5.89 g/t gold) mostly at underground depth, as well as 2.1 million ounces of gold in measured and indicated mineral resources (18.8 million tonnes grading 3.53 g/t gold) and 2.3 million ounces of gold in inferred mineral resources (12.3 million tonnes grading 5.82 g/t gold).

Detailed exploration drill results at Meliadine were last reported in the Company's news release dated October 23, 2019, and a progress report on mine-site and regional exploration was provided in the Company's news release dated July 29, 2020.

Exploration during 2020 at the Meliadine mine site and surrounding areas on the property focused on confirming and extending mineralization at depth in the Tiriganiaq deposit at the mine; confirming inferred mineral resources at shallower depths in the Wesmeg deposit at the mine; and conversion, geotechnical and exploration drilling at the satellite Discovery deposit, located approximately 17 kilometres east-southeast of Tiriganiaq, and last drilled in 2014.

During the fourth quarter of 2020, the Company completed 4,800 metres of drilling at Tiriganiaq and 7,000 metres at Wesmeg, from both surface and underground, in exploration and conversion drilling campaigns.

Drilling at Discovery was completed during the first three quarters of 2020, and selected recent exploration drill intercepts are set out in the table below. The pierce points are shown on the Meliadine Mine – Discovery Composite Longitudinal Section and the drill collar coordinates are set out in a table in the Appendix. All intercepts reported for the Meliadine mine show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Discovery deposit at Meliadine

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped*)
M20-2970	5210	282.9	290.5	253	6.4	7.7	7.7
M20-2971	5220	354.6	357.6	314	2.8	11.3	11.3
M20-2972	5210	378.3	390.2	359	10.3	5.2	5.2
M20-2977	5210	271.8	276.2	227	4.2	4.1	4.1
M20-2978	5210	283.8	292.0	258	7.3	13.7	13.7
M20-2982	5210	334.5	338.0	308	3.0	7.3	7.3
M20-2983	5210	334.7	338.8	308	3.6	5.9	5.9
M20-2984	5210	493.0	499.5	458	5.8	4.0	4.0
M20-2987	5210	262.5	266.1	238	3.2	13.1	13.1
M20-3001	5240	38.9	44.0	45	5.1	9.1	9.1
M20-3105	5240	483.2	487.1	433	3.9	9.7	9.7
* Holes at Discovery use a capping factor of 70 g/t gold.

[Meliadine Mine – Discovery Plan Map & Composite Longitudinal Section]

At Discovery in 2020, approximately 11,150 metres of drilling were completed, including 610 metres for pre-delineation on the near-surface portion of the deposit and 6,464 metres on positive conversion at the bottom of the current indicated mineral resource envelope. Additional drilling included 2,090 metres for geotechnical purposes for the planned underground portion of the deposit and 2,000 metres of exploration drilling to test the continuity of mineralization at depth and aimed to add to mineral resources.

The positive drilling results have allowed the Company to declare an initial probable mineral reserve at Discovery at December 31, 2020, of 363,000 ounces of gold (2.1 million tonnes grading 5.41 g/t gold) at underground depths, including mineralization accessible by crown pillar mining methods.

Conversion drilling within the deepest, eastern portion of the deposit returned highlights such as hole M20-2970, which intersected 7.7 g/t gold over 6.4 metres at 253 metres depth; and hole M20-2978, drilled at the eastern part of the deposit into lode 5210, which intersected 13.7 g/t gold over 7.3 metres at 258 metres depth. These holes confirmed the high gold grades and thicknesses of this portion of the deposit and filled a previous gap in the mineral resources.

Deeper in the same area, holes were drilled at the bottom limits of the main ore shoot of the mineral resource that plunges to the east. Highlights include hole M20-2971, which intersected lode 5220 and returned 11.3 g/t gold over 2.8 metres at 314 metres depth; hole M20-2972, which intersected lode 5210, and returned 5.2 g/t gold over 10.3 metres at 359 metres depth. These holes have extended the deposit's mineral resource down-plunge at depth.

Highlights from holes drilled even deeper down-plunge included hole M20-3105, which intersected lode 5240 and returned 9.7 g/t gold over 3.9 metres at 433 metres depth; and hole M20-2984, which confirmed mineral resources in lode 5210 down-plunge of the main ore shoot, and returned 4.0 g/t gold over 5.8 metres at 458 metres depth.

Conversion drilling at shallower depths in a parallel ore shoot west of the principal mineral resource area also provided positive results, with hole M20-2987 intersecting lode 5210 and returning 13.1 g/t gold over 3.2 metres at 238 metres depth, and demonstrating the potential to extend mineral resources deeper along plunge in this area.

The Company believes the Discovery deposit could be developed into a satellite mining operation to provide ore feed to the existing mill facility at the Meliadine mine, and expects to complete an internal technical evaluation of Discovery in early 2021.

The Discovery deposit remains open to the east at depth, along a steep plunge corresponding to the main ore shoot. Drilling at Discovery in 2021 will continue to test the deposit's main plunge as well as the parallel ore shoot to the west at depth to expand the mineral resources and to continue converting inferred mineral resources to indicated mineral resources.

FINLAND AND SWEDEN

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25% to 2.0 million tonnes per annum. In Sweden, the Company has a 55% interest in the Barsele exploration project.

Unlike other jurisdictions in which the Company operates, Finland did not mandate the suspension of business activities to help manage the COVID-19 pandemic. In 2020, the Kittila mine operated at normal levels with new hygiene and safety protocols in place.

Kittila – Record Ore Production in 2020 Drives Record Annual Gold Production; Mill Expansion Commissioned Ahead of Schedule and Ramp Up to Design Capacity Ongoing

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	353	468
Tonnes of ore milled per day	3,837	5,087
Gold grade (g/t)	4.58	4.14
Gold production (ounces)	45,056	55,345
Production costs per tonne (EUR)	€90	€74
Minesite costs per tonne (EUR)	€100	€79
Production costs per ounce of gold produced ($ per ounce)	$830	$694
Total cash costs per ounce of gold produced ($ per ounce)	$908	$756

Production costs per tonne in the fourth quarter of 2020 increased when compared to the prior-year period due to lower throughput levels as the mill was shutdown most of October to complete the planned mill expansion tie-in and due to cost pressures in contracted development and hauling, higher ground support requirements and higher royalty payments related to higher average realized gold prices. Production costs per ounce in the fourth quarter of 2020 increased when compared to the prior-year period due to the reasons described above, the strengthening of the Euro and lower gold production.

Minesite costs per tonne in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to lower throughput levels as the mill was shut down most of October to complete the planned mill expansion tie-in, and also due to cost pressures in contracted development and hauling, higher ground support requirements and higher royalty payments related to higher average realized gold prices. Total cash costs per ounce in the fourth quarter of 2020 increased when compared to the prior-year period due to the reasons described above, the strengthening of the Euro and lower gold production.

Gold production in the fourth quarter of 2020 decreased when compared to the prior-year period primarily due to lower throughput, partially offset by higher gold grades as anticipated by the mining sequence. The mill was shutdown most of October 2020 to complete the planned mill expansion tie-in. The plant restarted on October 22, 2020 and successfully ramped up production during the quarter.

Kittila Mine – Operating Statistics

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore milled (thousands of tonnes)	1,702	1,591
Tonnes of ore milled per day	4,650	4,359
Gold grade (g/t)	4.38	4.15
Gold production (ounces)	208,125	186,101
Production costs per tonne (EUR)	€87	€80
Minesite costs per tonne (EUR)	€86	€76
Production costs per ounce of gold produced ($ per ounce)	$816	$766
Total cash costs per ounce of gold produced ($ per ounce)	$805	$736

Production costs per tonne in the full year 2020 increased when compared to the prior-year primarily due to cost pressures in contracted development and hauling, higher ground support requirements, higher royalty payments related to higher average realized gold prices and the timing of inventory, partially offset by higher throughput levels. Production costs per ounce in the full year 2020 increased when compared to the prior-year due to the reasons described above, partially offset by higher gold production from higher throughput levels and higher grades.

Minesite costs per tonne in the full year 2020 increased when compared to the prior year due to cost pressures in contracted development and hauling, higher ground support requirements, and higher royalty payments related to higher average realized gold prices, partially offset by higher throughput levels. Total cash costs per ounce in the full year 2020 increased when compared to the prior year due to the reasons described above, partially offset by higher gold production.

Gold production in the full year 2020 increased when compared to the prior year as record ore production and higher grades drove record annual gold production of 208,125 ounces in 2020. In 2019, a scheduled 58-day mill shutdown was carried out in the second quarter to allow for full autoclave relining.

The Kittila mine continued delivering strong performance in the fourth quarter of 2020, with production above forecast by approximately 6,000 tonnes and delivered a record full year ore production of approximately 1.85 million tonnes. This performance is driven by an improved fleet management and an increased usage of automation. The mine has been testing autonomous hauling trucks and tele-remote equipment and is targeting to achieve 50% of production drilling and 15% of hauling remotely in 2021. The mill has consistently increased availability and the Company will be evaluating the implementation of Advanced Process Control in 2021.

Contracted development negatively impacted unit costs in 2020. In December 2020, Kittila terminated the contract for underground development and this function will now be carried out by Company personnel. This transfer of responsibilities is expected to reduce mining costs in 2021.

The mill expansion tie-in was completed from September 22, 2020 to October 22, 2020. The commissioning of the expanded mill was completed ahead of schedule and the ramp-up towards the design capacity of 2.0 million tonnes per annum is on-going as per schedule and as per the new environmental permit. Two strategically important environmental construction projects to increase the mill production rate to 2.0 million tonnes per annum, the NP4 tailings pond and the discharge waterline, were completed and commissioned in the fourth quarter of 2020. With the completion of these projects at Kittila production flexibility has significantly improved for 2021.

The Kittila shaft project advanced in the fourth quarter of 2020, though at a lower rate than forecast. The shaft sinking project execution remains challenging due to travel restrictions related to COVID-19. Local resources have been added to the shaft sinking contractor team and commissioning is expected to be completed in the first half of 2022.

The budget for the Kittila expansion project was updated in the third quarter of 2020 and is still forecast to be between 190 to 200 million euros.

Drilling Confirms and Extends Main and Sisar Zones in Suuri, Roura and Rimpi Areas

Exploration at the Kittila mine remains focused on extending the Main and Sisar zones northward, southward and at depth in the Suuri, Roura and Rimpi areas to increase the mineral reserves in the large orebody. Sisar is subparallel to and 50 to 300 metres east of the main Kittila mineralization.

Results from the exploration program at Kittila were last reported in the Company's news release dated October 28, 2020.

At December 31, 2020, Kittila had proven mineral reserves of 408,000 ounces of gold (3.0 million tonnes grading 4.23 g/t gold), probable mineral reserves of 3.7 million ounces of gold (27.4 million tonnes grading 4.15 g/t gold), measured mineral resources of 372,000 ounces of gold (4.7 million tonnes grading 2.44 g/t gold), indicated mineral resources of 1.5 million ounces of gold (18.2 million tonnes grading 2.52 g/t gold) and inferred mineral resources of 1.5 million ounces of gold (12.0 million tonnes grading 3.77 g/t gold).

During 2020, the Company completed approximately 28,500 metres of drilling at the Kittila mine and 9,700 metres of regional exploration in northern Finland.

Selected recent drill results from the Kittila mine are set out in the table below. The pierce points are shown on the Kittila – Composite Longitudinal Section and drill hole collar coordinates are set out in a table in the Appendix. All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent drill results from the Main and Sisar zones in the Suuri, Roura and Rimpi areas at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RUG20-520	Main Roura	147.0	160.0	1,025	11.2	5.5
and	Main Roura	163.7	173.0	1,027	8.1	4.9
and	Sisar Top	212.0	218.0	1,036	5.2	10.9
and	Sisar Top	223.0	227.0	1,038	3.5	4.2
RUG20-521	Main Roura	146.0	166.0	1,043	16.8	6.8
and	Main Roura	171.4	179.0	1,048	6.4	4.4
and	Main Roura	202.0	207.0	1,056	4.3	5.0
RUG20-523	Main Roura	157.0	195.5	998	33.6	8.1
and	Sisar Top	217.0	227.0	999	8.8	2.8
RUG20-524	Main Roura	170.0	180.0	1,042	7.5	3.3
ROU20-603	Main Roura	49.0	61.0	473	11.1	5.9
ROU20-604	Main Roura	57.0	69.0	522	9.2	4.7
ROU20-609	Main Roura	63.0	71.0	470	4.8	3.8
and	Main Roura	76.2	92.0	463	9.5	12.4
ROD19-701L	Main Roura	792.7	804.0	1,487	3.5	5.8
RIE19-702K	Main Rimpi	642.1	649.7	1,436	4.3	6.7
and	Sisar Deep	935.0	939.0	1,563	3.4	3.8
RIE20-609	Sisar Top	222.0	226.7	1,057	4.5	4.9
RIE20-610	Sisar Central	255.0	260.3	1,116	4.6	5.0
RIE20-611	Sisar Central	364.0	370.7	1,243	4.7	3.4

[Kittila Mine – Composite Longitudinal Section]

During the fourth quarter, exploration drilling was completed in the Roura area at relatively shallow underground depths. Highlights from the Main Zone include: hole ROU20-603, which intersected 5.9 g/t gold over 11.1 metres at 473 metres depth; hole ROU20-604, which intersected 4.7 g/t gold over 9.2 metres at 522 metres depth; and hole ROU20-609, which intersected two lenses to return 3.8 g/t gold over 4.8 metres at 470 metres depth and 12.4 g/t gold over 9.5 metres at 463 metres depth. This drilling in the Roura area between approximately 460 and 525 metres has shown positive results and fills a gap in the mineral reserves at a depth of approximately 465 to 500 metres.

Conversion drilling in the Roura area in 2020 has shown high gold grades over significant widths in the Main and Sisar zones between approximately 995 and 1,060 metres depth, with many holes intersecting closely spaced, separate lenses. Hole RUG20-520 intersected four lenses: 5.5 g/t over 11.2 metres at 1,025 metres depth in the Main Zone, 4.9 g/t over 8.1 metres at 1,027 metres depth in the Main Zone, 10.9 g/t over 5.2 metres at 1,036 metres depth in the Sisar Zone and 4.2 g/t over 3.5 metres at 1,038 metres depth in the Sisar Zone. Hole RUG20-521 intersected three lenses: 6.8 g/t over 16.8 metres at 1,043 metres depth in the Main Zone, 4.4 g/t over 6.4 metres at 1,048 metres depth in the Main Zone and 5.0 g/t over 4.3 metres at 1,056 metres depth in the Main Zone. Hole RUG20-523 intersected two lenses: 8.1 g/t gold over 33.6 metres at 998 metres depth in the Main Zone and 2.8 g/t gold over 8.8 metres at 999 metres depth at the top of the Sisar Zone. Hole RUG20-524 intersected 3.3 g/t gold over 7.5 metres at 1,042 metres depth in the Main Zone. These intercepts have confirmed Main Zone and Sisar Zone mineral reserves and mineral resources in this portion of the Roura area.

Deep exploration drilling of the Roura area is ongoing with one drill rig. During the fourth quarter of 2020, hole ROD19-701L intersected 5.8 g/t gold over 3.5 metres at 1,487 metres depth in the Main Zone, confirming the Main Zone mineral resources in the deeper Roura area.

Exploration drilling in the Rimpi area returned highlights such a hole RIE19-702K, which intersected 6.7 g/t gold over 4.3 metres at 1,436 metres depth in the Main Zone and 3.8 g/t gold over 3.4 metres at 1,563 metres depth in the Sisar Zone. These intercepts have extended mineral resources between approximately 1,320 and 1,540 metres depth in this portion of the Rimpi area.

Further drilling in the Rimpi area approximately 250 metres south hole RIE19-702K and at shallower depths between approximately 1,050 and 1,245 metres showed positive results and confirmed the Sisar Zone mineralization. Highlights include hole RIE20-609 intersecting 4.9 g/t gold over 4.5 metres at 1,057 metres depth in the Sisar Zone; hole RIE20-610 intersecting 5.0 g/t gold over 4.6 metres at 1,116 metres depth in the Sisar Zone; and hole RIE20-611 intersecting 3.4 g/t gold over 4.7 metres at 1,243 metres depth in the Sisar Zone. The new intercepts have extended mineral resources between approximately 1,170 and 1,335 metres depth in this portion of the Rimpi area.

These recent intercepts of the Sisar Zone in both the Roura and the Rimpi areas show the potential to significantly expand the footprint of the Sisar Zone laterally to the north and to the south, and at depth where the zone remains open. The growing mineral resources in the Sisar Zone have the potential to provide added flexibility in mining as the Company progresses deeper at Kittila, offering a parallel zone to mine adjacent to the Main Zone in the Rimpi and Roura areas.

The goal of the exploration program in 2021 is to further explore Kittila's mineral reserve and mineral resource potential and to demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila. The program is substantially increased from 2020, with 74,500 metres of drilling planned in 2021 for conversion drilling of existing mineral resources and exploration drilling to extend the mineral resource limits at depth.

An additional 15,000 metres of drilling is planned in 2021 for continued regional exploration in Finland.

SOUTHERN BUSINESS REVIEW

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

On April 2, 2020, the Government of Mexico mandated that all non-essential businesses, including mining and exploration, suspend operations (the "Decree"). Pursuant to the Decree, mining and exploration activities at the Company's Mexican operations and exploration site (Pinos Altos, Creston Mascota, La India and Santa Gertrudis) ramped down activities in an orderly fashion while maintaining the safety of the employees and the sustainability of the infrastructure. Given the ore stacked on the leach pads in previous months, residual leaching continued at Creston Mascota and La India during the suspension period. On May 14, 2020, the Government of Mexico designated mining as an essential activity and permitted the full restart of mining and exploration activities. The Company's mining operations in Mexico resumed some pre-production activities on May 18, 2020 with employees being gradually reintegrated. Operations resumed fully on June 1, 2020.

Pinos Altos – Drilling Continues to Expand Cubiro Mineralization; Renewed Exploration Focus on Pinos Altos Deep in 2021

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore processed (thousands of tonnes)	544	512
Tonnes of ore processed per day	5,913	5,565
Gold grade (g/t)	2.23	2.34
Gold production (ounces)	36,671	35,822
Production costs per tonne	$69	$68
Minesite costs per tonne	$68	$70
Production costs per ounce of gold produced ($ per ounce)	$1,021	$966
Total cash costs per ounce of gold produced ($ per ounce)	$767	$758

Production costs per tonne in the fourth quarter of 2020 were essentially the same when compared to the prior-year period as the weakening of the Mexican peso and higher throughput levels offset higher ground support requirements. Production costs per ounce in the fourth quarter of 2020 increased when compared to the prior-year period due to lower gold grades.

Minesite costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period due to the weakening of the Mexican peso and higher throughput levels, partially offset by higher ground support requirements. Total cash costs per ounce in the fourth quarter of 2020 increased when compared to the prior-year period due to lower gold grades, partially offset by the lower minesite costs per tonne and higher by-product revenues from higher average realized silver prices.

Gold production in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to higher throughput, partially offset by lower grades. The higher throughput resulted from a revised mining plan which balanced reduced tonnage from Cerro Colorado to manage challenging ground conditions with increased production from other zones. The lower grades are primarily due to the adjustment of the mining sequence.

Pinos Altos Mine – Operating Statistics

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore processed (thousands of tonnes)	1,796	2,007
Tonnes of ore processed per day	4,907	5,499
Gold grade (g/t)	2.13	2.55
Gold production (ounces)	114,798	155,124
Production costs per tonne	$69	$65
Minesite costs per tonne	$66	$66
Production costs per ounce of gold produced ($ per ounce)	$1,086	$839
Total cash costs per ounce of gold produced ($ per ounce)	$749	$639

Production costs per tonne in the full year 2020 increased when compared to the prior year primarily due to higher costs associated with open pit mining of the Sinter pit, higher underground development and ground support requirements, lower throughput levels and inventory adjustments, partially offset by the weakening of the Mexican peso. Production costs per ounce in the full year 2020 increased when compared to the prior year due to the reasons described above and lower gold production.

Minesite costs per tonne in the full year 2020 were the same when compared to the prior year as the higher costs associated with open pit mining of the Sinter pit, higher underground development and ground support requirements, and lower throughput levels were offset by the weakening of the Mexican peso. Total cash costs per ounce in the full year 2020 increased when compared to the prior year due to the reasons described above and lower gold production.

Gold production in the full year 2020 decreased when compared to the prior-year period due to lower throughput levels related to the government mandated suspension of operations in the second quarter of 2020 and due to lower grades related to the adjustment of the Cerro Colorado mining sequence to manage challenging ground conditions. The reconditioning activities in the affected area were completed in the fourth quarter of 2020. The stopes that had been planned to be mined in 2020 but that were unavailable are expected to be mined in future years. A revised mining plan has been adopted which balances reduced tonnage from Cerro Colorado with increased production from other zones. Underground development has been accelerated in those alternate mining areas in preparation for 2021.

In addition, a third-party audit on Cerro Colorado ground conditions has been completed and a preliminary analysis was reviewed in the fourth quarter of 2020. A proposed action plan, which includes adjustments to the planning process, ground support, mining methods and mining sequence, will be implemented in the first quarter of 2021.

At the Cubiro deposit, located 9 kilometres northwest of the Pinos Altos mine site, a total of 136 metres of ramp development were completed in the fourth quarter of 2020, bringing total underground development to 2,598 metres completed to-date, and the Company is evaluating the potential to bring the deposit into production in 2022. The raise-boring of the 14-foot diameter ventilation raise was completed in December 2020.

At the Sinter deposit, located approximately two kilometres northwest of the Pinos Altos mine site, production started in the fourth quarter of 2020. The underground mine is expected to provide additional flexibility to the Pinos Altos operation in 2021.

Drilling at Cubiro, Reyna de Plata and Pinos Altos Deep Confirms and Extends High-Grade Gold Mineralization; Mineral Reserves Declared at Cubiro and Reyna East

Exploration in the fourth quarter of 2020 focused on three targets: the Cubiro deposit, located 9 kilometres northwest of the Pinos Altos mine site; the Reyna de Plata Zone, located 1.5 kilometres northeast of the Pinos Altos mine site; and the Cerro Colorado and Santo Nino zones in the western depths of the Pinos Altos mine, as part of the Pinos Altos Deep project.

The Company drilled 67 exploration holes (12,553 metres) on the Pinos Altos property during the quarter, comprised of 43 holes (8,655 metres) at Cubiro, 9 holes (3,172 metres) at Reyna de Plata and 15 holes (408 metres) at Reyna East. During 2020, the Company completed a total of 34,900 metres of exploration drilling on the property.

Exploration results from Pinos Altos were last reported in the Company's news release dated October 28, 2020.

The positive drilling results from the 2020 exploration program at the Pinos Altos property have allowed the Company to declare initial probable mineral reserves at Cubiro of 143,000 ounces of gold and 860,000 ounces of silver (1.5 million tonnes grading 3.00 g/t gold and 18.02 g/t silver) at underground depths and initial probable mineral reserves at Reyna East of 56,600 ounces of gold and 1.5 million ounces of silver (1.2 million tonnes grading 1.47 g/t gold and 39.91 g/t silver) at open-pit depths.

Selected recent drill results from the Cubiro deposit, the Reyna de Plata Zone and the Cerro Colorado deposit at the Pinos Altos mine are set out in the table below. The collars are located on the Pinos Altos Mine – Local Geology Map, the pierce points for Cubiro are located on the Cubiro – Composite Longitudinal Section and drill collar coordinates are set out in a table in the Appendix. All intercepts reported for Cubiro, Reyna de Plata and Cerro Colorado show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Cubiro deposit, the Reyna de Plata Zone and Cerro Colorado deposit at the Pinos Altos mine

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CBUG20-065	Cubiro	162	167.1	119	2.9	14	2.3	59	41
CBUG20-072	Cubiro	109.8	114.2	242	4.1	2.5	2.5	32	32
CBUG20-073	Cubiro	217	229.2	125	11.8	3.3	3.3	8	8
CBUG20-075	Cubiro	93	97.2	309	3.8	3	3	17	17
CBUG20-079	Cubiro	121.9	125.2	252	3.3	2.5	2.5	17	17
CBUG20-084	Cubiro	107	115	277	7.9	2.3	1.9	33	33
CBUG20-093	Cubiro	90.3	93.4	195	3	2.7	2.7	33	33
CBUG20-094	Cubiro	143.5	158.8	386	11.7	2.3	2.3	15	15
including		150.9	158.8	391	6.1	3.8	3.8	24	24
CBUG20-096	Cubiro	89.3	97	145	7.6	5	4.1	27	27
CBUG20-098	Cubiro	153.5	170.8	164	11.1	3.2	2.1	38	35
including		154.8	162	167	4.6	6.6	4.1	81	73
CBUG20-103	Cubiro	133	144	71	9	7.7	3.4	13	13
CBUG20-111	Cubiro	101.8	112.5	70	10.7	1.8	1.8	42	42
including		106	109	70	3	2.8	2.8	88	88
And		116	119	64	3	2.4	2.4	18	18
RP20-303	Reyna de Plata	121.4	139	95	15.1	1.7	1.7	80	80
RP20-307	Reyna de Plata	229.1	240	183	7.7	3.5	3.5	33	33
RP20-308	Reyna de Plata	256.3	259.1	199	2.6	1.3	1.3	132	114
UG20-167	Cerro Colorado	203	253.7	731	43.9	1.2	1.2	56	56
including		218	223	733	4.3	2.5	2.5	64	64
and		277.5	283.6	782	5.3	2	2	102	86
UG20-168	Cerro Colorado	224	229.1	758	4.4	1.5	1.5	131	115
UG20-169	Cerro Colorado	191.1	205	705	9.8	2.2	2.2	31	31
including		254.8	259	756	3	3.3	3.3	54	54
UG20-172	Cerro Colorado	205	213	648	5.1	1.8	1.8	112	104

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

*Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos Mine – Local Geology Map with Cubiro – Composite Longitudinal Section]

During the fourth quarter of 2020 at Cubiro, where exploration drilling is carried out from an underground ramp, infill drilling confirmed high gold grades and continuity in the central portion of the main corridor, while exploration drilling extended high grade gold mineralization by 400 metres along strike to the west at an average of 150 metres above the ramp level.

Highlights from the quarter at Cubiro included hole CBUG20-096, which intersected 4.1 g/t gold and 27 g/t silver over 7.6 metres at 145 depth in the central-east portion of the deposit near the ramp level; hole CBUG20-098, which intersected 2.1 g/t gold and 35 g/t silver over 11.1 metres at 164 metres depth, including 4.1 g/t gold and 73 g/t silver over 4.6 metres in the eastern portion of the deposit approximately 110 metres above the ramp; and hole CBUG20-103, which intersected 3.4 g/t gold and 13 g/t silver over 9.0 metres at 70 metres depth in the western portion of the deposit approximately 100 metres above the ramp level.

At Reyna de Plata, exploration drilling has been focused on evaluating an underground mining scenario by testing the continuity of gold mineralization in the zone down to 250 metres below the bottom of the current pit design. A recent highlight from this campaign is hole RP20-307, which intersected 3.5 g/t gold and 33 g/t silver over 7.7 metres at 183 metres depth in the central portion of the zone.

In the Pinos Altos Deep project, exploration drilling has targeted the Santo Nino and Cerro Colorado zones down to 150 metres below the lowermost operating levels at the Pinos Altos underground mine. The program to date is confirming narrow high-grade gold mineralization within broader, low-grade mineralization, demonstrating the potential to add to the mine's mineral reserves.

The best recent intercept from this program is hole UG20-167 in the Cerro Colorado zone, which intersected 1.2 g/t gold and 56 g/t silver over 43.9 metres at 731 metres depth, including 2.5 g/t gold and 64 g/t silver over 4.3 metres at 733 metres depth, and 2.0 g/t gold and 86 g/t silver over 5.3 metres at 782 metres depth.

During 2021 at Pinos Altos, the Company expects to spend $3.9 million for 20,000 metres of exploration drilling that will include conversion drilling at the Pinos Altos mine, and further exploration work at Cubiro, the Pinos Altos Deep project and Reyna East.

Creston Mascota – Residual leaching continues; site closure activities underway

The Creston Mascota heap leach open pit mine operated as a satellite operation to the Pinos Altos mine from late 2010 until open pit mineral reserves were depleted during the third quarter of 2020; residual gold leaching is expected to continue through to the first quarter of 2021.

Creston Mascota Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore processed (thousands of tonnes)	—	94
Tonnes of ore processed per day	—	1,022
Gold grade (g/t)	—	1.19
Gold production (ounces)	4,202	6,919
Production costs per tonne	$—	$90
Minesite costs per tonne	$—	$95
Production costs per ounce of gold produced ($ per ounce)	$1,445	$1,217
Total cash costs per ounce of gold produced ($ per ounce)	$928	$1,073

With the depletion of the Bravo pit in the third quarter of 2020, gold production in the fourth quarter of 2020 came only from residual leaching. No ore was stacked on the heap leach and thus no production costs per tonne or minesite costs per tonne are reported.

In the fourth quarter of 2020, production costs per ounce increased when compared to the prior-year period due to lower gold production. Total cash costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to timing of inventory and higher by-product revenues from higher realized silver prices, partially offset by lower gold production.

Gold production in the fourth quarter of 2020 decreased when compared to the prior-year period due to the reasons described above.

Creston Mascota Mine – Operating Statistics

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore processed (thousands of tonnes)	526	1,067
Tonnes of ore processed per day	1,920	2,923
Gold grade (g/t)	2.00	1.87
Gold production (ounces)	38,599	48,380
Production costs per tonne	$67	$34
Minesite costs per tonne	$54	$33
Production costs per ounce of gold produced ($ per ounce)	$909	$740
Total cash costs per ounce of gold produced ($ per ounce)	$605	$554

Production costs per tonne in the full year 2020 increased when compared to the prior year due to the timing of inventory on the heap leach, lower gold production and additional costs to mill high grade ore from the Bravo pit at the Pinos Altos mill, partially offset by the weakening of the Mexican peso. Production costs per ounce in the full year 2020 increased when compared to the prior year due to lower gold production and the reasons described above.

Minesite costs per tonne in the full year 2020 increased when compared to the prior year for the reasons described above. Total cash costs per ounce in the full year 2020 increased when compared to the prior year due to the reasons described above, lower gold production and lower by-product revenue from lower silver grades.

Gold production in the full year 2020 decreased when compared to the prior year due to less ore stacked on the heap leach mostly related to the government mandated suspension of operations in the second quarter of 2020 and to the depletion of the Bravo pit during the third quarter of 2020, partially offset by higher heap leach recoveries and better recoveries for the ore from the Bravo pit that was processed at the Pinos Altos mill.

Closure activities progressed on schedule in the fourth quarter of 2020. The major closure activities are expected to be completed in the first quarter of 2021. Minor residual leaching is expected to continue into the first quarter of 2021 under the progressive closure plan.

La India – Reduced Water Levels Drive Lower Production in Second Quarter 2021; Leaching Operations Expected to Normalize in Second Half of 2021

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2020	December 31, 2019
Tonnes of ore processed (thousands of tonnes)	1,657	1,404
Tonnes of ore processed per day	18,011	15,261
Gold grade (g/t)	0.55	0.65
Gold production (ounces)	22,393	20,616
Production costs per tonne	$10	$12
Minesite costs per tonne	$11	$13
Production costs per ounce of gold produced ($ per ounce)	$740	$812
Total cash costs per ounce of gold produced ($ per ounce)	$813	$892

Production costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period primarily as a result of increased ore stacking at the heap leach and the weakening of the Mexican peso. Production costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to the higher gold production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2020 decreased when compared to the prior-year period primarily as a result of increased ore stacking at the heap leach and the weakening of the Mexican peso. Total cash costs per ounce in the fourth quarter of 2020 decreased when compared to the prior-year period due to the reasons described above, and higher gold production.

Gold production in the fourth quarter of 2020 increased when compared to the prior-year period primarily due to increased tonnes of ore stacked at the heap leach, partially offset by lower grades as expected by the mining sequence. The recent installation and commissioning of the new agglomeration system contributed to the higher production rates achieved in the fourth quarter of 2020.

La India Mine – Operating Statistics

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Tonnes of ore processed (thousands of tonnes)	5,526	5,402
Tonnes of ore processed per day	15,098	14,800
Gold grade (g/t)	0.67	0.68
Gold production (ounces)	84,974	82,190
Production costs per tonne	$12	$12
Minesite costs per tonne	$12	$13
Production costs per ounce of gold produced ($ per ounce)	$802	$799
Total cash costs per ounce of gold produced ($ per ounce)	$788	$823

Production costs per tonne in the full year 2020 were the same when compared to the prior-year period. Production costs per ounce in the full year 2020 slightly increased when compared to the prior year due to the slightly lower gold grades.

Minesite costs per tonne in the full year 2020 were essentially the same when compared to the prior year. Total cash costs per ounce in the full year 2020 decreased when compared to the prior year due to higher gold production.

Gold production in the full year 2020 increased when compared to the prior year due to increased ore stacking in the third and fourth quarter of 2020, partially offset by the impact of the government mandated suspension of operations during the second quarter of 2020.

There was a 16% decline in rainfall in the La India region in 2020 compared to the previous year. This has resulted in lower water levels at the La India mine site, which is expected to lead to reduced solution circulation on the heap leach pads from March until June 2021. Mining and ore stacking will continue through that period and full leaching activities are expected to return to more normalized levels in the second half of the year.

In order to help mitigate the lower water levels, the Company is drilling additional water wells, and is evaluating the construction of an additional water storage facility and a second water dam in the Chipriona area.

The La India heap leach pad construction phase III is approximately 70% complete and it is expected to be finished in the second quarter of 2021. The environmental permit modification that includes the operation of the La India heap leach expansion (phase III) was approved by Mexican regulators in November 2020.

The evaluation work and scenario analysis on Chipriona and other sulphide opportunities are on-going and preliminary results are expected later in 2021.

Regional Exploration at La India Focused on Chipriona Deposit and Other Sulphide Opportunities

As part of its regional exploration program at La India, during the fourth quarter of 2021, the Company continued to drill extensions of the gold- and silver-rich Chipriona sulphide deposit and associated mineralized veins within the Chipriona structural corridor as well as other polymetallic sulphide targets near the La India oxide gold operations. The Chipriona deposit is located approximately one kilometre north of the La India mine.

At December 31, 2020, the Chipriona open pit deposit had indicated mineral resources of 44,000 ounces of gold, 2.0 million ounces of silver and 16,600 tonnes of zinc (1.3 million tonnes grading 1.08 g/t gold, 49.81 g/t silver and 1.31% zinc) and inferred mineral resources of 278,000 ounces of gold, 31.1 million ounces of silver and 103,900 tonnes of zinc (12.8 million tonnes grading 0.68 g/t gold, 75.59 g/t silver and 0.81% zinc).

The Company believes the growing mineral resource at Chipriona warrant continued exploration for sulphide-type mineralization in the extensions of the Chipriona corridor and other mineral occurrences in the vicinity of La India mine, including sulphide mineralization below leachable ore in the existing open pits.

During 2020, 72 drill holes (18,047 metres) were drilled in the Chipriona area, including 31 holes (6,229 metres) during the fourth quarter aimed at infilling and expanding Chipriona's mineral resources.

Step-out drilling in 2020 intersected mineralization in splay veins north and south of the main corridor, where recent drilling has confirmed the lateral continuity of near-surface mineralization. Infill drilling conducted during the second half of 2020 has confirmed the thicknesses and grades of the known mineralized bodies.

Metallurgical and geotechnical drilling and related studies were conducted during the second half of 2020 to further assess the potential of using a processing facility to treat Chipriona mineralization and other sulphide mineralization on the La India property. An internal technical study assessing the sulphide mineral resources is expected to be completed in the first half of 2021.

Selected recent drill intercepts from the Chipriona target at the La India property are set out in the table below. The drill hole collar coordinates are set out in a table in the Appendix. The collars are located on the La India Mine Local Geology Map. All intercepts reported for the La India property show uncapped and capped gold and silver grades and uncapped copper, zinc and lead grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from Chipriona target at La India property

Drill Hole	Vein	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*	Copper grade (%)	Zinc grade (%)	Lead grade (%)
CHP20-157	BC	6.0	16	13	9.8	0.8	0.8	479	143	0.1	0.7	0.5
CHP20-165	Chipriona	117.0	161.0	100	40	2.2	2.0	64	57	0.2	1.1	0.4
including		136.0	138.3	80	2.0	3.2	3.2	328	186	0.6	5.0	2.4
and	Chipriona	140.0	161.0	138	19.0	3.5	3.1	63	63	0.2	1.3	0.5
CHP20-167	disseminated	18.0	29.5	24	11.3	0.3	0.3	206	140	0.3	0.0	0.1
CHP20-168	Chipriona	76.2	96.6	82	17.7	3.5	3.4	167	167	0.3	1.7	1.1
CHP20-172	Chipriona	99.4	110.0	124	8.2	0.7	0.7	293	263	0.8	1.0	0.9
CHP20-173	Chipriona	0.0	3.0	2	2.9	0.5	0.5	492	248	0.9	0.7	1.4
and	Chipriona	16.8	21.0	23	4.0	1.9	1.8	895	502	1.7	0.7	0.5
CHP20-178	disseminated	79.0	85.4	86	6.2	1.3	1.3	745	514	1.1	0.5	0.8
CHP20-180	JJ	95.2	121.0	60	25.7	3.3	3.3	225	201	0.3	1.0	0.8
and	JJ	126.0	132.4	76	6.3	2.9	2.7	138	138	0.3	1.6	0.5
and	Chipriona	177.0	213.5	121	33.1	2.3	1.9	110	83	0.2	1.0	0.4
including	Chipriona	180.0	184.2	111	3.8	9.9	6.7	737	501	1.5	2.3	1.7
CHP20-182	Chipriona	65.0	84.0	66	18.7	0.6	0.6	314	226	0.3	1.1	0.7
and	disseminated	157.0	163.6	103	6.4	0.8	0.8	345	345	1.6	0.3	0.3
CHP20-183	Chipriona	94.0	109.0	53	14.3	1.4	1.4	124	124	0.2	2.6	1.0
and	HQ	113.0	119.0	72	5.6	4.6	3.7	81	81	0.2	2.7	0.7
CHP20-185	Chipriona	19.95	44.0	24	24.9	0.6	0.6	277	185	0.3	0.1	0.1
CHP20-186	Chipriona	80.0	87.0	80	7.0	0.7	0.7	391	281	0.8	0.5	0.4
CHP20-187	JJ	99.0	118.0	104	19.0	2.2	2.2	93	93	0.4	1.8	0.7
CHP20-188	NI	180.0	199.8	95	19.5	3.0	2.8	265	214	0.2	1.4	0.9
CHP20-190	Chipriona	53.0	62.0	57	8.8	0.6	0.6	384	266	0.2	2.4	3.0
and	disseminated	125.6	129.9	97	4.3	0.4	0.4	357	289	0.5	0.4	0.5

*Holes at Chipriona use a capping factor of 10 g/t gold and 700 g/t silver, and no capping factor for copper, zinc and lead values

[La India Mine – Local Geology Map]

Mineralization at Chipriona consists of structurally controlled gold- and silver-rich veins, stringers, disseminations, stockwork and breccias with significant zinc and lead content in sulphides. Surface mapping and sampling have traced these stacked, sub-parallel structures within the Chipriona mineralized corridor, which ranges from tens of metres to a few hundred metres in width over a northwest strike length of at least 3,200 metres, of which 2,300 metres has been confirmed through drill-testing. Mineralization has been intersected in the corridor from surface to a depth of approximately 275 metres. Currently, the mineralization is open towards the southeast and down dip, while other poorly exposed mineralized structures remain untested.

The 2020 drill program has improved the Company's understanding of the geometry of the mineralized structures at Chipriona and identified blind vein splays in the northwestern portion of the deposit. In the central and southeastern portions of the corridor, step-out and infill drilling confirmed the continuity and grades of the main mineralized bodies and significantly expanded them. The mineral intersections reported in the table above have not been included in the mineral resources estimate for Chipriona at year-end 2020, though the Company expects that they will be incorporated in future mineral resource estimates.

Hole CHP20-168 confirmed grades and widths near the southeastern edge of the current mineral resources, intersecting 3.4 g/t gold, 167 g/t silver, 1.7% zinc and 1.1% lead over 17.7 metres at 82 metres depth in the Chipriona vein structure.

Collared 96 metres to the northeast of hole CHP20-168, hole CHP20-180 intersected 3.3 g/t gold, 201 g/t silver, 1.0% zinc and 0.8% lead over 25.7 metres at 60 metres depth, followed by 2.7 g/t gold, 138 g/t silver, 1.6% zinc and 0.5% lead over 6.3 metres at 76 metres depth, with both intersections in the JJ vein structure. This was followed in the same hole by an intersection of the Chipriona structure yielding 1.9 g/t gold, 83 g/t silver, 1.0% zinc and 0.4% lead over 3.3 metres at 121 metres depth, including 6.7 g/t gold, 501 g/t silver, 2.3% zinc and 1.7% lead over 3.8 metres at 111 metres depth.

Approximately 730 metres northwest of hole CHP20-180, in the central portion of the deposit, hole CHP20-182 intersected 0.6 g/t gold, 226 g/t silver, 1.1% zinc and 0.7% lead over 18.7 metres at 66 metres depth in the Chipriona structure followed by 6.4 metres of disseminated mineralization grading 0.8 g/t gold, 345 g/t silver, 0.3% zinc and 0.3% lead at 103 metres depth. Approximately 120 metres to the northwest of hole CHP20-182, hole CHP20-172 intersected 0.7 g/t gold, 263 g/t silver, 1.0% zinc and 0.9% lead over 8.2 metres within the Chipriona structure at 124 metres depth. Another 330 metres to the northwest of hole CHP20-172, hole CHP20-185 intersected 0.6 g/t gold, 185 g/t silver, 0.1% zinc and 0.1% lead over 24.9 metres at 24 metres depth.

The significant polymetallic mineralization intersected near surface at Chipriona over substantial widths suggests the potential for bulk mining of lower-grade mineralization in stockwork zones that surround high-grade feeder zones.

The infill and expansion drilling is continuing at Chipriona in 2021, with an 8,000-metre drill program planned for the first half of the year. Other regional polymetallic targets at La India will be prepared for drill testing during the third quarter of 2021.

To better determine La India's sulphide potential, $4.0 million is budgeted for 20,000 metres of exploration drilling in 2021 that will target Chipriona, extensions of the Realito deposit (oxides and sulphides) and Main zone sulphides beyond the mining operation's traditional oxide mineral resources and mineral reserves.

Santa Gertrudis – Successful Exploration Campaign Results in 39% Growth in Inferred Mineral Resources and Discovery of Santa Teresa High-Grade Oxide Zone

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure, including pre-stripped pits, haul roads, water sources and several buildings.

Extensive drilling totalling 32,500 metres by the Company at Santa Gertrudis in 2020 has resulted in a 7% increase in the indicated mineral resource estimate to 111,000 ounces of gold and 816,000 ounces of silver (5.8 million tonnes grading 0.60 g/t gold and 4.4 g/t silver) at open-pit (oxide) depth, and a 39% increase in the inferred mineral resource estimate, to 746,000 ounces of gold and 1.2 million ounces of silver (19.7 million tonnes grading 1.18 g/t gold and 1.9 g/t silver) at open-pit (oxide) depth and 879,000 ounces of gold and 6.5 million ounces of silver (8.0 million tonnes grading 3.43 g/t gold and 25.4 g/t silver) at underground (mostly sulphide) depth, as of December 31, 2020.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated October 28, 2020.

In the fourth quarter of 2020, drilling at Santa Gertrudis totaled 36 holes (10,336 metres) focused on advancing Amelia, Espiritu Santo, Santa Teresa, El Toro and other zones.

Selected recent drill results from the Espiritu Santo, El Toro and Santa Teresa and Amelia zones at the Santa Gertrudis project are set out in the table below. Drill collars are shown on the Santa Gertrudis Project – Local Geology Map and drill collar coordinates are set out in a table in the Appendix. All intercepts reported for the Santa Gertrudis project show uncapped and capped gold and silver grades over an estimated true width and depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Espiritu Santo, El Toro, Santa Teresa and Amelia zones at the Santa Gertrudis project

Drill Hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold Grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE-20-378	Espiritu Santo	16.2	27.0	13	10.5	3.9	3.9	36	36
and	Espiritu Santo	214.0	224.4	82	10.1	5.5	5.3	16	16
SGE-20-382	Espiritu Santo	25.0	33.0	19	7.1	1.5	1.5	7	7
SGE-20-388	Espiritu Santo	152.0	162.3	88	9.8	2.1	2.1	59	59
SGE-20-394	El Toro	274.0	283.0	254	7.2	3.4	3.4	1	1
and	El Toro	327.0	348.0	302	18.0	3.6	3.6	2	2
Including		329.0	334.2	294	4.3	8.3	8.3	4	4
SGE-20-395	Santa Teresa	132.0	137.1	106	5.1	4.0	4.0	4	4
SGE-20-397	Santa Teresa	181.0	185.5	119	4.5	2.1	2.1	47	47
SGE-20-398	Santa Teresa	76.0	81.5	79	5.5	1.5	1.5	42	42
and	Santa Teresa	91.2	98.7	91	7.5	3.9	3.9	10	10
SGE-20-402	Santa Teresa	72.0	76.5	69	4.5	1.3	1.3	4	4
and	Santa Teresa	98.3	106.0	90	7.1	1.1	1.1	2	2
and	Santa Teresa	113.0	127.8	102	13.2	1.1	1.1	3	3
SGE20-403	Amelia	367.0	373.0	283	4.2	4.8	4.8	3	3
and	Amelia	383.6	388.0	296	3.7	3.5	3.5	18	18
and	Amelia	445.0	453.0	351	6.6	2.6	2.6	4	4
and	Amelia	467.0	482.0	378	12.4	2.8	2.8	12	12
SGE20-404	Amelia	260.50	270.2	152	8.6	5.1	5.1	4	4
and	Amelia	389.0	395.5	190	6.2	4.4	4.4	2	2
SGE20-411	Amelia	443.0	479.0	389	33.0	5.7	5.7	10	10
including		458.0	472.0	387	13.0	10.8	10.8	11	11
and	Amelia	491.0	495.0	411	3.5	6.4	6.4	131	131

*Holes in the Trinidad Trend use a capping factor of 25 g/t gold and 1,000 g/t silver.  The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.  The minimum estimated true width is 3.0 metres.

[Santa Gertrudis Project – Local Geology Map]

The substantial year-over-year increase in inferred mineral resources is mainly attributable to exploration drilling success in 2020 at the Amelia deposit and nearby mineralized structures.

Amelia is one of three deposits that comprise the Trinidad Trend and is the site of a previously operating open-pit gold mine. High-grade gold mineralization can be found in multiple parallel structures that commonly correspond to lithological contacts. The Amelia deposit strikes east-west for a length of approximately 900 metres and dips steeply to the north. Most of the open pit (oxide) material lies between surface and 140 metres depth, while the underground mineral resource below the open-pit mineral resource has been extended by 350 metres to a depth of approximately 700 metres.

The underground inferred mineral resource at Amelia is comprised of 785,300 ounces of gold and 6.2 million ounces of silver in sulphide (6.4 million tonnes grading 3.84 g/t gold and 30.8 g/t silver) and 93,700 ounces of gold and 220,000 ounces of silver in oxide (1.6 million tonnes grading 1.8 g/t gold and 4.3 g/t silver), as of December 31, 2020. This represents a 95% increase year over year in inferred mineral resources at Amelia.

The Amelia mineral resource is part of the Santa Gertrudis project's mineral resource estimate as of December 31, 2020. Amelia drilling results reported in this news release were received after the mineral resource estimate at year-end 2020 and will be incorporated into the next mineral resource update.

Hole SGE20-403 in the west-central portion of the Amelia deposit intersected four wide mineralized structures: 4.8 g/t gold and 3 g/t silver over 4.2 metres at 283 metres depth in oxide; 3.5 g/t gold and 18 g/t silver over 3.7 metres at 296 metres depth in oxide; 2.6 g/t gold and 4 g/t silver over 6.6 metres at 351 metres depth in sulphide; and 2.8 g/t gold and 12 g/t silver over 12.4 metres at 378 metres depth in sulphide. Located 165 metres southeast of hole SGE20-403, hole SGE20-404 in Amelia intersected a known structure with 5.1 g/t gold and 4 g/t silver over 8.6 metres at 152 metres depth and a new structure with 4.4 g/t gold and 2 g/t silver over 6.2 metres at 190 metres depth. Approximately 140 metres northwest of hole SGE20-404, hole SGE20-411 intersected known structures within the mineral resource and returned 5.7 g/t gold and 10 g/t silver over 33.0 metres at 389 metres depth, including 10.8 g/t gold and 11 g/t silver over 13.0 metres at 387 metres depth; and 6.4 g/t gold and 131 g/t silver over 3.5 metres at 411 metres depth.

Exploration drilling in the Espiritu Santo zone of the Trinidad Trend during the fourth quarter showed that mineralization pinches and swells along the structure, and that the widest portions of the structure remain open down-plunge at depth and warrant follow-up drilling in 2021. Highlight hole SGE20-378 in Espiritu Santo intersected 3.9 g/t gold and 36 g/t silver over 10.5 metres at 13 metres depth and 5.5 g/t gold and 16 g/t silver over 10.1 metres at 82 metres depth.

In the El Toro Trend, approximately 4 kilometres south of the Trinidad Trend, drilling followed up the previously released drill hole SGE20-353, which intersected a wide mineralized structure under the mineral resource. Located 109 metres southwest of SGE20-353, hole SGE20-394 intersected 3.4 g/t gold and 1 g/t silver over 7.2 metres at 254 metres depth and 3.6 g/t gold and 2 g/t silver over 18.0 metres at 302 metres depth, including 8.3 g/t gold and 4 g/t silver over 4.3 metres at 294 metres depth, demonstrating higher grades within the sulphide zone and suggesting a potential feeder zone at depth similar to Amelia.

The Santa Teresa zone contains a small historical pit located 3.2 kilometres southwest of the Amelia deposit. During 2020, Agnico Eagle's drilling campaign at Santa Teresa discovered shallow high-grade oxide mineralization that remains open in all directions. Hole SGE20-397 at Santa Teresa intersected 2.1 g/t gold and 47 g/t silver over 4.5 metres at 119 metres depth. Located 94 metres southwest of hole SGE20-397, hole SGE20-395 intersected 4.0 g/t gold and 4 g/t silver over 5.1 metres at 106 metres depth. Located 219 metres southwest of hole SGE20-395, hole SGE20-402 intersected 1.3 g/t gold and 4 g/t silver over 4.5 metres at 69 metres depth, 1.1 g/t gold and 2 g/t silver over 7.1 metres at 90 metres depth and 1.1 g/t gold and 3 g/t silver over 13.2 metres at 102 metres depth. Located 104 metres southwest of hole SGE20-402, hole SGE20-398 intersected 1.5 g/t gold and 42 g/t silver over 5.5 metres at 79 metres depth and 3.9 g/t gold and 10 g/t silver over 7.5 metres at 91 metres depth.

The recent drilling at Santa Teresa was carried out along 400 metres of strike and approximately 150 metres below surface or 50 to 100 metres under historical drill holes, and an interpretation of the results suggest the presence of larger north-northeast structures in the western portion of the property that may control higher-grade mineralization. Drilling will continue in the zone in 2021 with an aim of outlining initial mineral resources.

Exploration is ongoing at Santa Gertrudis with $11 million budgeted for 30,000 metres of drilling in 2021, focused on expanding the mineral resources, testing new targets and continuing metallurgical studies. An internal technical evaluation of the project is expected to be completed in 2021.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "adjusted net income", "operating margin" and "free cash flow" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income and free cash flow, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

AISC per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce is used to show the full cost of gold production from current operations. Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income as recorded in the consolidated financial statements: Income and mining taxes expense; other expenses (income); foreign currency translation loss (gain); gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Free cash flow is calculated by deducting additions to property, plant and mine development from cash provided by operating activities including changes in non-cash working capital balances. Management uses free cash flow to assess the availability of cash, after funding operations and capital expenditures, to operate the business without additional borrowing or drawing down on the Company's existing cash balance.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 11, 2021. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business; the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2019 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with The Canadian Securities Administrators' NI 43-101. These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2020)

			MINERAL RESERVES
			As of December 31, 2020
OPERATION			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	4,338	5.11	712	10,828	6.53	2,272	15,166	6.12	2,984
LaRonde Zone 5	Underground	100%	5,155	2.09	346	6,601	2.08	442	11,756	2.08	788
LaRonde Complex Total			9,493	3.47	1,058	17,429	4.84	2,713	26,922	4.36	3,772
Canadian Malartic	Open Pit	50%	25,370	0.85	696	36,068	1.31	1,518	61,438	1.12	2,214
Goldex	Underground	100%	942	2.45	74	21,179	1.53	1,040	22,121	1.57	1,115
Akasaba West	Open Pit	100%	-		-	5,413	0.85	147	5,413	0.85	147
Amaruq	Open Pit	100%	950	2.06	63	18,920	3.72	2,261	19,870	3.64	2,324
Amaruq	Underground	100%	-		-	3,316	5.29	564	3,316	5.29	564
Amaruq Total			950	2.06	63	22,236	3.95	2,825	23,186	3.87	2,888
Meadowbank	Open Pit	100%	34	2.34	3	-		-	34	2.34	3
Meadowbank Complex Total			983	2.07	65	22,236	3.95	2,825	23,220	3.87	2,891
Meliadine	Open Pit	100%	181	4.10	24	5,460	4.70	826	5,640	4.68	850
Meliadine	Underground	100%	1,288	7.28	301	14,342	6.23	2,874	15,629	6.32	3,175
Meliadine Total			1,468	6.89	325	19,801	5.81	3,700	21,270	5.89	4,025
Upper Beaver	Underground	100%	-		-	7,992	5.43	1,395	7,992	5.43	1,395
Hammond Reef	Open Pit	100%	-		-	123,473	0.84	3,323	123,473	0.84	3,323
Kittila	Underground	100%	2,999	4.23	408	27,434	4.15	3,659	30,433	4.16	4,067
Pinos Altos	Open Pit	100%	62	0.88	2	3,605	1.26	146	3,667	1.25	148
Pinos Altos	Underground	100%	2,691	2.21	191	7,105	2.36	539	9,796	2.32	731
Pinos Altos Total			2,753	2.18	193	10,710	1.99	685	13,463	2.03	878
La India	Open Pit	100%	89	0.35	1	11,939	0.66	255	12,029	0.66	256
Totals			44,098	1.99	2,821	303,675	2.18	21,261	347,773	2.15	24,082

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	4,338	15.59	2,173	10,828	18.81	6,548	15,166	17.89	8,722
Pinos Altos	Open Pit	100%	62	13.24	27	3,605	33.68	3,904	3,667	33.34	3,931
Pinos Altos	Underground	100%	2,691	54.31	4,698	7,105	49.28	11,257	9,796	50.66	15,956
Pinos Altos Total	subtotal		2,753	53.38	4,725	10,710	44.03	15,162	13,463	45.94	19,886
La India	Open Pit	100%	89	1.38	4	11,939	3.01	1,155	12,029	3.00	1,159
Totals			7,180	29.90	6,902	33,478	21.24	22,865	40,658	22.77	29,767

COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	4,338	0.21	9,291	10,828	0.28	29,826	15,166	0.26	39,117
Akasaba West	Open Pit	100%	-		-	5,413	0.48	25,891	5,413	0.48	25,891
Upper Beaver	Underground	100%	-		-	7,992	0.25	19,980	7,992	0.25	19,980
Totals			4,338	0.21	9,291	24,233	0.31	75,696	28,571	0.30	84,987

ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	4,338	0.53	22,894	10,828	0.85	92,560	15,166	0.76	115,454
Totals			4,338	0.53	22,894	10,828	0.85	92,560	15,166	0.76	115,454

			MINERAL RESOURCES - As of December 31, 2020
OPERATION			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	-		-	4,904	3.55	560	4,904	3.55	560	6,369	4.54	931
LaRonde Zone 5	Underground	100%	-		-	12,218	1.98	776	12,218	1.98	776	15,130	2.88	1,399
LaRonde Complex Total			-		-	17,122	2.43	1,336	17,122	2.43	1,336	21,499	3.37	2,330
Canadian Malartic	Open Pit	50%	149	0.55	3	538	0.59	10	686	0.58	13	3,532	0.74	85
Canadian Malartic	Underground	50%	-		-	2,028	1.42	92	2,028	1.42	92	156	1.52	8
Canadian Malartic Total			149	0.55	3	2,566	1.24	103	2,715	1.21	105	3,688	0.78	92
Odyssey	Underground	50%	-		-	1,000	1.90	61	1,000	1.90	61	13,853	2.05	913
East Malartic	Underground	50%	-		-	5,658	2.03	368	5,658	2.03	368	43,444	1.91	2,669
East Gouldie	Underground	50%	-		-	-		-	-		-	31,469	3.17	3,209
Goldex	Underground	100%	12,360	1.86	739	19,247	1.53	944	31,607	1.66	1,683	24,812	1.49	1,191
Akasaba West	Open Pit	100%	-		-	4,870	0.63	98	4,870	0.63	98	-		-
Zulapa	Open Pit	100%	-		-	-		-	-		-	391	3.14	39
Meadowbank	Open Pit	100%	-		-	1,145	2.46	90	1,145	2.46	90	4	2.06	0
Amaruq	Open Pit	100%	-		-	7,022	2.53	570	7,022	2.53	570	886	2.65	75
Amaruq	Underground	100%	-		-	6,571	4.28	904	6,571	4.28	904	7,924	4.70	1,198
Amaruq Total			-		-	13,593	3.37	1,474	13,593	3.37	1,474	8,810	4.50	1,273
Meadowbank Complex Total			-		-	14,738	3.30	1,564	14,738	3.30	1,564	8,814	4.49	1,274
Meliadine	Open Pit	100%	-		-	6,917	3.00	668	6,917	3.00	668	816	4.23	111
Meliadine	Underground	100%	81	3.66	10	11,779	3.83	1,452	11,860	3.83	1,461	11,451	5.94	2,186
Meliadine Total			81	3.66	10	18,697	3.53	2,120	18,777	3.53	2,129	12,267	5.82	2,297
Hammond Reef	Open Pit	100%	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	-		-
Upper Beaver	Underground	100%	-		-	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
AK Project	Underground	100%	-		-	1,268	6.51	265	1,268	6.51	265	2,373	5.32	406
Anoki-McBean	Underground	100%	-		-	1,868	5.33	320	1,868	5.33	320	2,526	4.70	382
Upper Canada	Open Pit	100%	-		-	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	Underground	100%	-		-	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total			-		-	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Kittila	Open Pit	100%	-		-	229	3.41	25	229	3.41	25	373	3.89	47
Kittila	Underground	100%	4,748	2.44	372	17,999	2.51	1,452	22,747	2.49	1,824	11,620	3.77	1,408
Kittila Total			4,748	2.44	372	18,228	2.52	1,477	22,976	2.50	1,849	11,993	3.77	1,454
Kuotko	Open Pit	100%	-		-	-		-	-		-	284	3.18	29
Kylmäkangas	Underground	100%	-		-	-		-	-		-	1,896	4.11	250
Barsele	Open Pit	55%	-		-	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	Underground	55%	-		-	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			-		-	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Pinos Altos	Open Pit	100%	-		-	1,734	0.81	45	1,734	0.81	45	468	1.18	18
Pinos Altos	Underground	100%	-		-	15,701	1.66	837	15,701	1.66	837	3,090	1.86	185
Pinos Altos Total			-		-	17,436	1.57	882	17,436	1.57	882	3,558	1.77	203
La India	Open Pit	100%	9,781	0.87	274	1,309	0.73	31	11,091	0.85	305	419	0.55	7
Tarachi	Open Pit	100%	-		-	22,665	0.40	294	22,665	0.40	294	6,476	0.33	68
Chipriona	Open Pit	100%	-		-	1,266	1.08	44	1,266	1.08	44	12,799	0.68	278
El Barqueño Gold	Open Pit	100%	-		-	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	Open Pit	100%	-		-	5,778	0.60	111	5,778	0.60	111	19,691	1.18	746
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,980	3.43	879
Santa Gertrudis Total			-		-	5,778	0.60	111	5,778	0.60	111	27,671	1.83	1,625
Totals			74,182	0.93	2,216	267,264	1.53	13,130	341,446	1.40	15,346	282,965	2.57	23,351

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	-		-	4,904	21.39	3,372	4,904	21.39	3,372	6,369	23.98	4,911
Kylmäkangas	Underground	100%	-		-	-		-	-		-	1,896	31.11	1,896
Pinos Altos	Open Pit	100%	-		-	1,734	16.45	917	1,734	16.45	917	468	42.00	632
Pinos Altos	Underground	100%	-		-	15,701	44.18	22,303	15,701	44.18	22,303	3,090	50.41	5,008
Pinos Altos Total			-		-	17,436	41.42	23,221	17,436	41.42	23,221	3,558	49.31	5,640
La India	Open Pit	100%	9,781	5.37	1,690	1,309	4.04	170	11,091	5.22	1,860	419	3.09	42
Chipriona	Open Pit	100%	-		-	1,266	49.81	2,028	1,266	49.81	2,028	12,799	75.59	31,104
El Barqueño Silver	Open Pit	100%	-		-	-		-	-		-	4,393	124.06	17,523
El Barqueño Gold	Open Pit	100%	-		-	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	Open Pit	100%	-		-	5,778	4.39	816	5,778	4.39	816	19,691	1.90	1,200
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,980	25.39	6,515
Santa Gertrudis Total			-		-	-		-	-		-	27,671	8.67	7,715
Totals			9,781	5.37	1,690	39,528	24.35	30,950	49,309	20.59	32,640	66,733	34.51	74,050

COPPER	Mining Method	Ownership	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	Underground	100%	-		-	4,904	0.13	6,371	4,904	0.13	6,371	6,369	0.27	17,352
Akasaba West	Open Pit	100%	-		-	4,870	0.37	18,246	4,870	0.37	18,246	-		-
Upper Beaver	Underground	100%	-		-	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	Open Pit	100%	-		-	1,266	0.03	404	1,266	0.03	404	12,799	0.13	16,670
El Barqueño Gold	Open Pit	100%	-		-	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
Totals			-		-	23,511	0.20	46,555	23,511	0.20	46,555	37,484	0.19	72,458

ZINC	Mining Method	Ownership	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	Underground	100%	-		-	4,904	0.81	39,560	4,904	0.81	39,560	6,369	1.96	124,660
Chipriona	Open Pit	100%	-		-	1,266	1.31	16,569	1,266	1.31	16,569	12,799	0.81	103,906
Totals			-		-	6,171	0.91	56,129	6,171	0.91	56,129	19,168	1.19	228,566

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company's AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Meliadine, Nunavut, Canada	February 11, 2015

APPENDIX – EXPLORATION DRILL COLLAR COORDINATES

Canadian Malartic exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
MEX19-161W	5334662	717867	309	-70.7	184	1,896
MEX20-164WB**	5334701	717701	309	-75.1	203	2,075
MEX20-169AWC	5334652	717848	309	-75.0	186	2,097
MEX20-169AWD	5334652	717848	309	-75.0	186	2,046
MEX20-178WB	5334236	717392	314	-75.1	182	1,527
MEX20-180	5334351	718202	309	-75.0	135	1,995
MEX20-183	5334208	718319	310	-68.2	197	1,612
MEX20-185**	5334705	718008	308	-65.9	177	1,992
MEX20-187	5334597	718145	308	-62.5	192	1,815
MEX20-189A	5334595	718289	307	-66.2	183	1,854
MEX20-190	5334661	717867	309	-53.4	176	1,755
MEX20-191**	5334353	718366	309	-74.5	176	1,800

*Coordinate System NAD 1983 UTM Zone 17N

Kirkland Lake project exploration drill collar coordinates

	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUB20-200W13	5336834	591663	316	132	-70	1,554
KLUB20-200W14	5336834	591663	316	132	-70	1,572
KLUB20-200W16	5336834	591663	316	132	-70	1,599
KLUB20-163W7	5336530	591772	317	137	-70	1,428
KLUB20-163W8	5336530	591772	317	137	-70	1,407
KLUB20-163W9	5336530	591772	317	137	-70	1,317
KLUB20-307W1	5337032	591770	319	129	-67	1,728
KLUB20-307W2	5337032	591770	319	129	-67	1,752
KLUB20-310AW2	5336729	591860	317	140	-68	1,752
KLUB20-310AW3	5336729	591860	317	140	-68	1,546

*Coordinate System NAD 1983 UTM Zone 17N

Discovery deposit exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M20-2970	6981808	554615	78	189	-69	306
M20-2971	6981877	554660	81	189	-68	381
M20-2972	6981877	554660	82	189	-73	396
M20-2977	6981801	554658	78	189	-55	294
M20-2978	6981802	554658	79	189	-66	308
M20-2982	6981825	554705	81	189	-70	348
M20-2983	6981819	554744	81	189	-71	369
M20-2984	6981972	554779	87	189	-73	540
M20-2987	6982031	554227	74	189	-67	248
M20-3001	6981617	554402	71	189	-53	75
M20-3105	6981978	554758	86	189	-72	492
M20-2970	6981808	554615	78	189	-69	306
M20-2971	6981877	554660	81	189	-68	381

*Coordinate System NAD 1983 UTM Zone 17N

Kittila exploration drill collar coordinates

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RUG20-520	7537954	2558695	-777	105	-10	358
RUG20-521	7537954	2558695	-777	98	-17	381
RUG20-523	7537953	2558695	-777	115	0	294
RUG20-524	7537953	2558695	-777	118	-14	301
ROU20-603	7537417	2537417	-279	105	-1	122
ROU20-604	7537416	2558696	-280	108	-20	249
ROU20-609	7537423	2558696	-278	145	25	155
ROD19-701L	7538198	2558629	-515	90	-80	848
RIE20-609	7538909	2558714	-816	87	-5	300
RIE20-610	7538909	2558714	-817	90	20	393
RIE20-611	7538909	2558714	-817	90	-35	469
RIE19-702K	7539299	2558637	-672	90	-75	1,085

Pinos Altos exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CBUG-20-065	3136502	758317	1,224	45	45	168
CBUG-20-072	3136753	758319	1,223	230	33	210
CBUG-20-073	3136557	758204	1,225	50	28	240
CBUG-20-075	3136753	758319	1,221	230	5	195
CBUG-20-079	3136719	758407	1,218	230	13	153
CBUG-20-084	3136389	758822	1,227	50	-20	147
CBUG-20-093	3136469	758726	1,218	230	-10	252
CBUG-20-094	3136336	758879	1,236	50	-65	231
CBUG-20-096	3136469	758725	1,219	230	20	231
CBUG-20-098	3136422	758783	1,224	50	35	213
CBUG-20-103	3136672	758502	1,219	230	50	162
CBUG-20-111	3136509	758660	1,218	230	10	150
RP-20-303	3131445	765527	1,994	200	-50	180
RP-20-307	3131604	765286	1,989	200	-70	291
RP-20-308	3131552	765412	2,000	200	-60	300
UG-20-167	3130561	763696	1,664	200	-42	318
UG-20-168	3130561	763696	1,664	208	-38	318
UG-20-169	3130561	763696	1,664	186	-42	315
UG-20-172	3130627	763517	1,708	200	-50	330

*Coordinates of drill holes are in UTM NAD27 12N.

La India property exploration drill hole collar coordinates

Drill hole collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP20-157	3181049	706476	1,542	227	-48	192
CHP20-165	3180109	707321	1,526	221	-45	201
CHP20-167	3180933	706367	1,579	47	-45	131
CHP20-168	3180090	707242	1,519	221	-50	149
CHP20-172	3180737	706696	1,572	230	-50	238
CHP20-173	3180999	706383	1,582	227	-48	113
CHP20-178	3180651	706677	1,598	226	-45	250
CHP20-180	3180164	707304	1,533	221	-47	244
CHP20-181	3180635	706717	1,577	226	-45	221
CHP20-182	3180638	706757	1,564	227	-46	217
CHP20-183	3180134	707220	1,525	227	-46	171
CHP20-185	3180948	706439	1,617	227	-45	113
CHP20-186	3180966	706468	1,597	227	-45	149
CHP20-187	3180136	707342	1,523	221	-55	241
CHP20-188	3180246	707309	1,562	221	-47	320
CHP20-190	3180599	706784	1,542	227	-45	201

*Coordinates are in UTM NAD27 12N

Collar coordinates of exploration drill holes at Santa Gertrudis project

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE-20-378	3392080	542728	1242	145	-50	320
SGE-20-382	3391954	542829	1153	135	-50	210
SGE-20-388	3391932	542352	1217	180	-50	201
SGE-20-394	3389254	543649	1429	260	-70	501
SGE-20-395	3389947	540112	1138	135	-50	300
SGE-20-397	3390037	540132	1155	140	-45	252
SGE-20-398	3389753	539865	1121	140	-50	165
SGE-20-402	3389819	539936	1160	140	-60	207
SGE-20-403	3392648	542238	1338	180	-63	591
SGE-20-404	3392554	542375	1325	170	-55	402
SGE-20-411	3392691	542378	1338	180	-66	600

*Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$123,528	$111,865	$374,040	$337,192
LaRonde Zone 5 mine	19,965	12,954	63,345	39,153
Lapa mine	—	—	—	2,033
Goldex mine	50,177	31,200	144,527	114,487
Meadowbank Complex	44,344	3,303	81,767	40,804
Meliadine mine	107,617	61,970	323,363	127,326
Canadian Malartic mine(ii)	104,009	73,015	283,230	258,139
Kittila mine	38,442	39,666	202,248	117,806
Southern Business
Pinos Altos mine	39,900	28,004	119,605	119,387
Creston Mascota mine	4,573	4,041	42,674	42,222
La India mine	21,040	12,112	79,162	48,638
Total operating margin(i)	553,595	378,130	1,713,961	1,247,187
Gain on impairment reversal	—	(345,821)	—	(345,821)
Amortization of property, plant and mine development	174,954	150,319	631,101	546,057
Exploration, corporate and other	84,647	69,687	315.295	308,209
Income before income and mining taxes	293,994	503,945	767,565	738,742
Income and mining taxes expense	88,777	172,250	255,958	265,576
Net income for the period	$205,217	$331,695	$511,607	$473,166
Net income per share — basic	$0.85	$1.39	$2.12	$2.00
Net income per share — diluted	$0.84	$1.38	$2.10	$1.99

Cash flows:
Cash provided by operating activities	$403,510	$257,468	$1,192,054	$881,692
Cash used in investing activities	$(247,015)	$(167,211)	$(808,812)	$(873,884)
Cash (used in) provided by financing activities	$(74,432)	$(28,091)	$(302,822)	$10,610

Realized prices:
Gold (per ounce)	$1,876	$1,489	$1,788	$1,406
Silver (per ounce)	$24.49	$17.55	$20.40	$16.38
Zinc (per tonne)	$2,664	$2,398	$2,377	$2,607
Copper (per tonne)	$7,298	$5,948	$6,298	$5,892

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	89,551	97,470	288,239	343,154
LaRonde Zone 5 mine	16,178	15,234	61,674	59,830
Lapa mine	—	—	—	5
Goldex mine	39,507	34,963	127,540	140,884
Meadowbank Complex	68,734	61,660	209,413	193,489
Meliadine mine	92,782	81,607	318,889	238,394
Canadian Malartic mine(ii)	86,371	85,042	284,317	334,596
Kittila mine	45,056	55,345	208,125	186,101
Southern Business
Pinos Altos mine	36,671	35,822	114,798	155,124
Creston Mascota mine	4,202	6,919	38,599	48,380
La India mine	22,393	20,616	84,974	82,190
Total gold (ounces)	501,445	494,678	1,736,568	1,782,147

Silver (thousands of ounces):
Northern Business
LaRonde mine	213	263	672	883
LaRonde Zone 5 mine	5	5	12	12
Lapa mine	—	—	—	1
Goldex mine	1	1	2	2
Meadowbank Complex	23	15	63	86
Meliadine mine	8	7	27	18
Canadian Malartic mine(ii)	88	114	348	421
Kittila mine	2	3	11	13
Southern Business
Pinos Altos mine	373	519	1,607	2,161
Creston Mascota mine	35	97	558	580
La India mine	14	27	65	133
Total silver (thousands of ounces)	762	1,051	3,365	4,310

Zinc (tonnes)	2,984	2,445	6,259	13,161
Copper (tonnes)	941	929	3,069	3,397

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	81,979	104,197	281,992	360,698
LaRonde Zone 5 mine	18,169	17,236	61,974	56,998
Lapa mine	—	—	—	3,777
Goldex mine	39,886	36,357	127,675	141,385
Meadowbank Complex	70,852	53,710	210,935	191,396
Meliadine mine	95,039	81,328	322,923	213,290
Canadian Malartic mine(ii)(iv)	79,946	83,215	267,798	315,456
Kittila mine	40,692	52,595	211,025	184,440
Southern Business
Pinos Altos mine	36,475	36,260	118,603	155,750
Creston Mascota mine	5,145	7,310	39,610	50,605
La India mine	20,163	19,225	82,003	81,539
Total gold (ounces)	488,346	491,433	1,724,538	1,755,334

Silver (thousands of ounces):
Northern Business
LaRonde mine	214	264	686	883
LaRonde Zone 5 mine	5	4	12	11
Lapa mine	—	—	—	2
Goldex mine	1	1	2	2
Meadowbank Complex	32	15	65	84
Meliadine mine	9	15	26	16
Canadian Malartic mine(ii)(iv)	101	105	341	386
Kittila mine	2	5	11	14
Southern Business
Pinos Altos mine	391	522	1,698	2,158
Creston Mascota mine	46	100	574	575
La India mine	9	26	66	140
Total silver (thousands of ounces):	810	1,057	3,481	4,271

Zinc (tonnes)	1,607	1,632	5,010	12,292
Copper (tonnes)	941	945	3,062	3,390

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$610	$586	$643	$660
LaRonde Zone 5 mine	785	776	759	725
Goldex mine	592	640	634	584
Meadowbank Complex	1,156	1,410	1,411	1,161
Meliadine mine	654	715	776	750
Canadian Malartic mine(ii)	681	655	750	626
Kittila mine	910	757	806	737
Southern Business
Pinos Altos mine	1,019	1,004	1,050	867
Creston Mascota mine	1,079	1,300	867	754
La India mine	822	912	803	849
Weighted average total cash costs per ounce of gold produced	$772	$805	$838	$745

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$372	$422	$466	$464
LaRonde Zone 5 mine	776	771	755	722
Goldex mine	591	640	634	584
Meadowbank Complex	1,142	1,405	1,404	1,152
Meliadine mine	652	712	774	748
Canadian Malartic mine(ii)	656	630	723	606
Kittila mine	908	756	805	736
Southern Business
Pinos Altos mine	767	758	749	639
Creston Mascota mine	928	1,073	605	554
La India mine	813	892	788	823
Weighted average total cash costs per ounce of gold produced	$701	$745	$775	$673

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months and year ended December 31, 2020 includes 10,995 ounces of gold from the IVR deposit at the Meadowbank Complex, which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. Payable production for the three months and year ended December 31, 2020 include 4,509 and 6,491 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Payable production for the year ended December 31, 2020 includes 18,930 ounces of gold from the Barnat deposit at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. Payable production for the year ended December 31, 2019 includes 35,281 ounces of gold from the Amaruq satellite deposit, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019. Payable production for the year ended December 31, 2019 includes 47,281 ounces of gold from the Meliadine mine, which were produced prior to the achievement of commercial production at the Meliadine mine on May 14, 2019. Payable production for the three months and year ended December 31, 2019 include 3,137 ounces of gold from the Barnat deposit at the Canadian Malartic mine, which were produced during these periods as commercial production at the Barnat deposit had not yet been achieved. Payable production for the year ended December 31, 2019 includes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$402,527	$321,897
Short-term investments	3,936	6,005
Trade receivables	11,867	8,320
Inventories	630,474	580,068
Income taxes recoverable	3,656	2,281
Fair value of derivative financial instruments	35,516	4,535
Other current assets	159,212	179,218
Total current assets	1,247,188	1,102,324
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,325,418	7,003,665
Investments	375,103	91,236
Other assets	259,254	184,868
Total assets	$9,614,755	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$363,801	$345,572
Reclamation provision	15,270	12,455
Interest payable	12,184	16,752
Income taxes payable	102,687	26,166
Lease obligations	20,852	14,693
Current portion of long-term debt	—	360,000
Fair value of derivative financial instruments	904	—
Total current liabilities	515,698	775,638
Non-current liabilities:
Long-term debt	1,565,241	1,364,108
Lease obligations	99,423	102,135
Reclamation provision	651,783	427,346
Deferred income and mining tax liabilities	1,036,061	948,142
Other liabilities	63,336	61,002
Total liabilities	3,931,542	3,678,371

EQUITY
Common shares:
Outstanding — 243,301,195 common shares issued, less 416,881 shares held in trust	5,751,479	5,589,352
Stock options	175,640	180,160
Contributed surplus	37,254	37,254
Deficit	(366,412)	(647,330)
Other reserves	85,252	(47,922)
Total equity	5,683,213	5,111,514
Total liabilities and equity	$9,614,755	$8,789,885

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
REVENUES
Revenues from mining operations	$928,448	$753,099	$3,138,113	$2,494,892

COSTS, EXPENSES AND OTHER INCOME
Production(i)	374,853	374,969	1,424,152	1,247,705
Exploration and corporate development	39,024	23,750	113,492	104,779
Amortization of property, plant and mine development	174,954	150,319	631,101	546,057
General and administrative	33,908	35,432	116,288	120,987
Finance costs	20,933	26,285	95,134	105,082
Gain on derivative financial instruments	(58,576)	(6,828)	(107,873)	(17,124)
Environmental remediation	26,838	2,719	27,540	2,804
Impairment reversal	—	(345,821)	—	(345,821)
Foreign currency translation loss (gain)	10,991	(140)	22,480	4,850
Other expenses (income)	11,529	(11,531)	48,234	(13,169)
Income before income and mining taxes	293,994	503,945	767,565	738,742
Income and mining taxes expense	88,777	172,250	255,958	265,576
Net income for the period	$205,217	$331,695	$511,607	$473,166

Net income per share - basic	$0.85	$1.39	$2.12	$2.00
Net income per share - diluted	$0.84	$1.38	$2.10	$1.99

Weighted average number of common shares outstanding (in thousands):
Basic	242,577	239,274	241,508	236,934
Diluted	244,119	240,952	243,072	238,230

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income for the period	$205,217	$331,695	$511,607	$473,166
Add (deduct) adjusting items:
Amortization of property, plant and mine development	174,954	150,319	631,101	546,057
Deferred income and mining taxes	406	124,491	75,756	152,595
Unrealized gain on currency and commodity derivatives	(21,752)	(4,293)	(30,079)	(12,744)
Unrealized gain on warrants	(29,321)	(1,833)	(82,003)	(2,325)
Stock-based compensation	15,762	14,994	54,486	54,261
Impairment reversal	—	(345,821)	—	(345,821)
Foreign currency translation loss (gain)	10,991	(140)	22,480	4,850
Other	30,553	(5,570)	27,781	(2,746)
Changes in non-cash working capital balances:
Trade receivables	(2,700)	278	(3,547)	1,735
Income taxes	65,445	23,406	77,922	22,223
Inventories	10,737	(10,362)	(82,949)	(91,436)
Other current assets	(4,239)	34,753	198	(2,742)
Accounts payable and accrued liabilities	(39,787)	(37,666)	(5,522)	84,844
Interest payable	(12,756)	(16,783)	(5,177)	(225)
Cash provided by operating activities	403,510	257,468	1,192,054	881,692

INVESTING ACTIVITIES
Additions to property, plant and mine development	(224,738)	(195,721)	(759,342)	(882,664)
Proceeds from sale of property, plant and mine development	209	829	936	3,692
Net sales of short-term investments	1,699	759	2,069	75
Net proceeds from sale of equity securities and other investments	—	35,911	8,759	43,733
Purchases of equity securities and other investments	(8,185)	(3,767)	(45,234)	(33,498)
Payments for financial assets at amortized cost	(16,000)	(5,222)	(16,000)	(5,222)
Cash used in investing activities	(247,015)	(167,211)	(808,812)	(873,884)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	—	1,075,000	220,000
Repayment of Credit Facility	—	—	(1,075,000)	(220,000)
Proceeds from Senior Notes issuance	—	—	200,000	—
Repayment of Senior Notes	—	—	(360,000)	—
Long-term debt financing costs	—	—	(1,597)	—
Repayment of lease obligations	(4,272)	(4,941)	(15,870)	(15,451)
Dividends paid	(71,848)	(34,187)	(190,255)	(105,408)
Repurchase of common shares for stock-based compensation plans	(3,692)	(274)	(39,622)	(24,669)
Proceeds on exercise of stock options	1,367	7,384	90,656	140,627
Common shares issued	4,013	3,927	13,866	15,511
Cash (used in) provided by financing activities	(74,432)	(28,091)	(302,822)	10,610
Effect of exchange rate changes on cash and cash equivalents	4,580	1,312	210	1,653
Net increase in cash and cash equivalents during the period	86,643	63,478	80,630	20,071
Cash and cash equivalents, beginning of period	315,884	258,419	321,897	301,826
Cash and cash equivalents, end of period	$402,527	$321,897	$402,527	$321,897

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$33,255	$42,440	$95,119	$101,523
Income and mining taxes paid	$26,712	$20,330	$110,851	$90,694

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2020	2019	2020	2019
LaRonde mine	$42,854	$49,957	$169,824	$215,012
LaRonde Zone 5 mine	14,145	12,804	47,899	41,212
LaRonde Complex	56,999	62,761	217,723	256,224
Lapa mine	—	—	—	2,844
Goldex mine	24,648	22,944	82,654	82,533
Meadowbank Complex	74,871	76,641	284,976	180,848
Meliadine mine	63,177	59,669	245,700	142,932
Canadian Malartic mine(i)	57,669	54,745	195,312	208,178
Kittila mine	37,413	38,437	169,884	142,517
Pinos Altos mine	37,445	34,618	124,678	130,190
Creston Mascota mine	6,071	8,419	35,088	35,801
La India mine	16,560	16,735	68,137	65,638
Production costs per the consolidated statements of income	$374,853	$374,969	$1,424,152	$1,247,705

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		89,551		97,470		288,239		343,154

Production costs	$42,854	$479	$49,957	$513	$169,824	$589	$215,012	$627
Inventory and other adjustments(iv)	11,765	131	7,195	73	15,590	54	11,595	33
Cash operating costs (co-product basis)	$54,619	$610	$57,152	$586	$185,414	$643	$226,607	$660
By-product metal revenues	(21,339)	(238)	(15,983)	(164)	(51,217)	(177)	(67,224)	(196)
Cash operating costs (by-product basis)	$33,280	$372	$41,169	$422	$134,197	$466	$159,383	$464

LaRonde Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				478				505				1,706				2,057

Production costs		$42,854		$90		$49,957		$99		$169,824		$100		$215,012		$105
Production costs (C$)	C$	56,901	C$	119	C$	66,032	C$	131	C$	226,605	C$	133	C$	285,423	C$	139
Inventory and other adjustments (C$)(v)		4,654		10		(1,543)		(3)		(9,693)		(6)		(27,629)		(14)
Minesite operating costs (C$)	C$	61,555	C$	129	C$	64,489	C$	128	C$	216,912	C$	127	C$	257,794	C$	125

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,178		15,234		61,674		59,830

Production costs	$14,145	$874	$12,804	$840	$47,899	$777	$41,212	$689
Inventory and other adjustments(iv)	(1,449)	(89)	(977)	(64)	(1,096)	(18)	2,169	36
Cash operating costs (co-product basis)	$12,696	$785	$11,827	$776	$46,803	$759	$43,381	$725
By-product metal revenues	(140)	(9)	(77)	(5)	(261)	(4)	(185)	(3)
Cash operating costs (by-product basis)	$12,556	$776	$11,750	$771	$46,542	$755	$43,196	$722

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				261				227				968				870

Production costs		$14,145		$54		$12,804		$56		$47,899		$49		$41,212		$47
Production costs (C$)	C$	18,503	C$	71	C$	16,901	C$	74	C$	63,944	C$	66	C$	54,644	C$	63
Inventory and other adjustments (C$)(v)		(1,464)		(6)		(1,338)		(5)		(854)		(1)		2,855		3
Minesite operating costs (C$)	C$	17,039	C$	65	C$	15,563	C$	69	C$	63,090	C$	65	C$	57,499	C$	66

LaRonde Complex	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		105,729		112,704		349,913		402,984

Production costs	$56,999	$539	$62,761	$557	$217,723	$622	$256,224	$636
Inventory and other adjustments(iv)	10,316	98	6,218	55	14,494	42	13,764	34
Cash operating costs (co-product basis)	$67,315	$637	$68,979	$612	$232,217	$664	$269,988	$670
By-product metal revenues	(21,479)	(204)	(16,060)	(142)	(51,478)	(147)	(67,409)	(167)
Cash operating costs (by-product basis)	$45,836	$433	$52,919	$470	$180,739	$517	$202,579	$503

LaRonde Complex	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				739				732				2,674				2,927

Production costs		$56,999		$77		$62,761		$86		$217,723		$81		$256,224		$88
Production costs (C$)	C$	75,404	C$	102	C$	82,933	C$	113	C$	290,549	C$	109	C$	340,067	C$	116
Inventory and other adjustments (C$)(v)		3,190		4		(2,881)		(4)		(10,547)		(4)		(24,774)		(8)
Minesite operating costs (C$)	C$	78,594	C$	106	C$	80,052	C$	109	C$	280,002	C$	105	C$	315,293	C$	108

Goldex Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		39,507		34,963		127,540		140,884

Production costs	$24,648	$624	$22,944	$656	$82,654	$648	$82,533	$586
Inventory and other adjustments(iv)	(1,258)	(32)	(551)	(16)	(1,756)	(14)	(289)	(2)
Cash operating costs (co-product basis)	$23,390	$592	$22,393	$640	$80,898	$634	$82,244	$584
By-product metal revenues	(20)	(1)	(12)	—	(37)	—	(33)	—
Cash operating costs (by-product basis)	$23,370	$591	$22,381	$640	$80,861	$634	$82,211	$584

Goldex Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				756				684				2,655				2,785

Production costs		$24,648		$33		$22,944		$34		$82,654		$31		$82,533		$30
Production costs (C$)	C$	32,064	C$	42	C$	30,240	C$	44	C$	109,727	C$	41	C$	109,373	C$	39
Inventory and other adjustments (C$)(v)		(487)		—		(700)		(1)		(287)		—		(245)		—
Minesite operating costs (C$)	C$	31,577	C$	42	C$	29,540	C$	43	C$	109,440	C$	41	C$	109,128	C$	39

Meadowbank Complex	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(vi)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		57,739		61,660		198,418		158,208

Production costs	$74,871	$1,297	$76,641	$1,243	$284,976	$1,436	$180,848	$1,143
Inventory and other adjustments(iv)	(8,123)	(141)	10,290	167	(5,028)	(25)	2,859	18
Cash operating costs (co-product basis)	$66,748	$1,156	$86,931	$1,410	$279,948	$1,411	$183,707	$1,161
By-product metal revenues	(777)	(14)	(273)	(5)	(1,342)	(7)	(1,391)	(9)
Cash operating costs (by-product basis)	$65,971	$1,142	$86,658	$1,405	$278,606	$1,404	$182,316	$1,152

Meadowbank Complex	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)(vii)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				684				709				2,482				2,381

Production costs		$74,871		$109		$76,641		$108		$284,976		$115		$180,848		$76
Production costs (C$)	C$	99,476	C$	145	C$	101,041	C$	143	C$	382,592	C$	154	C$	240,014	C$	101
Inventory and other adjustments (C$)(v)		(9,413)		(13)		13,990		19		(14,407)		(6)		6,292		2
Minesite operating costs (C$)	C$	90,063	C$	132	C$	115,031	C$	162	C$	368,185	C$	148	C$	246,306	C$	103

Meliadine Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(viii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,273		81,607		312,398		191,113

Production costs	$63,177	$716	$59,669	$731	$245,700	$786	$142,932	$748
Inventory and other adjustments(iv)	(5,397)	(62)	(1,290)	(16)	(3,353)	(10)	389	2
Cash operating costs (co-product basis)	$57,780	$654	$58,379	$715	$242,347	$776	$143,321	$750
By-product metal revenues	(219)	(2)	(268)	(3)	(527)	(2)	(286)	(2)
Cash operating costs (by-product basis)	$57,561	$652	$58,111	$712	$241,820	$774	$143,035	$748

Meliadine Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)(ix)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				334				326				1,346				773

Production costs		$63,177		$189		$59,669		$183		$245,700		$183		142,932		$185
Production costs (C$)	C$	82,993	C$	248	C$	78,595	C$	241	C$	329,036	C$	244	C$	188,680	C$	244
Inventory and other adjustments (C$)(v)		(4,783)		(14)		(1,350)		(4)		(5,458)		(4)		1,409		2
Minesite operating costs (C$)	C$	78,210	C$	234	C$	77,245	C$	237	C$	323,578	C$	240	C$	190,089	C$	246

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(i)(ii)(x)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		86,371		81,905		265,387		331,459

Production costs	$57,669	$668	$54,745	$668	$195,312	$736	$208,178	$628
Inventory and other adjustments(iv)	1,178	13	(1,070)	(13)	3,855	14	(723)	(2)
Cash operating costs (co-product basis)	$58,847	$681	$53,675	$655	$199,167	$750	$207,455	$626
By-product metal revenues	(2,183)	(25)	(2,038)	(25)	(7,198)	(27)	(6,711)	(20)
Cash operating costs (by-product basis)	$56,664	$656	$51,637	$630	$191,969	$723	$200,744	$606

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(i)(iii)(xi)	December 31, 2020				December 31, 2019				December 31, 2020				December 31, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,869				2,587				9,669				10,391

Production costs		$57,669		$20		$54,745		$21		$195,312		$20		$208,178		$20
Production costs (C$)	C$	75,328	C$	26	C$	70,604	C$	27	C$	260,019	C$	27	C$	274,786	C$	26
Inventory and other adjustments (C$)(v)		1,068		1		(3,132)		(1)		(34)		—		(2,201)		—
Minesite operating costs (C$)	C$	76,396	C$	27	C$	67,472	C$	26	C$	259,985	C$	27	C$	272,585	C$	26

Kittila Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		45,056		55,345		208,125		186,101

Production costs	$37,413	$830	$38,437	$694	$169,884	$816	$142,517	$766
Inventory and other adjustments(iv)	3,577	80	3,480	63	(2,121)	(10)	(5,314)	(29)
Cash operating costs (co-product basis)	$40,990	$910	$41,917	$757	$167,763	$806	$137,203	$737
By-product metal revenues	(69)	(2)	(89)	(1)	(238)	(1)	(238)	(1)
Cash operating costs (by-product basis)	$40,921	$908	$41,828	$756	$167,525	$805	$136,965	$736

Kittila Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		353		468		1,702		1,591

Production costs	$37,413	$106	$38,437	$82	$169,884	$100	$142,517	$90
Production costs (€)	€31,804	€90	€34,598	€74	€147,993	€87	€127,355	€80
Inventory and other adjustments (€)(v)	3,451	10	2,547	5	(1,667)	(1)	(5,882)	(4)
Minesite operating costs (€)	€35,255	€100	€37,145	€79	€146,326	€86	€121,473	€76

Pinos Altos Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		36,671		35,822		114,798		155,124

Production costs	$37,445	$1,021	$34,618	$966	$124,678	$1,086	$130,190	$839
Inventory and other adjustments(iv)	(59)	(2)	1,344	38	(4,089)	(36)	4,229	28
Cash operating costs (co-product basis)	$37,386	$1,019	$35,962	$1,004	$120,589	$1,050	$134,419	$867
By-product metal revenues	(9,266)	(252)	(8,822)	(246)	(34,646)	(301)	(35,322)	(228)
Cash operating costs (by-product basis)	$28,120	$767	$27,140	$758	$85,943	$749	$99,097	$639

Pinos Altos Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		544		512		1,796		2,007

Production costs	$37,445	$69	$34,618	$68	$124,678	$69	$130,190	$65
Inventory and other adjustments(v)	(228)	(1)	993	2	(6,737)	(3)	3,074	1
Minesite operating costs	$37,217	$68	$35,611	$70	$117,941	$66	$133,264	$66

Creston Mascota Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		4,202		6,919		38,599		48,380

Production costs	$6,071	$1,445	$8,419	$1,217	$35,088	$909	$35,801	$740
Inventory and other adjustments(iv)	(1,534)	(366)	578	83	(1,622)	(42)	678	14
Cash operating costs (co-product basis)	$4,537	$1,079	$8,997	$1,300	$33,466	$867	$36,479	$754
By-product metal revenues	(635)	(151)	(1,574)	(227)	(10,116)	(262)	(9,671)	(200)
Cash operating costs (by-product basis)	$3,902	$928	$7,423	$1,073	$23,350	$605	$26,808	$554

Creston Mascota Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)(xii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		94		526		1,067

Production costs	$6,071	$—	$8,419	$90	$35,088	$67	$35,801	$34
Inventory and other adjustments(v)	(6,071)	—	469	5	(6,836)	(13)	(122)	(1)
Minesite operating costs	$—	$—	$8,888	$95	$28,252	$54	$35,679	$33

La India Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		22,393		20,616		84,974		82,190

Production costs	$16,560	$740	$16,735	$812	$68,137	$802	$65,638	$799
Inventory and other adjustments(iv)	1,840	82	2,060	100	141	1	4,166	50
Cash operating costs (co-product basis)	$18,400	$822	$18,795	$912	$68,278	$803	$69,804	$849
By-product metal revenues	(196)	(9)	(413)	(20)	(1,317)	(15)	(2,184)	(26)
Cash operating costs (by-product basis)	$18,204	$813	$18,382	$892	$66,961	$788	$67,620	$823

La India Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,657		1,404		5,526		5,402

Production costs	$16,560	$10	$16,735	$12	$68,137	$12	$65,638	$12
Inventory and other adjustments(v)	1,438	1	1,893	1	(895)	—	2,591	1
Minesite operating costs	$17,998	$11	$18,628	$13	$67,242	$12	$68,229	$13

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash costs per ounce.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of minesite costs per tonne.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The Meadowbank Complex's cost calculations per ounce of gold produced for the three months and year ended December 31, 2020 exclude 10,995 ounces of payable gold production, which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(vii) The Meadowbank Complex's cost calculations per tonne for the three months and year ended December 31, 2020 exclude 121,317 tonnes of ore from the IVR deposit, which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2019 exclude 369,519 tonnes, which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii) The Meliadine mine's cost calculations per ounce of gold produced for the three months and year ended December 31, 2020 exclude 4,509 and 6,491 ounces of payable gold production, respectively, which were produced during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable gold production, which were produced prior to the achievement of commercial production on May 14, 2019.

(ix) The Meliadine mine's cost calculations per tonne for the three months and year ended December 31, 2020 exclude 36,130 and 49,504 tonnes of ore from the Tiriganiaq open pit deposit, respectively, which were processed during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2019 exclude 263,749 tonnes, which were processed prior to the achievement of commercial production on May 14, 2019.

(x) The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three months and year ended December 31, 2019 exclude 3,137 ounces of payable gold production, which were produced during these periods as commercial production at the Barnat deposit had not yet been achieved.

(xi) The Canadian Malartic mine's cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes of ore from the Barnat deposit, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine’s cost calculations per tonne for the three months and year ended December 31, 2019 exclude 133,615 tonnes, which were processed during this period as commercial production at the Barnat deposit had not yet been achieved.

(xii) The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2020 exclude approximately $6.1 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended December 31,		Year Ended December 31,
(United States dollars per ounce of gold produced, except where noted)	2020	2019	2020	2019
Production costs per the consolidated statements of income (thousands of United States dollars)	$374,853	$374,969	$1,424,152	$1,247,705
Adjusted gold production (ounces)(i)(ii)(iii)(iv)	485,941	491,541	1,700,152	1,696,443
Production costs per ounce of adjusted gold production	$771	$763	$838	$735
Adjustments:
Inventory and other adjustments(v)	1	42	—	10
Total cash costs per ounce of gold produced (co-product basis)(vi)	$772	$805	$838	$745
By-product metal revenues	(71)	(60)	(63)	(72)
Total cash costs per ounce of gold produced (by-product basis)(vi)	$701	$745	$775	$673
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	206	213	199	185
General and administrative expenses (including stock options)	70	72	68	71
Non-cash reclamation provision, sustaining leases and other	8	9	9	9
All-in sustaining costs per ounce of gold produced (by-product basis)	$985	$1,039	$1,051	$938
By-product metal revenues	71	60	63	72
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,056	$1,099	$1,114	$1,010

Notes:

(i) Adjusted gold production for the three months and year ended December 31, 2020 exclude 10,995 ounces of payable gold from the IVR deposit at the Meadowbank Complex, which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. Adjusted gold production for the year ended December 31, 2019 excludes 35,281 ounces of payable gold at the Meadowbank Complex, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(ii) Adjusted gold production for the three months and year ended December 31, 2020 exclude 4,509 and 6,491 ounces of payable gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit. Adjusted gold production for the year ended December 31, 2019 excludes 47,281 ounces of payable gold at the Meliadine mine, which were produced prior to the achievement of commercial production on May 14, 2019.

(iii) Adjusted gold production for the year ended December 31, 2020 excludes 18,930 ounces of payable gold from the Barnat deposit at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. Adjusted gold production for the three months and year ended December 31, 2019 exclude 3,137 ounces of payable gold from the Barnat deposit at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(iv) Adjusted gold production for the year ended December 31, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(v) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vi) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Net Income to Operating Margin(i)

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$205,217	$331,695	$511,607	$473,166
Income and mining taxes expense	88,777	172,250	255,958	265,576
Other expenses (income)	11,529	(11,531)	48,234	(13,169)
Foreign currency translation loss (gain)	10,991	(140)	22,480	4,850
Impairment reversal	—	(345,821)	—	(345,821)
Environmental remediation	26,838	2,719	27,540	2,804
Gain on derivative financial instruments	(58,576)	(6,828)	(107,873)	(17,124)
Finance costs	20,933	26,285	95,134	105,082
General and administrative	33,908	35,432	116,288	120,987
Amortization of property, plant, and mine development	174,954	150,319	631,101	546,057
Exploration and corporate development	39,024	23,750	113,492	104,779
Operating margin(i)	$553,595	$378,130	$1,713,961	$1,247,187

Note:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.